CERNER
All Together





Medical forms are redundant, and they repeat themselves.



cerner.com

Health Economy

2007 Annual Report

Cerner is committed to eliminating the clipboard from healthcare—a highly recognizable symbol of the inefficiency and fragmentation that plague the current "system." We believe that a true health economy is person-centric, allows consumer and physician connectivity across care venues, and delivers integrated clinical and financial transactions to eliminate unnecessary waste. To learn more about our vision for coordinated, evidence-based care, visit ***www.cerner.com***.

ANNUAL REPORT 2007

CERNER
All Together

Table of Contents: Annual Report 2007

Board of Directors

Neal L. Patterson

- Chairman of the Board and Chief Executive Officer, Cerner Corporation

Clifford W. Illig

- Vice Chairman, Cerner Corporation

Gerald E. Bisbee Jr., Ph.D.

- Chairman, President and Chief Executive Officer, ReGen Biologics, Inc., Franklin Lakes, NJ

The Honorable John C. Danforth

- Partner, Bryan Cave LLP, St. Louis, MO
- Ambassador to the United Nations, July 2004-January 2005
- U.S. Senator - Missouri, 1976-1995

The Honorable Nancy-Ann DeParle

- Managing Director of CCMP Capital
- Adjunct Professor of Health Care Systems at the Wharton School of the University of Pennsylvania
- Commissioner on the Medicare Payment Advisory Commission
- Administrator, Centers for Medicare and Medicaid Services, 1997-2000

Michael E. Herman

- General Partner, Herman Family Trading Company, Kansas City, MO
- President, Kansas City Royals Baseball Club, 1992-2000

William B. Neaves, Ph.D.

- President and Chief Executive Officer, The Stowers Institute for Medical Research, Kansas City, MO

William D. Zollars

- Chairman, President and Chief Executive Officer, YRC Worldwide, Overland Park, KS

Leadership

Cerner Executive Cabinet

Neal L. Patterson • Chairman of the Board and Chief Executive Officer
Clifford W. Illig • Vice Chairman
Earl H. "Trace" Devanny, III • President
Jeffrey A. Townsend • Executive Vice President
Michael G. Valentine • Executive Vice President and General Manager, United States
Zane M. Burke • Senior Vice President, United States Client Relationships
Paul N. Gorup • Senior Vice President and Chief of Innovation
Marc G. Naughton • Senior Vice President and Chief Financial Officer
Michael R. Nill • Senior Vice President, Intellectual Property and CernerWorks
Shellee K. Spring • Senior Vice President, PowerWorks
Julia M. Wilson • Senior Vice President and Chief People Officer
William J. Miller • Vice President, TechWorks and DeviceWorks
David W. Sides • Vice President, Worldwide Consulting
Donald D. Trigg • Vice President and General Manager, United Kingdom
Bill D. Wing • Vice President, Healthe Employer and Government

Cerner Executive Management

Jack A. Newman, Jr. • Executive Vice President
John B. Landis • Senior Vice President, Client Operations
Robert J. Campbell • Vice President and Chief Learning Officer
Kimberly K. Hlobik • Vice President, Lighthouse
Gay M. Johannes • Vice President and Chief Quality Officer
Catherine E. Mueller • Vice President, Client Experience
J. Randall Nelson • Vice President, Life Sciences
Randy D. Sims • Vice President, Chief Legal Officer and Secretary
Kevin S. Smyth • Vice President and Chief Information Officer
Jacob P. Sorg • Vice President, National Practices

United States Client Organization

Jude G. Dieterman • Senior Vice President, Cerner Corporation and President, Client Development
Richard J. Flanigan • Senior Vice President, Cerner Corporation and President, Academic and Children's
John T. Peterzalek • Senior Vice President, Cerner Corporation and President, U.S. East
Michael C. Neal • Vice President, Cerner Corporation and President, U.S. West

Global Client Organization

Alan C. Fowles • Vice President, United Kingdom
Marcos Garcia • Vice President, United Kingdom National Programmes
J. Bryan Ince • Vice President, United Kingdom Intellectual Property
Robert J. Shave • Vice President, Cerner Corporation and President, Cerner Canada
Bruno N. Slosse • Vice President and General Manager, France and Spain
Robyn W. Tolley • Vice President, United Kingdom
Amr Mostafa Gad • General Manager, Middle East
Richard W. Heise • General Manager, Australia and New Zealand
Brian P. Sandager • General Manager, Germany
David Wood • General Manager, East Asia

Intellectual Property Organization

Douglas S. McNair, M.D. & Ph.D. • Senior Vice President, Knowledge and Discovery
Ryan R. Hamilton • Vice President, Intellectual Property Development
David P. McCallie, Jr., M.D. • Vice President, Medical Informatics
Rama Nadimpalli • Vice President and General Manager, Cerner India

To Cerner's Shareholders, Clients and Associates:

2007 was another year of solid performance that included good financial results and continued progress on our key initiatives. Our work during the year positions Cerner to continue our long history of strong organic growth. Here for your review are some highlights of Cerner's performance. For perspective, we have included the associated long-term 3, 5 and 10-year compound growth rates for many of the financial metrics.

- We had another record year in Bookings, Backlog, Revenues, Operating Earnings, Net Earnings, Earnings Per Share, Cash Collections and Operating Cash Flow.
- Annual revenues grew 10% to $1.52 billion in 2007, with long-term growth rates of 18%, 14% and 20%.
- Global revenues (all non-United States revenues) grew 40% to $291 million, a ten-fold increase from just 5 years ago when Global revenues were $29 million in 2002.
- Our operating margin[1] increased 170 basis points to 15.1%, up from 12.4% and 11.6% 3 and 5 years ago.
- Net earnings[1] grew 28% to $145 million, with long-term growth rates of 31%, 23% and 25%.
- Earnings per share[1] grew 26% to $1.75, with long-term growth rates of 26%, 20% and 23%.
- Revenue backlog grew 22% to $3.25 billion, with long-term growth rates of 28%, 27% and 26%.
- Cash flow from operations grew 18% to $275 million, with long-term growth rates of 18%, 32% and 31%.
- Our *CernerWorks*℠ managed services business had another great year, with revenues increasing 32% to $145 million, and a 3-year compound annual growth rate of 43%.
- We set operational records across the company, measured by the number of systems implemented, in just about every country we do business. We implemented more than 1,400 solutions during 2007 and ended the year with more than 7,500 *Cerner Millennium*® solutions live at more than 1,200 client sites across the world. In total, our strategic client footprint now includes more than 6,000 hospital, health system, physician practice, clinic, laboratory, pharmacy and employer clients.
- We made appreciable progress on two of our strategic initiatives to further systemize healthcare, demonstrating our ability to expand Cerner's boundaries by creating new markets to generate new organic growth.
  - ◇Addressing opportunities in the healthcare devices sector:
    - We experienced early successes with our *CareAware*™ *MDBus*™ device connectivity architecture, obtaining 25 new client footprints and 10 certification agreements with device manufacturers. This architecture creates standards and contains technology for connecting the hundreds of different types of medical devices found in healthcare venues.
    - We shipped the first production units of *CareAware RxStation*™ medication dispensing devices, launching the next generation of medication dispensing technology. This is significant in that the device and the workflow are driven directly from the electronic medical record.
  - ◇Redefining the way employers connect their employees to healthcare:
    - We signed three new employer clients for 2008, who will eliminate healthcare's middlemen and pay providers using our completely new transaction.
    - We are also redefining the service strategies for healthcare delivery, adding a Fortune 500 employer as a client to provide a fully automated, employer-based clinic patterned after Cerner's own successful on-campus Healthe Clinic.

The lifecycle of information for a public company involves rapid communications, real-time analysis and quick market response. Almost all of the above information was reported months ago and has been totally consumed. Annual reports no longer are the communication medium most shareholders use to monitor their investments. We view this letter as our opportunity to communicate aspects of Cerner that are not often addressed in other venues. In this year's letter, we discuss two rather large and complex subjects: first, what makes our mission so important, and second, why what we do is so hard. We finish with a more traditional analytical discussion around some important trends inside our business model.

---

1 Operating margin, net earnings and earnings per share reflect adjustments compared to results reported on a Generally Accepted Accounting Principles (GAAP) basis in our 2007 Form 10-K. Non-GAAP results should not be substituted as a measure of our performance but instead may be used along with GAAP results as a supplemental measure of financial performance. Non-GAAP results are used by management along with GAAP results to analyze our business, make strategic decisions, assess long-term trends on a comparable basis, and for management compensation purposes. Please see the appendix to this letter for a reconciliation of these items to GAAP results.

Why Is Cerner's Core Mission So Important?

Healthcare is unique in a number of ways making it a great industry in which Cerner can grow. It also makes Cerner a very meaningful place to spend your career. Whenever I speak to fellow Cerner associates for any length of time about our vision, mission, and direction, I inevitably make two points to drive home why our core mission is so important. First, I say that it is highly likely that each associate's healthcare needs will someday be directly impacted by *Cerner®* solutions. The quality of design, development, delivery, and operations will directly impact the quality, safety and availability of care for each of us and our family members. Many associates can already vouch for this. The second point I make, especially to our younger associates, is a concerned warning: "YOU are going to pay for ME and my friends." That is, they will be the major source of funding for the most demanding group of consumers ever to hit our healthcare system. The very oldest Baby Boomers are, by most accounts, turning 62 this year, with 79 million to follow. When the Boomers enter the system, it will drive costs up and put a major burden on the under-40 crowd as taxpayers. This is a universal truth for almost all developed countries. The economic future of every country is being threatened by significantly higher healthcare costs in the coming decades, and taxpayers, not retirees, will bear the brunt of the burden. Cerner's mission in healthcare is important because of our ability to relieve some of this pressure.

Sometimes I ask associates whether they would expect a marvelous pill that cures all cancer to *increase or decrease* the amount of money that we as a society spend on healthcare. It is in many ways logical for them to believe and answer, optimistically, that health spending would decrease. The truth of the matter is, paradoxically, that spending would increase. In fact, pill or not, cancer death rates have been falling at a rate of 1% annually since the early 1990s, at the same time that health expenditures *have* grown to occupy more than 16% of our gross domestic product (GDP). Most health economists believe that the cost of healthcare will continue to rise, consuming an even greater percentage of our GDP, even as our ability to combat disease improves.

Cerner's success will not solve the conundrum. But our mission to eliminate all inappropriate variance, avoidable medical error, unnecessary waste, needless delay and costly friction will make a significant contribution to redressing healthcare spending issues. According to a 2006 RAND study, published in *Health Affairs*, a respected health policy journal, the widespread adoption of healthcare information technology in the United States would reduce national healthcare spending approximately 10%, by increasing the efficiency of the care delivery and better coordinating care across the community. At Cerner, we believe that the RAND study is conservative and quite achievable. We also believe that there is a great deal of unnecessary administrative "friction" in our current healthcare system, especially in the United States. In a 2002 study reported in the *New England Journal of Medicine*, it was estimated that about 32% of the United States' healthcare system is consumed by administration. That is a grossly inefficient industry by any standard. The root cause of this inefficiency is the payment system, which reflects a lack of innovation by most of the current insurance and managed care companies.

Let's convert this inefficiency into real numbers. The Centers for Medicare & Medicaid Services (CMS) recently published national health expenditure projections through the year 2017. Analyzing these projections, *Health Affairs* proclaimed the headline for the next major cost driver for the United States: "The Baby-Boom Generation Is Coming To Medicare." If you study selected data from the CMS report, below, the bottom line is very clear: The healthcare spend in the United States is expected to nearly double over the next 10 years, moving from just over 2 trillion dollars to more than 4 trillion dollars.

Spending category	1993	2007	2017
National Health Expenditures (NHE)	$912.6	$2,245.6	$4,277.1
Hospital care	317.2	696.7	1,345.7
Professional Services	280.7	701.1	1,297.7
NHE per Capita	$3,468.6	$7,439.1	$13,101.1
NHE as % of Gross Domestic Product	13.7%	16.3%	19.5%

SOURCE: Centers for Medicare & Medicaid Services, Office of the Actuary

The table above documents the steady increase in the percentage of the GDP that is going to healthcare, rising from 13.7% in 1993 to an expected 19.5% in 2017. This increase is the result of a 30-year period in which healthcare costs will have been growing faster than the rest of the economy by 2.7% annually. This is compounded by the fact that the rate of medical inflation also is outpacing the inflation rate for rest of the economy. Almost all other major developed countries have seen the same pattern.

There are many factors contributing to this astonishing, consistent, and alarming long-term trend: as our **population** grows, so does our national spending on healthcare. Ever-expanding scientific research, breakthrough procedures, medicines and technologies create new vistas of possible treatments and diagnostics, driving up the **utilization** of healthcare and improving the quality of life. In demographic terms, **longer life spans** add greater consumption of healthcare services, and the graying of the population increases the per capita consumption and utilization. And, not insignificantly, the rate of **medical inflation** of medical prices has tended to rise faster than other prices.

These increases will be borne by all players—the consumer, the employer, our governments, and especially the citizen taxpayer. 2008 is a presidential election year in the United States, and there is a chance that we will have a healthy debate about the future of our healthcare system. In this debate, some will decry the state of the United States' healthcare system, using comparisons to other systems that spend less money per capita and seemingly get better clinical outcomes. Others will cite the studies that estimate up to 100,000 unnecessary deaths occur in our hospitals each year due to medical error. Still, others will focus on the number of uninsured—over 40 million—as a major failing of the United States' system. The United States' competitiveness as a nation will be evoked as a reason this must be addressed. Everyone will agree that the current direction it is not sustainable. All the while, other countries will have similar debates.

In summary, our mission is so important because it addresses one of the largest issues facing societies around the world—the efficiency, safety, and quality of our systems of healthcare. Our societies have tremendous needs that will only be met by innovative thinkers who seek to understand healthcare in all its complexity.

As shareholders, this is one of the reasons we like Cerner's outlook for the next 10 years. If we continue innovating and addressing the complex issues facing the healthcare industry, we will have very sizable new opportunities for some time to come.

Why Is Our Work So Hard?

My father, a farmer, taught me my earliest lesson of business, "Success follows hard work." At the time, "hard work" carried strenuous physical connotations. (To this day, I define a "hard day's work" as my brother and I putting up 1,000 bales of hay in the barn before nightfall.) Relatively early in my Cerner career, however, I began to appreciate the difference between "hard work" and "work that is hard." At Cerner, we do both. We work very hard...at work that *is* very hard.

All companies strive to create products or services that are valued by their customers, and Cerner is like every other company in this respect. We work with one client at a time, implementing technological solutions to problems, with a goal of improving an organization's productivity, quality and financial performance. We have a broad array of solutions in our catalog, and they nearly always contain a great deal of software we have written.

What makes our work hard is that we have chosen to be knowledge workers in one of the world's most complex environments. Healthcare is inherently hard. Our clients are part of a "healthcare system" that is famously complicated. In every community, it consists of numerous independent private and public interests, dozens of unconnected care venues, and thousands of discrete organizations, deploying hundreds of healthcare roles and medical specialties to address medical needs arising from the myriad conditions of human biology. This thing we call a healthcare system is not a mechanical system. It was never designed. The system was not constructed like a watch or a bridge, in accordance with a master plan. Its parts move, react, adapt and evolve with a high degree of autonomy, and yet they all must interconnect. The healthcare "system" is a tangle of relationships that connect consumers to millions of healthcare providers in thousands of independent hospitals, clinics, physician offices, surgery centers, laboratories, pharmacies, nursing homes, and home health agencies. These relationships include employers, payers and governments, all with vested interests in healthcare. Systems of healthcare are the subject of debates, the pride of nations, and the death of political careers.

Healthcare also is not static. It has a growing and emerging intricacy, fueled by discovery about our complex human bodies. Its state

1975	1979	1982	1983	1984	1986
	Neal Patterson, Paul Gorup, and Cliff Illig leave Arthur Andersen & Co. to form their own company	*PathNet*® is installed in the lab at St. John Medical Center in Tulsa, Oklahoma	29 associates	Cerner secures $1.5 million venture capital funding from First Chicago Capital Corporation	Cerner goes public on Nasdaq (CERN) $17 million of revenue 149 associates

is not constant or predictable. Cerner Board member, educator and scientist William Neaves wrote in his 2004 essay, *Why We Die*, "Mortality is deeply embedded in our genes, and medical science is unlikely to uproot it." Still, it is a basic human desire to be healthy, vibrant and alive. Around the world, our shared quest for additional years and quality of life is a market driver that does not evaporate.

Our clients are complex organizations, especially the larger, sophisticated health systems and medical centers. They face unique management challenges that peers in other industries do not, challenges that result from the complexity of the overall environment in which they operate every day. Peter Drucker, the father of management science, described this phenomenon in his 1966 book, *The Effective Executive*:

> In a hospital, for instance—perhaps the most complex of the modern knowledge organizations – nurses, dieticians, physical therapists, medical and X-ray technicians, pharmacologists, pathologists, and a host of other health-service professionals have to work on and with the same patient, with a minimum of conscious command or control by anyone....In terms of organizational structure, each of these health-service professionals reports to his own chief. Each operates in terms of his own highly specialized field of knowledge; that is, as a "professional." But each has to keep all the others informed according to the specific situation, the condition, and the need of an individual patient. Otherwise, their efforts are more likely to do harm than good. In a hospital in which the focus on contribution has become ingrained habit, there is almost no difficulty in achieving such team work. In other hospitals this sideways communication, this spontaneous self-organization into the right task-focused teams, does not occur despite frantic efforts to obtain communications and coordination through all kinds of committees, staff conferences, bulletins, sermons and the like.

Drucker's description impacted me decades ago and was one of the best and earliest descriptions of what we at Cerner were trying to do with information technology in healthcare. In fact, one early version of our mission was to have Cerner's systems supplant the "spontaneous, self-organizing, ingrained habit of the right task-focused team."

Besides coordinating and communicating knowledge in a timely manner, other challenges bedevil our hospital clients. For example, a large percentage of their costs are driven by decisions made by the attending and consulting physicians, most of whom do not work for the organization that has to pay the bill. And in many cases, these same physicians have relationships with competing organizations in the community. This is just one of many examples of healthcare's misaligned incentives. A mix of private and public funding, along with obscenely convoluted methods of reimbursement, guarantee that few people inside or outside healthcare understand the true costs of healthcare services and procedures.

Creating fundamental change in healthcare systems, organizations, transactions and processes is a major challenge. And the type of change we introduce into these interactions is profound, affecting all strata of healthcare, from consumers to providers to payors to employers to governments. Within the provider organizations, our work touches physicians, nurses, technicians, front-line clerks and almost every clinical and business process.

Our day-to-day reality is that of pursuing a moving target, one that must be continually assessed and reassessed. Cerner has a long history of addressing unmet needs of the healthcare industry, never shying away from the hard work that needs to be done. Each year as the complexity increases, so do the barriers to entry. Many companies, large and small, sense the business opportunities inside healthcare. But few, if any, have the scale, the experience, the team, the technology and the vision to make a big difference. That is why, for the past three decades, the names of our competitors change routinely. Cerner has staying power. I believe there is no company better positioned to meet the needs of the healthcare industry in the next decade.

1987	1990	1992	1993	1994	1995
Cerner listed as one of *Inc.* magazine's 100 fastest-growing companies	Revenues surpass $50 million	2 for 1 stock split (May 12) Cerner Vision Center opens Revenue surpasses $100 million	2 for 1 stock split (March 1)	1,000 associates	2 for 1 stock split (August 7)

The Only Constant Is Change

Early in the 1980s, a physician sent me a small plaque with the inscription, "People Fear Change More Than They Do Disaster." The words are as meaningful today as they were back then. I have kept the plaque in my office—both as a reminder to empathize with clients' and associates' natural fears, and as a *de facto* statement of Cerner's purpose as a purveyor of change. Everything, it seems, is constantly changing.

Our business model is no exception. Elements of Cerner's business model have changed over time. In the long run, these changes are good, and they have led to increasing levels of high-quality recurring sources of revenue. In the near term, however, some changes have impacted revenue growth and cash flow.

In the appendix to this letter, we explain our business model with a great deal of transparency, something we have included and updated for several years consecutively. Here, within the body of this letter, I want to comment on some of the key underlying dynamics creating change.

One area of change is the way most of our clients fulfill their technology needs. For a long time, Cerner has been one of the largest resellers of HP and IBM hardware into the healthcare sector. While this is the lowest margin part of our business, it is an area where we have consciously decided to engage to meet our clients' current and future technology platform needs to operate our technologies.

There has been a fundamental shift over the past several years in this part of our business, driven by the tremendous success we are having with our new and existing clients adopting our Cerner-hosted model. When clients elect to have Cerner host their *Cerner Millennium* applications, they no longer need to purchase the hardware up-front from us. The result of this shift is lower initial revenue from hardware sales, with that opportunity being replaced by a higher margin recurring *CernerWorks* Managed Services revenue stream. This approach also negatively impacts our cash flow in the short term because we purchase the hardware upfront for our data centers, but the client is paying for it over the 5-7 year term of the Managed Services agreement. As our Managed Services business has grown, the impact its success is having on revenue growth and cash flow is shifting to positive. We now have large amounts of recurring Managed Services revenue coming out of backlog and contributing to revenue growth. These recurring revenues also are becoming large enough to provide cash flow to fund the purchase of the hardware required for our new hosted clients—a dynamic that will allow this business to contribute to strong cash flow growth for Cerner.

Another area that has had a negative impact on revenue growth is our approach to the physician market in which we offer *PowerWorks®* physician practice management and electronic medical record (EMR) solutions on a subscription basis. The fundamentals of our physician practice business are solid, and our goal is to have 100,000 physicians utilizing our *PowerWorks* solutions. We are extremely well positioned, with a large acute-care base of clients—many with significant market share in their local markets that are either piloting or deploying *PowerWorks* solutions as part of their strategy to align with physicians. Despite this momentum, we are getting little short-term revenue growth because the subscription model generates little initial revenue. Similar to our *CernerWorks* Managed Services business, we expect the *PowerWorks* business to become a significant recurring source of revenue over time.

Even our approach to our software licenses takes a long-term view in that we provide a perpetual license to *Cerner Millennium* solutions, making upgrades to clients free of any additional license fees. And in 2007, our installed base was extremely busy upgrading to the *Cerner Millennium* 2007 release, with about 30% of our *Cerner Millennium* footprints completed during the year and a similar amount in process and scheduled to be completed by the middle of 2008. The *Cerner Millennium* 2007 release is the most comprehensive release in our history, and for many of our clients, this was their top priority in 2007, which limited our opportunity to sell what we call "whitespace" or additional *Cerner Millennium* applications back into our base. This contributed to a decline in software revenue

1997	1999	2000	2001	2002	2003
2,000 associates	*HNA Millennium®* Phase 1 is completed Cerner makes *Fortune* list of "Best 100 Companies to Work For"	3,000 associates	Revenue surpasses $500 million	4,000 associates	Cerner and Atos Origin awarded U.K. National Health Services Choose and Book contract

compared to 2006, but is very good in the long-term.

Importantly, this upgrade process has significant benefits, including the reduction in the number of software releases being supported and a reduction in support calls after the first 100 days after an upgrade. And we expect our software sales to improve in 2008, with the hardest part of the *Cerner Millennium* Release 2007 upgrade cycle behind us, and an increased pipeline of opportunities outside of our installed base.

In summary, I believe the strengthening of our business model that has occurred over time far outweighs the short-term impact of these dynamics. For perspective, consider the shift that has occurred so far in this decade:

- In the year 2000, 55% of our revenue and 41% of our contribution margin (profit before indirect expenses such as research and development, sales, marketing, and administrative) came from recurring or visible sources, such as support and maintenance and professional services. The remaining 45% of revenue and 59% of contribution margin came from non-recurring sources, such as software and hardware sales.
- In 2007, 72% of our revenue and 68% of our contribution margin came from recurring or visible services, while only 28% of revenue and 32% of contribution margin came from non-recurring sources.

In other words, Cerner is now at a point where more than two-thirds of both our revenue and contribution margin come from stable, highly desirable recurring or visible sources. This is a good type of change.

Close

We are on a journey. The road ahead is seldom straight or smooth. We are focused on finishing this decade strong. For all of the reasons that we discussed in the first two sections of this letter, we believe there will be a robust worldwide market for *Cerner* solutions. We are also committed to continuing our long-term history of innovations, which drive new organic growth.

Thank you for your commitment to Cerner. We see the next decade as full of opportunities, a time when we will leverage our successes over the past two decades to deal with even larger opportunities. We are here for the most challenging problems in healthcare, a mission we believe will be both important to many and rewarding for our shareholders.

NEAL L. PATTERSON
FOUNDER
Chairman & Chief Executive Officer

CLIFFORD W. ILLIG
FOUNDER
Vice Chairman

PAUL N. GORUP
FOUNDER
Senior Vice President & Chief of Innovation

EARL H. DEVANNY, III
President

JEFFREY A. TOWNSEND
Executive Vice President

MICHAEL G. VALENTINE
Executive Vice President
& General Manager, United States

MARC G. NAUGHTON
Senior Vice President
& Chief Financial Officer

JULIA M. WILSON
Senior Vice President
& Chief People Officer

2004

Cerner celebrates 25th anniversary

Cerner ranks third amongst software companies in the *Wall Street Journal's* Top 50 Returns over a five-year period

5,000 associates

2005

Revenues surpass $1 billion

Cerner signs contract with Fujitsu for southern region of NHS Connecting for Health program in England

Nearly 7,000 associates

2006

2 for 1 stock split (Jan. 10)

Introduced *CareAware*™ device architecture and line of devices

Cerner signs contract with BT for London region of NHS program

First *Cerner Millennium*® site in France

Delivered *Cerner Millennium* 2007 software release, containing more new features than any prior release and setting a new quality standard

2007

Revenues surpass $1.5 billion

Shipped first production units of *RxStation* medication dispensing devices; 25 clients purchase *MDBus* device connectivity

Healthe Employer Services becomes Third Party Administrator for 3 clients and selected to provide on-site clinic to Fortune 500 company

Delivered new *Cerner ProVision*® PACS Workstation

Opened new Data Center at World Headquarters

Signed first clients in Spain and Egypt; opened office in Dublin, Ireland

Acquired Etreby Computer Company (retail pharmacy solutions)

Appendix: Cerner's Business Model and Financial Assessment

Introduction

Over the past several years, it has become a tradition for us to include a detailed discussion of our business model and financial performance as an appendix to the shareholder letter. We are continuing that tradition this year with a discussion of our current business model, 2007 financial performance, and strategy for achieving 20% operating margins. Note that some of the results in this discussion reflect adjustments compared to results reported on a Generally Accepted Accounting Principles (GAAP) basis in our Form 10K. Non-GAAP results should not be substituted as a measure of our performance but instead may be used along with GAAP results as a supplemental measure of financial performance. Non-GAAP results are used by management along with GAAP results to analyze our business, make strategic decisions, assess long-term trends on a comparable basis, and for management compensation purposes. Please see the end of this appendix for a reconciliation of non-GAAP items to GAAP results.

The Cerner Business Model

The core of Cerner's business model is the creation of intellectual property (IP) in the form of software and other types of digital content. Our software is bundled with other technologies and services to create complete clinical and business solutions for healthcare providers. In short, we build it, sell it, deliver it, and support it for healthcare provider organizations around the world ("it" in this context refers to the solutions Cerner creates for healthcare organizations). In our opinion, we have a healthy business model that has improved over the last several years. Below is a graphical representation of Cerner's business model showing a top-to-bottom flow of how we convert new business opportunities and our backlog into revenue and earnings.

At the top of our model is our **Sales Pipeline** of potential future business opportunities we have identified in the marketplace. Our pipeline has increased substantially over the past several years, reflecting both a strong domestic and global market for our solutions and our leadership position in the healthcare information technology marketplace.



Sales Pipeline
New Contract Bookings: $1.6 billion
Support Contracts
Contract Backlog: $2.7 billion
Support Backlog: $541 million
Total 2007 Revenue = $1,520M
Licensed Software $239M
Technology $170M
Subscriptions/ Transactions $91M
Professional Services $440M
Managed Services $145M
Support & Maintenance $398M
x12%
$213M
$20M
$45M
$128M
$36M
$275M
Total 2007 Contribution Margin = $717M (47% of Revenue)
Contribution Margin %
Contribution Margin $
Less: Indirect Costs
R & D 17% of revenue ($259M)
SG & A 15% of revenue ($229M)
($488M)
Operating Margin
$229M, 15%
Less: Taxes & Net Int. Exp./Other Income
Taxes ($84M)
Net Interest Exp./Other Income $0M
($84M)
Net Earnings
$145M
83M Shares
Earnings Per Share
$1.75

During each quarter, we sign new contracts to deliver our solutions to clients. These contract signings are reported as **New Contract Bookings** and become part of our contract backlog. A typical new contract will impact our revenues in the current quarter and for the next several quarters, or even years, depending on how the licenses, technology, subscriptions/transactions, managed services, and professional services are delivered.

Almost all of our client contracts will also contain provisions for **Support Contracts** in which Cerner agrees to provide a broad set of services that support our clients' use of our solutions in demanding clinical settings. This support includes addressing technical issues related to our software and providing access to future releases of licensed software. We also provide support and maintenance agreements for third party software and hardware that we resell to our clients.

Continuing with our top-down business model flow, the value of the new contract bookings and support contracts rolls into our **Contract Backlog** and **Support Backlog**, respectively. Even though almost all of our systems are in service for decades, our reported Support Backlog only includes the expected value for one year of support revenue for all of our client support contracts. We have historically reported the value of these backlogs because we believe they are important to our shareholders' ability to interpret the overall health of our business. Our total backlog (signed contracts with unrecognized revenues and one year of support for all support contracts) ended 2007 at approximately $3.25 billion and grew at healthy compounded annual rates of 28%, 27% and 26% over the past 3, 5 and 10 years.

At the core of our business model are our various revenue streams and the contribution each stream makes toward the profitability of Cerner. The contribution is stated as the recognized revenue less the direct cost to produce that revenue. On our business model, we have depicted six revenue categories that roll into the two revenue line items on our income statement. **Licensed Software, Technology**, and **Subscriptions/Transactions** make up the **System Sales** line of our income statement, and **Professional Services, Managed Services**, and **Support & Maintenance** make up the **Services, Support & Maintenance** line. Here is a description of each revenue stream:

- **Licensed Software.** We develop and license IP (our architectures, application software, executable and referential knowledge, data and algorithms) to our clients. Our standard license is perpetual—providing our clients permanent rights to use the software they purchase. This approach contrasts with the approach of most of our competitors who are always trying to sell "upgrades" to their clients. We believe our approach is part of the reason for our leadership position and the reason we have so many long-term client relationships—some longer than 20 years. We recognize revenues from licensed software as we achieve pre-defined client engagement milestones, such as delivery and installation of our software. In 2007, this type of revenue represented 16% of our total revenues with a profit contribution of 89%. As discussed in the shareholder letter that preceded this appendix, our software revenue declined in 2007 largely due to much of our client base being focused on upgrading to a new version of our software. We believe this upgrade cycle will have a smaller impact going forward, and we expect software revenue to grow in 2008.
- **Technology.** We bundle licensed software with other companies' IP (e.g., that of HP, IBM, Microsoft, Oracle) in the form of sublicenses to create complete technology solutions for our clients. We also resell bundled computer equipment (hardware) from technology companies to create a completely functional system. We recognize revenues from technology resale as the equipment is delivered to our clients. In 2007, these revenues represented approximately 11% of our total revenue with a profit contribution of 12%. Even at lower margins than the rest of our businesses, technology resale is vital to Cerner as it is a driver of other high margin, high visibility revenue, such as technical services, sublicensed software support, and equipment maintenance. As discussed in the shareholder letter, the resale of hardware has been impacted by a trend of our clients electing to have Cerner host their *Cerner Millennium*® systems instead of buying the hardware upfront from us and hosting it themselves. This had a particularly negative impact in the second half of 2007, with hardware sales declining more than 20%. We believe traditional technology sales will continue to be pressured by this trend, but are focused on building new channels (e.g., Global) and possibly reselling additional items, such as connected medical devices as part of our *CareAware*™ initiative. This business model will also benefit as sales of our *RxStation*™ medication dispensing units ramp up in coming years.

Cerner 2007 Revenue Mix


Managed Services 10%
Support & Maintenance 26%
Professional Services 29%
Technology 11%
Subscriptions/ Transactions, 6%
Reimbursed Travel, 2%

- **Subscriptions/Transactions.** Another method by which we provide IP is based on a subscription model that has a periodic usage charge. This is the primary way we package and provide medical knowledge, which changes based on research and can be updated independently from the software in which it is embedded. Also included in this category of revenue is our Electronic Data Interchange (EDI) transaction revenue. EDI is the electronic transfer of data between healthcare providers and payers. Both the subscription and transaction model revenue streams are generally recognized monthly, and in 2007 they represented 6% of our total revenues with a profit contribution of 49%.
- **Professional Services.** We provide a wide range of professional services to assist our clients in the implementation of our information systems in their organizations. These services are in the form of project management, technical and application expertise, and education and training of our clients' workforce to assist in the construction and implementation of our systems. We recognize revenues associated with these consulting activities as they are provided to our clients. In 2007, these revenues represented approximately 29% of our total revenue with a profit contribution of 29%. We have a number of initiatives in place in order to improve the profitability of this element of our business.
- **Managed Services.** There are some services that, in certain circumstances, we can perform better and more economically

than our clients can for themselves. Over the past several years, we have begun to offer a number of such services through our *CernerWorks*SM organization. We currently offer a set of technical services that include Remote Hosting, Application Management Services, Operational Management Services, and Disaster Recovery. Remote Hosting is the largest of these offerings, and it involves Cerner buying (out of cash flows) the necessary equipment, installing it in one of our data centers, and operating the entire system on the client's behalf. The revenues for this service and our charge for the equipment are recognized monthly as we provide the services. Most of our clients choose to own their own software license, so that portion of the revenue is unchanged. Cerner owns the equipment, however, instead of selling it upfront to the client; this impacts the technology resale portion of the revenue. Managed Services represented 10% of our total revenue in 2007. The profitability of this part of our business is currently at 25% and should increase as the business matures and we are able to operate at optimal capacity and spread the fixed costs across a larger revenue stream.

- **Support & Maintenance.** The final portion of our revenue comes from the ongoing support and maintenance services we provide after our systems are in use by our client organizations. Almost all of our clients contract for these services. Clients with support contracts get 24x7 access to our Immediate Response Center, which serves as our "emergency room", as well as access to a very knowledgeable base of associates in our Immediate Answer Center for less urgent issues. In addition, our clients' support payments give them ongoing access to the latest releases of our IP. Cerner also provides support for sublicensed software and maintenance for third-party hardware. In 2007, support and maintenance revenues represented approximately 26% of total revenue with a profit contribution of 69% (note that this profit contribution is before a charge for research and development, which is treated as an indirect expense).

Note that the revenue categories discussed above add up to 98% of total revenue. The remaining 2% is revenue from reimbursed travel expenses related to Cerner associates traveling to client locations. This revenue has a zero margin as it is simply a pass-through of our client-related travel expenses that are billed to our clients, but which we are required to report as revenue.

The two large indirect expenses in our business model are the costs of our **Research and Development (R&D),** which was equal to 17% of revenue in 2007, and the indirect portion of **Selling, General and Administrative (SG&A)** activities, which represented 15% of revenue in 2007. Cerner has a long history of investing heavily in R&D and using that investment to systematically expand markets to create organic growth. We expect to invest at least $1 billion in R&D over the next four to five years, an investment we believe is unmatched in our industry. Over the next several years, we expect the industrial strength of our *Cerner Millennium* architecture and the enactment of several initiatives designed to leverage our R&D investments to slow the rate of increase in R&D spending, while continuing our strong record of innovation and organic growth. Similarly, we expect to take advantage of our scalable business infrastructure to reduce the rate of increase in SG&A spending to below our revenue growth rate. We expect this leverage to help improve operating margins without impacting our ability to develop and deliver new solutions to our clients.

In 2007, our overall operating margin of $229 million was 15.1% of revenue. The remaining items in our business model are taxes and net interest expense and other income, which totaled $84 million in 2007, leaving $145 million of net earnings, or $1.75 of earnings per share.

Assessment of 2007 Financial Results

We continued to focus on three key financial objectives in 2007: growing the top line, expanding operating margins and generating free cash flow.

Growing the Top Line

Cerner has consistently delivered strong long-term revenue growth. Both our new business bookings and revenue have grown at double-digit compound annual rates over the past 3, 5 and 10-year time horizons. In 2007, we grew our revenue at 10%, which was slightly lower than we anticipated due to lower levels of hardware and software sales, as discussed in the shareholder letter. Notably, our global business had another very strong year with revenue growing 40% and increasing from 15% to 19% of total revenue.



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In 2008, we believe we can deliver growth by selling into our extensive client base, continuing to gain market share in new opportunities and by replacing competitors. Additionally, building on our global momentum and continuing to expand into new strategic areas provides Cerner many avenues for growth. Our *CareAware* device architecture,

Healthe[SM] Employer Services, physician practice solutions, and solutions and services for the pharmaceutical market are businesses that continue to evolve and provide results.

Expanding Operating Margins

In February of 2004, we mapped out our path from the 2003 level of 9% operating margins to our target of 20%. We have made very good progress since then, with our operating margin expanding over 600 basis points to 15.1% in 2007. Our 2007 progress was in line with what we communicated last year, and we remain on track to achieve 20% operation margins in 2009.

Note that our operating margin percent continues to be impacted by contracts with Fujitsu and BT in England, which are currently being accounted for at zero margin (equal amounts of revenue and expense). In 2007, our operating margin was 16.1% after adjusting for these contracts. We expect to begin recognizing margin on these contracts by 2009.

In February 2008, we updated our path to 20% operating margins to reflect actual results for 2007. Below is a description of the key elements of our path to achieving 20% operating margins. It assumes that the revenue from our contracts with BT and Fujitsu will remain at zero margin through 2008 and turn positive in 2009. Our margin expansion path is based on the assumption that we will grow our revenue by approximately 10% to 12% in 2008 and beyond.

Path to 20% Operating Margins	Business Model	Actual Contribution Margin 2005	2006	2007	Estimated Contribution Margin 2008E	2009E	'08-'09 Cumulative Impact on Operating Margin
Key Assumptions ▪ 10-12% revenue growth ▪ United Kingdom revenue at zero margin through 2008; positive margins in 2009 ▪ Excludes Options Expense	Licensed Software	85%	84%	89%	89%	89%	0 bp
	Technology	13%	11%	12%	13%	14%	21 bp
	Subscriptions/Transactions	37%	43%	49%	50%	51%	13 bp
	Professional Services	27%	27%	29%	30%	32%	77 bp
	Managed Services	25%	25%	25%	25%	26%	10 bp
	Support & Maintenance	62%	65%	69%	70%	72%	76 bp
	R&D (% of Total Rev.)	(18%)	(18%)	(17%)	(16%)	(15%)	138 bp
	SG&A (% of Total Rev.)	(15%)	(15%)	(15%)	(14%)	(13%)	140 bp
	Operating Margin*		**13.4%**	**15.1%**	**17%**	**20%**	**475 basis points**
	Adj. Operating Margin**		**14.1%**	**16.1%**	**18%**	**20%**	

*Excludes Options Expense
**Excludes Options Expense and is adjusted for zero-margin UK revenue

Highlights of the margin expansion drivers include:

- **Improving Professional Services Margins from 29% in 2007 to 32% by 2009.** We expect this to contribute approximately 77 basis points to Cerner's operating margin. We will continue to leverage our Solutions Center implementation approach, which has higher margins than traditional projects and accounted for over 20% of application go-lives in 2007. Further efficiencies are expected from initiatives such as our *Bedrock®* technology which automates much of the implementation and management of our *Cerner Millennium* information platform, and *MethodM®* implementation approach, which provides standardized processes during implementation. These initiatives have the potential to significantly reduce the implementation costs for Cerner and our clients while delivering more predictable outcomes, allowing for margin expansion and a competitive advantage in the marketplace. Professional Services margins are also expected to benefit from the ability to recognize margin on the BT and Fujitsu contracts in 2009.
- **Leverage R&D Investments, bringing R&D as a percentage of revenue down from 17% to 15% by 2009.** We expect this to contribute approximately 138 basis points to Cerner's operating margin. There is meaningful opportunity to generate margin expansion by honing and hardening *Cerner Millennium* architecture and solutions. Taking advantage of our common platform should allow us to continue our record of innovation while growing R&D spending at a rate that is slower than our top-line growth rate. The key to doing this will be our ability to extend our *Cerner Millennium* solutions to new revenue opportunities, such as the global marketplace, without significant incremental costs. Our operations in India will also contribute to our ability to control the rate of R&D growth.
- **Leverage Sales, General, and Administrative expenses.** We expect this to contribute approximately 140 basis points to Cerner's operating margin. We have built a scalable business infrastructure that should allow us to keep our SG&A spending growth rate lower than our top-line growth rate.
- **Expand Margins and grow revenue in Managed Services and Subscriptions/Transactions business models.** We expect these to contribute over 20 basis points to Cerner's operating margin. Both of these business models are relatively immature, but they are experiencing strong growth, and we expect them both to become more profitable as they grow and the fixed costs

associated with supporting them are spread over a higher revenue base.

- **Increase profitability of Support & Maintenance.** We expect this to contribute approximately 76 basis points to Cerner's operating margin. As we have continued to harden the *Cerner Millennium* platform, our incremental cost to support each additional client has declined. We expect this to continue, which will allow us to expand the profitability of this highly visible revenue stream. Support & Maintenance margins are also expected to benefit from the ability to recognize margin on the BT and Fujitsu contracts in 2009.
- **Increase profitability of Technology Resale.** We expect this to contribute 21 basis points to Cerner's operating margin. The primary driver of this will be focusing on getting better margins on hardware sales and increasing the mix of higher margin sublicensed software as a percent of total technology resale.

A key point regarding our margin expansion strategy is that we are executing it while our business model is transitioning to more visible and recurring revenue components. For example, in 2000, approximately 55% of Cerner's revenue (before reimbursed travel) came from what we consider visible or recurring sources such as Professional Services, Managed Services, Subscriptions/Transactions, and Support & Maintenance. In 2007, 72% of our revenue came from these sources.

Earnings Growth

With 10% top-line growth and strong margin expansion, we grew our earnings 28% in 2007. Our 3, 5 and 10-year compound annual earnings growth rates of 31% and 23%, and 25%, respectively, reflect our ability to drive long-term earnings growth. Going forward, our top-line strategies coupled with continued focus on productivity enhancements and margin expansion position us well to grow earnings 20% to 25% annually.

Generating Cash Flow

A healthy business generates cash flow. Perhaps our most significant improvement over the past few years has been in our cash flow performance. 2007 was another solid year of cash performance with $275 million of operating cash flow and $28 million of free cash flow (operating cash flow less capital expenditures and capitalized software). Free cash flow declined compared to 2006 due to heavy investments in our rapidly growing *CernerWorks* managed services business, which included the completion of a data center on our world headquarters campus, and the purchase and build-out of office space in Kansas City. We expect free cash flow to accelerate in 2008 with the building of the data center complete and spending on other office facilities expected to moderate.



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Stock Price

At Cerner, we manage the company, not the stock price. In the short term, the stock price can be influenced by many factors beyond our control, but we believe in the long term it will closely reflect the quality of our decisions. We believe it is important for our shareholders that we focus on delivering strong long-term results, but we also understand the importance of delivering consistently against short-term targets. We continue to deliver results towards both of those objectives. In 2007, Cerner's stock price finished the year up 24%. When measuring Cerner's stock performance over the 3, 5, and 10-year periods using compound annual growth rates, the returns are 28%, 29%, and 18%, respectively–significantly greater than the returns for the NASDAQ Stock Market, which are 7%, 15%, and 5% respectively. Year-to-date in 2008, both our stock and the broader market has declined. While we believe some of the decline in our stock price is a reaction to lower than expected revenue growth in our fourth quarter, we also believe the weakness and uncertainty in the broader market has been a major contributor. It is always disappointing to see the stock price decline, but we believe we are doing the right things to deliver long-term shareholder value.

Reconciliation of 2007 GAAP Results to Non-GAAP Results*

($ in millions except Earnings Per Share)		Operating Earnings		Operating Margin %
GAAP Operating Earnings	**$**	**204**		**13.4%**
Share-based compensation expense		16		
Research and Development write-off		9		
Adjusted Operating Earnings	**$**	**229**		**15.1%**
		Net Earnings		**Diluted Earnings Per Share**
GAAP Net Earnings	**$**	**127**	**$**	**1.53**
Share-based compensation expense		16		0.19
Income tax benefit of share-based compensation		(6)		(0.07)
Research and Development write-off		9		0.10
Tax effect of Research and Development write-off		(3)		(0.04)
Income tax benefit of change in effective state income tax rate		(5)		(0.06)
Income tax expense related to a reduction of foreign deferred tax assets		8		0.10
Adjusted Net Earnings (non-GAAP)	**$**	**145**	**$**	**1.75**

**More detail on these adjustments and management's use of Non-GAAP results is in our 2007 Form 10-K and 8-Ks*

ANNUAL REPORT 2007
FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: **December 29, 2007**

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to ___________

Commission file number: **0-15386**

CERNER CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**43-1196944**
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)
2800 Rockcreek Parkway North Kansas City, MO	**64117**
(Address of principal executive offices)	(Zip Code)

(816) 221-1024
(Registrant's telephone number, including area code)
None
(Former name, former address and former fiscal year, if changed since last report)
Securities registered pursuant to Section 12(b) of the Act:
Common Stock, $.01 par value per share
(Title of Class)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ] No [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ] No [X]

As of June 30, 2007, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $3,109,189,402 based on the closing sale price as reported on the NASDAQ Global Market.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at February 22, 2008
[Common Stock, $.01 par value per share]	80,432,828 shares

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Proxy Statement for the Annual Shareholders' Meeting to be held May 23, 2008 (Proxy Statement)	Part III

PART I.

Item 1. Business

Overview

Cerner Corporation ("Cerner" or the "Company") is a Delaware business corporation formed in 1980. The Company's corporate headquarters are located at 2800 Rockcreek Parkway, North Kansas City, Missouri 64117. Its telephone number is 816.221.1024. The Company's Web site address is www.cerner.com. The Company makes available free of charge, on or through its Web site, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

Cerner is a supplier of healthcare information technology (HIT) solutions, healthcare devices and related services. Organizations ranging from single-doctor practices, to hospitals, to corporations, to local, regional and national government agencies use *Cerner®* solutions and services to make healthcare safer, more efficient and of higher quality.

The Company's software solutions have been designed and developed on the unified *Cerner Millennium®* architecture. This person-centric solution framework combines clinical, financial and management information systems. It provides secure access to an individual's electronic medical record at the point of care and organizes and proactively delivers information to meet the specific needs of the physician, nurse, laboratory technician, pharmacist or other care provider, front- and back-office professionals and even consumers.

The Company's *CareAware™* device architecture is designed to bridge the gap between medical devices and patient information by connecting information from various devices to the clinician workflow and electronic medical record.

Cerner also offers a broad range of services, including implementation and training, remote hosting, operational management services, support and maintenance, healthcare data analysis, clinical process optimization, transaction processing for physician practices and employer health plan third party administrator (TPA) services.

The Healthcare and Healthcare IT Industry

There are several trends the Company believes create a positive market environment for HIT.

Healthcare spending continues to expand. The nonpartisan Congressional Budget Office projects that, if left unchecked, total spending on healthcare in the United States would rise from 16 percent of the gross national product in 2007 to 25 percent in 2025. HIT is one of the few answers. A study by RAND Corp. published in October 2005 found that widespread adoption of HIT could cut the total cost of healthcare by about 10 percent.

Problems in the quality of healthcare also drive interest in HIT. In July 2007, *Health and Hospital Networks*, a publication of the American Hospital Association, released its annual list of the nation's 100 Most Wired Hospitals and Health Systems. Survey results indicate the hospitals with good quality results also are dedicated to HIT. These Most Wired Hospitals lead the nation in electronic ordering and bedside medication matching to reduce the number of potential medication errors. We believe these results provide incentive for more hospitals to adopt HIT.

Another factor we believe is favorable for the HIT industry in the United States is the continued focus by Centers for Medicare and Medicaid Services (CMS) and other payers on linking medical care payments to quality and safety, an approach commonly referred to as "pay for performance." Some pay for performance plans offer additional reimbursement for healthcare providers that can demonstrate high levels of quality and safety. Based on CMS' final rule for changes to the 2008 inpatient prospective payment system (IPPS), there will also be instances where providers are not paid for treatment of conditions acquired while in the hospital if the condition is deemed reasonably preventable through the application of evidence-based guidelines. This change, effective in October 2008, is positive for the HIT industry because ensuring compliance with evidence-based guidelines is easier for organizations with an HIT system. Additionally, an expected increase in the number of Diagnosis-Related Groups (DRGs) that are used to determine how much providers are reimbursed for providing care will also contribute to the need for HIT systems that can be used to more efficiently and accurately document and accurately submit care for reimbursement.

As the United States enters the 2008 presidential election year, rising costs and varying quality have solidified healthcare as a tier-one issue. Presidential candidates in both parties favor using HIT to create efficiencies in the system and address the underlying issue of chronic illness. While there is bipartisan recognition of the benefits of HIT, we do not foresee a scenario in which the United States government would invest a significant amount of money directly in HIT, and we cannot predict how healthcare will be impacted by the upcoming election.

Increasing healthcare spending and challenges in the quality and efficiencies of care are not isolated to the United States. Most other countries are experiencing similar trends, a fact that creates a favorable environment internationally for HIT solutions and related services.

Reflective of these favorable national and global trends, the HIT market remains very competitive. The market could be impacted by factors such as changes in reimbursement rates to hospitals and physicians, a slowdown in adoption of HIT and changes in the political, economic and regulatory environment.

Cerner Vision

Cerner's vision has evolved from a fundamental thought: Healthcare should revolve around the individual, not the encounter. This concept led to Cerner's vision of a Community Health Model and the creation of the unified *Cerner Millennium* architecture, the Company's person-centric, enterprise-wide architecture. The Community Health Model encompasses four steps:

Automate the Care Process

Cerner offers a longitudinal, person-centric electronic medical record, giving clinicians electronic access to the right information at the right time and place to achieve the optimal health outcome.

Connect the Person

Cerner is dedicated to building a personal health system. Medical information and care regimens accessible from home empower consumers to effectively manage their conditions and adhere to treatment plans, creating a new medium between physicians and individuals.

Structure the Knowledge

Cerner is dedicated to building systems that help bring the best science to every medical decision by structuring, storing and studying the content surrounding each care episode to achieve optimal clinical and financial outcomes.

Close the Loop

Incorporating a medical discovery into daily practice can take as long as 10 years. Cerner is dedicated to building systems that implement evidence-based medicine, reducing the average time from the discovery of an improved method to the change in the standard of care.

As more elements of this vision continue to evolve, Cerner expects medicine will become increasingly personalized and technology more accessible. As such, Cerner's vision has evolved to include services that help large user communities:

- Connect all stakeholders in the healthcare system, including payers (employers, government), providers, and consumers
- Remove clinical, financial and administrative friction
- Create a secure, transparent, open network for data sharing to improve disease management and facilitate personalized medicine

Achieving this vision will require continued leverage of the *Cerner Millennium* architecture and ongoing expansion of our solutions and services, as discussed below under "Cerner Strategy and Execution."

Cerner Strategy and Execution

Key elements of the Company's business strategy include:

- Leverage the unified *Cerner Millennium* architecture and the depth and breadth of *Cerner* solutions to continue expanding market share
- Increase penetration of both large health systems and independent hospitals
- Cross-sell additional *Cerner* solutions and services to our existing client base
- Increase penetration of physician practices by offering a high-value suite of solutions with low up-front and recurring costs
- Continue to expand presence in non-U.S. markets
- Use our extensive clinical databases to help pharmaceutical companies monitor safety and speed drug approval
- Reduce friction in healthcare through more efficient payment for services and by creating innovative solutions for employers
- Connect healthcare devices

To execute upon many of the strategy elements listed above, we intend to continue developing innovative solutions and services that leverage the Company's technology and human capital expertise and drive continued organic revenue growth, such as:

- Healthe℠ employer services, innovative solutions for employers, such as employer health plan third party administrator services and employer-based primary care clinics.

- Healthcare device innovation, including Cerner's *CareAware* device connectivity platform and *RxStation*™ medication dispensing devices.
- *Millennium Lighthouse*® clinical process optimization, a consulting practice that interacts with clients to determine previously unidentified and unconnected relationships among healthcare processes and outcomes.
- Solutions and services that leverage the clinical data being captured in the digital healthcare environment, such as *Health Facts*®, a data warehouse of more than 35 million clinical encounters that can be used to help draw meaningful relationships between pharmaceutical therapies and resulting clinical outcomes.
- *PowerWorks*® physician practice solutions, a low-cost, high-value suite of remote-hosted offerings for physician practices' clinical and revenue cycle needs.
- Our new PACS (Picture Archiving Communication System) *Cerner ProVision*® workstation that strengthens our unified enterprise-wide imaging offering and reduces our reliance on third parties.

We also remain focused on offering more efficient and predictable implementations and systems that can be operated at lower costs to reduce total cost of ownership for our clients. We are accomplishing this through:

- *Bedrock*® technology, which automates the implementation and management of the *Cerner Millennium* information platform.
- *CernerWorks*℠ managed services, which allow Cerner to manage complexity and technology risks for clients through remote hosting while providing increased availability, system security and predictable, lower cost of operations.
- Our *MethodM*® implementation approach, which is our best practice methodology for working with clients to deliver value through implementation of *Cerner Millennium* solutions.
- Our *Lights On Network*℠ surveillance system that identifies system performance issues in real time and has the ability to predict issues that could create system vulnerability. In the future, we plan for the *Lights On Network* system to include real-time clinical and revenue cycle dashboards and ultimately create a real-time, evidence-based network.

In summary, our business strategy is to deliver the optimal client experience and to pursue and deliver continued innovation that will allow our important relationships with existing clients to continue growing while also creating opportunities to establish new client relationships.

Software Development

Cerner continues to build upon the success of the *Cerner Millennium* 2007 software release that became generally available in late 2006. Our client base has been rapidly adopting the release, and based on feedback from clients, Cerner decided to leverage the *Cerner Millennium* 2007 platform for all future innovations and enhancements through the end of the decade. Understanding the effort involved with major release upgrades and the impact on our clients, this strategy will allow clients already using *Cerner Millennium* 2007 to take advantage of new enhancements and functionality without requiring a major code upgrade.

We commit significant resources to developing new health information system solutions. As of December 29, 2007, approximately 2,600 associates were engaged in research and development activities. Total expenditures for the development and enhancement of our software solutions and *RxStation* medication dispensing devices were approximately $283,086,000, $262,163,000 and $225,606,000 during the 2007, 2006 and 2005 fiscal years, respectively. These figures include both capitalized and non-capitalized portions and exclude amounts amortized for financial reporting purposes.

As discussed above, continued investment in research and development remains a core element of Cerner's strategy. This will include ongoing enhancement of our core solutions and development of new solutions and services.

The Company is committed to maintaining open attributes in its system architecture to achieve operability in a diverse set of technical and application environments. The Company strives to design its systems to co-exist with disparate applications developed and supported by other suppliers.

Sales and Marketing

The markets for *Cerner* HIT solutions, healthcare devices and services include integrated delivery networks, physician groups and networks, managed care organizations, hospitals, medical centers, free-standing reference laboratories, home health agencies, blood banks, imaging centers, pharmacies, pharmaceutical manufacturers, employers and public health organizations. To date, a substantial portion of system sales have been in clinical solutions in hospital-based provider organizations. The *Cerner Millennium* architecture is highly scalable. Organizations ranging from several-doctor physician practices, to community hospitals, to complex integrated delivery networks, to local, regional and national government agencies use our *Cerner Millennium* solutions.

We design all *Cerner Millennium* solutions to operate on HP or IBM platforms, allowing Cerner to be price competitive across the full size and organizational structure range of healthcare providers. The sale of a *Cerner* software health information system usually takes approximately nine to 18 months, from the time of initial contact to the signing of a contract.

Our executive marketing management is located in our North Kansas City, Missouri headquarters, while our client representatives are deployed across the United States and globally. In addition to the U.S., the Company, through subsidiaries and joint ventures, has sales associates and/or offices in Australia, Canada, England, France, Germany, China (Hong Kong), India, Ireland, Malaysia, Saudi Arabia, Singapore, Spain and the United Arab Emirates. Cerner's consolidated revenues include non-U.S sales of $290,677,000, $207,367,000 and $113,317,000 for the 2007, 2006 and 2005 fiscal years, respectively.

The Company supports its sales force with technical personnel who perform demonstrations of *Cerner* solutions and services and assist clients in determining the proper hardware and software configurations. The Company's primary direct marketing strategy is to generate sales contacts from its existing client base and through presentations at industry seminars and tradeshows. Cerner markets the *PowerWorks* solutions, offered on a subscription basis, directly to the physician practice market using telemarketing and through existing acute care clients that are looking to extend *Cerner* solutions to affiliated physicians. Cerner attends a number of major tradeshows each year and sponsors executive user conferences, which feature industry experts who address the HIT needs of large healthcare organizations.

Client Services

Substantially all of *Cerner's* HIT software solutions clients enter into software maintenance agreements with us for support of their *Cerner* systems. In addition to immediate software support in the event of problems, these agreements allow clients the use of new releases of the *Cerner* solutions covered by maintenance agreements. Each client has 24-hour access to the client support team located at Cerner's world headquarters in North Kansas City, Missouri and the Company's global support organization in England.

Most Cerner clients who buy hardware through Cerner also enter into hardware maintenance agreements with Cerner. These arrangements normally provide for a fixed monthly fee for specified services. In the majority of cases, Cerner subcontracts hardware maintenance to the hardware manufacturer. Cerner also offers a set of managed services that include remote hosting, operational management services and disaster recovery.

Backlog

At December 29, 2007, Cerner had a contract backlog of approximately $2,712,195,000 as compared to approximately $2,194,460,000 at December 30, 2006. Such backlog represents system sales and services from signed contracts that have not yet been recognized as revenue. At December 29, 2007, the Company had approximately $129,604,000 of contracts receivable compared to $132,748,000 at the end of 2006, which represents revenues recognized but not yet billable under the terms of the contract. At December 29, 2007, Cerner had a software support and maintenance backlog of approximately $541,095,000 as compared to approximately $469,473,000 at December 30, 2006. Such backlog represents contracted software support and hardware maintenance services for a period of 12 months. The Company estimates that approximately 39 percent of the aggregate backlog at December 29, 2007 of $3,253,290,000 will be recognized as revenue during 2008.

Competition

The market for HIT solutions, devices and services is intensely competitive, rapidly evolving and subject to rapid technological change. Our principal existing competitors in the healthcare solutions and services market include: Computer Programs and Systems, Inc., Eclipsys Corporation, Epic Systems Corporation, GE Healthcare Technologies, iSoft Corporation, McKesson Corporation, Medical Information Technology, Inc. ("Meditech"), Misys Healthcare Systems and Siemens Medical Solutions Health Services Corporation, each of which offers a suite of software solutions that compete with many of our software solutions and services. Other competitors focus on only a portion of the market that Cerner addresses. For example, competitors such as Cap Gemini, Computer Sciences Corp., Deloitte & Touche, IBM Corporation and Perot Systems offer HIT services that compete directly with our consulting services. Allscripts Healthcare Solutions, Inc., athenahealth, Inc., eClinicalWorks, Inc., Emdeon Corporation and Quality Systems, Inc. offer solutions to the physician practice market but do not currently have a significant presence in the health systems and independent hospital market. We view our principal competitors in the healthcare device market to include: Cardinal Health, Inc., McKesson Corporation, Omnicell, Inc. and Royal Philips Electronics; and we view our principal competitors in the healthcare transactions market to include: Accenture, Emdeon Corporation, McKesson Corporation, ProxyMed, Inc. and The TriZetto Group, Inc., with almost all of these competitors being substantially larger or having more experience and market share than us in their respective market. In addition, we expect that major software information systems companies, large information technology consulting service providers and system integrators, start-up companies, managed care companies and others specializing in the healthcare industry may offer competitive software solutions, devices or services. The pace of change in the HIT market is rapid and there are frequent new software solution, device or service introductions, enhancements and evolving industry standards and requirements. We believe that the principal competitive factors in this market include the breadth and quality of solution and service offerings, the stability of the solution provider, the features and capabilities of the information systems and devices, the ongoing support for the systems and devices and the potential for enhancements and future compatible software solutions and devices.

Number of Employees ("Associates")

As of December 29, 2007, the Company employed 7,873 associates worldwide.

Operating Segments

Information about the Company's operating segments may be found in Note 12 to the financial statements.

Geographic Areas

Information about the Company's geographic areas may be found in Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operation below and in Note 12 to the financial statements.

Item 1A. Risk Factors

Risks Related to Cerner Corporation

We may be subject to product-related liabilities. Many of our software solutions, healthcare devices or services (including life sciences/research services) provide data for use by healthcare providers in providing care to patients. No claims have been brought against us to date regarding injuries related to the use of our software solutions, healthcare devices or services (including life sciences/research services), but such claims may be made in the future. Although we maintain liability insurance coverage in an amount that we believe is sufficient for our business, there can be no assurance that such coverage will cover a particular claim that may be brought in the future, prove to be adequate or that such coverage will continue to remain available on acceptable terms, if at all. A successful material claim brought against us, if uninsured or under-insured, could materially harm our business, results of operations and financial condition.

We may be subject to claims for system errors and warranties. Our software solutions and healthcare devices, particularly the *Cerner Millennium* versions, are very complex. As with complex software solutions and devices offered by others, our software solutions and healthcare devices may contain coding or other errors, especially when first introduced. Although we conduct extensive testing, we have discovered errors in our software solutions and healthcare devices after their introduction. Our software solutions and healthcare devices are intended for use in collecting and displaying clinical information used in the diagnosis and treatment of patients. Therefore, users of our software solutions and healthcare devices have a greater sensitivity to errors than the market for software products and devices generally. Our client agreements typically provide warranties concerning material errors and other matters. Failure of a client's *Cerner* software solutions and/or healthcare devices to meet these warranties could constitute a material breach under the client agreement, allowing the client to terminate the agreement and possibly obtain a refund and/or damages, or might require us to incur additional expense in order to make the software solution or healthcare device meet these criteria. Our client agreements generally limit our liability arising from such claims but such limits may not be enforceable in certain jurisdictions or circumstances. A successful material claim brought against us, if uninsured or under-insured, could materially harm our business, results of operations and financial condition.

We may experience interruption at our data centers or client support facilities. We perform data center and/or hosting services for certain clients, including the storage of critical patient and administrative data. In addition, we provide support services to our clients through various client support facilities. We have invested in many reliability features such as multiple power feeds, multiple backup generators and redundant telecommunications lines, as well as technical and physical security safeguards, and structured our operations to substantially reduce the likelihood of disruptions. However, complete failure of all generators, impairment of all telecommunications lines, severe damage (environmental, accidental, intentional or pandemic) to the buildings, the equipment inside the buildings housing our data centers, the client data contained therein and/or the personnel trained to operate such facilities could cause a disruption in operations and negatively impact clients who depend on us for data center and system support services. Any interruption in operations at our data centers and/or client support facilities could damage our reputation, cause us to lose existing clients, hurt our ability to obtain new clients, result in revenue loss, create potential liabilities for our clients and us and increase insurance and other operating costs.

Our proprietary technology may be subject to claims for infringement or misappropriation of intellectual property rights of others, or may be infringed or misappropriated by others. We rely upon a combination of license agreements, confidentiality procedures, employee nondisclosure agreements, confidentiality agreements with third parties and technical measures to maintain the confidentiality and trade secrecy of our proprietary information. We also rely on trademark and copyright laws to protect our intellectual property rights in the United States and abroad. We have initiated a patent program but currently have a limited patent portfolio in the United States and abroad. Despite our protective measures and intellectual property rights, we may not be able to adequately protect against copying, reverse-engineering, misappropriation, infringement or unauthorized use or disclosure of our intellectual property.

In addition, we could be subject to intellectual property infringement or misappropriation claims as the number of competitors, patents and patent enforcement organizations in the HIT market increases, the functionality of our software solutions and services expands, and we enter new markets such as healthcare device innovation, healthcare transactions and life sciences. These claims, even if not meritorious, could be expensive to defend. If we become liable to third parties for infringing or misappropriating their intellectual property rights, we could be required to pay a substantial damage award, develop alternative technology, obtain a license and/or cease using, selling, licensing, implementing and supporting the solutions, devices and services that violate the intellectual property rights.

We are subject to risks associated with our non-U.S. operations. We market, sell and service our solutions, devices and services globally. We have established offices around the world, including in: the Americas, Europe, the Middle East and the Asia Pacific region. We will continue to expand our non-U.S. operations and enter new global markets. This expansion will require significant management attention and financial resources to develop successful direct and indirect non-U.S. sales and support channels. Our business is generally transacted in the local functional currency. In some countries, our success will depend in part on our ability to form relationships with local partners. There is a risk that we may sometimes choose the wrong partner. For these reasons, we may not be able to maintain or increase non-U.S. market demand for our solutions, devices and services.

Non-U.S. operations are subject to inherent risks, and our future results could be adversely affected by a variety of uncontrollable and changing factors. These include, but are not limited to:

- Greater difficulty in collecting accounts receivable and longer collection periods
- Difficulties and costs of staffing and managing non-U.S. operations
- The impact of global economic conditions
- Unfavorable or changing foreign currency exchange rates
- Certification, licensing or regulatory requirements
- Unexpected changes in regulatory requirements
- Changes to or reduced protection of intellectual property rights in some countries
- Inability to obtain necessary financing on reasonable terms to adequately support non-U.S. operations and expansion
- Potentially adverse tax consequences
- Different or additional functionality requirements
- Trade protection measures
- Export control regulations
- Service provider and government spending patterns
- Natural disasters, war or terrorist acts
- Poor selection of a partner in a country
- Political conditions which may impact sales or threaten the safety of associates or our continued presence in these countries

Our failure to effectively hedge exposure to fluctuations in foreign currency exchange rates could unfavorably affect our performance. We utilize derivative instruments to hedge our exposure to fluctuations in foreign currency exchange rates. Some of these instruments and contracts may involve elements of market and credit risk in excess of the amounts recognized in the Consolidated Financial Statements. For additional information about risk on financial instruments, see Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operation under Market Risk. Further, our financial results from non-U.S. operations may decrease if we fail to execute or improperly hedge our exposure to currency fluctuations.

Our success depends upon the recruitment and retention of key personnel. To remain competitive in our industries, we must attract, motivate and retain highly skilled managerial, sales, marketing, consulting and technical personnel, including executives, consultants, programmers and systems architects skilled in the HIT, healthcare devices, healthcare transactions and life sciences industries and the technical environments in which our solutions, devices and services are needed. Competition for such personnel in our industries is intense in both the United States and abroad. Our failure to attract additional qualified personnel to meet our non-U.S. personnel needs could have a material adverse effect on our prospects for long-term growth. Our success is dependent to a significant degree on the continued contributions of key management, sales, marketing, consulting and technical personnel. The unexpected loss of key personnel could have a material adverse impact to our business and results of operations, and could potentially inhibit development and delivery of our solutions, devices and services and market share advances.

We rely significantly on third party suppliers. We license or purchase intellectual property and technology (such as software, hardware and content) from third parties, including some competitors, and incorporate software, hardware, and/or content into or sell it in conjunction with our solutions, devices and services, some of which are critical to the operation and delivery of our solutions, devices and services. If any of the third party suppliers were to change product offerings, significantly increase prices or terminate our licenses or supply contracts, we might need to seek alternative suppliers and incur additional internal or external development costs to ensure continued performance of our solutions, devices and services. Such alternatives may not be available on attractive terms, or may not be as widely accepted or as effective as the intellectual property or technology provided by our existing suppliers. If the cost of licensing, purchasing or maintaining the third party intellectual property or technology significantly increases, our gross margin levels could significantly decrease. In addition, interruption in functionality of our solutions, devices and services as a result of changes in third party suppliers could adversely affect future sales of solutions, devices and services.

We intend to continue strategic business acquisitions which are subject to inherent risks In order to expand our solutions, device offerings and services and grow our market and client base, we may continue to seek and complete strategic business acquisitions that we believe are complementary to our business. Acquisitions have inherent risks which may have a material adverse effect on our business, financial condition, operating results or prospects, including, but not limited to: 1) failure to successfully integrate the business and financial operations, services, intellectual property, solutions or personnel of the acquired business; 2) diversion of management's attention from other business concerns; 3) entry into markets in which we have little or no direct prior experience; 4) failure to achieve projected synergies and performance targets; 5) loss of clients or key personnel of the acquired business; 6) incurrence of debt and/or assumption of known and unknown liabilities; 7) write-off of software development costs, goodwill, client lists and amortization of expenses related to intangible assets; 8) dilutive issuances of equity securities; and, 9) accounting deficiencies that could arise in connection with, or as a result of, the acquisition of the acquired company, including issues related to internal control over financial reporting and the time and cost associated with remedying such deficiencies. If we fail to successfully integrate acquired businesses or fail to implement our business strategies with respect to these acquisitions, we may not be able to achieve projected results or support the amount of consideration paid for such acquired businesses.

Risks Related to the Healthcare Information Technology, Healthcare Device and Healthcare Transaction Industry

The healthcare industry is subject to changing political, economic and regulatory influences For example, the Health Insurance Portability and Accountability Act of 1996 (HIPAA) continues to have a direct impact on the healthcare industry by requiring identifiers and standardized transactions/code sets and necessary security and privacy measures in order to ensure the appropriate level of privacy of protected health information. These regulatory factors affect the purchasing practices and operation of healthcare organizations. Federal and state legislatures have periodically considered programs to reform or amend the U.S. healthcare system at both the federal and state level and to change healthcare financing and reimbursement systems. These programs may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates or otherwise change the environment in which healthcare industry participants operate. Healthcare industry participants may respond by reducing their investments or postponing investment decisions, including investments in our solutions and services.

Many healthcare providers are consolidating to create integrated healthcare delivery systems with greater market power. These providers may try to use their market power to negotiate price reductions for our solutions and services. As the healthcare industry consolidates, our client base could be eroded, competition for clients could become more intense and the importance of landing new client relationships becomes greater.

The healthcare industry is highly regulated at the local, state and federal level. We are subject to a significant and wide-ranging number of regulations both within the U.S. and elsewhere, such as, without limitation, regulations in the areas of: healthcare fraud, e-prescribing, claims processing and transmission, medical devices, the security and privacy of patient data and interoperability standards.

Healthcare Fraud

Federal and state governments continue to strengthen their positions and scrutiny over practices involving healthcare fraud affecting healthcare providers whose services are reimbursed by Medicare, Medicaid and other government healthcare programs. Our healthcare provider clients are subject to laws and regulations on fraud and abuse which, among other things, prohibit the direct or indirect payment or receipt of any remuneration for patient referrals, or arranging for or recommending referrals or other business paid for in whole or in part by these federal or state healthcare programs. Federal enforcement personnel have substantial funding, powers and remedies to pursue suspected or perceived fraud and abuse. The effect of this government regulation on our clients is difficult to predict. While we believe that we are in substantial compliance with any applicable laws, many of the regulations applicable to our clients and that may be applicable to us, are vague or indefinite and have not been interpreted by the courts. They may be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that could broaden their applicability to us or require our clients to make changes in their operations or the way in which they deal with us. If such laws and regulations are determined to be applicable to us and if we fail to comply with any applicable laws and regulations, we could be subject to sanctions or liability, including exclusion from government health programs, which could have a material adverse effect on our business, results of operations and financial condition.

E-Prescribing

The use of our solutions by physicians for electronic prescribing, electronic routing of prescriptions to pharmacies and dispensing is governed by state and federal law. States have differing prescription format requirements, which we have programmed into our software. In addition, in November 2005, the Department of Health and Human Services announced regulations by CMS related to "E-Prescribing and the Prescription Drug Program" ("E-Prescribing Regulations"). These E-Prescribing Regulations were mandated by the Medicare Prescription Drug, Improvement, and Modernization Act of 2003. The E-Prescribing Regulations set forth standards for the transmission of electronic prescriptions. The final regulations adopted two standards effective January 2006. A second and final set of required standards are to be published no later than April 1, 2008 and implemented no later than April 1, 2009. These standards are detailed and significant, and cover not only transactions between prescribers and dispensers for prescriptions but also electronic eligibility and benefits inquiries and drug formulary and benefit coverage information. Our efforts to provide solutions that enable our clients to comply with these regulations could be time-consuming and expensive.

Claims Transmissions

Certain of our solutions assist our clients in submitting claims to payers, which claims are governed by federal and state laws. Our solutions are capable of electronically transmitting claims for services and items rendered by a physician to many patients' payers for approval and reimbursement. Federal law provides civil liability to any person that knowingly submits a claim to a payer, including, for example, Medicare, Medicaid and private health plans, seeking payment for any services or items that have not been provided to the patient. Federal law may also impose criminal penalties for intentionally submitting such false claims. We have policies and procedures in place that we believe result in the accurate and complete transmission of claims, provided that the information given to us by our clients is also accurate and complete. The HIPAA security, privacy and transaction standards, as discussed below, also have a potentially significant effect on our claims transmission services, since those services must be structured and provided in a way that supports our clients' HIPAA compliance obligations.

Regulation of Medical Devices

The United States Food and Drug Administration (the "FDA") has declared that certain of our solutions are medical devices that are actively regulated under the Federal Food, Drug and Cosmetic Act ("Act") and amendments to the Act. As a consequence, we are subject to extensive regulation by the FDA with regard to those solutions that are actively regulated. Other countries have similar regulations in place related to medical devices, that now or may in the future apply to certain of our solutions. If other of our solutions are deemed to be actively regulated medical devices by the FDA or similar regulatory agencies in countries where we do business, we could be subject to extensive requirements governing pre- and post-marketing requirements including pre-market notification clearance. Complying with these medical device regulations on a global perspective is time consuming and expensive. Further, it is possible that these regulatory agencies may become more active in regulating software that is used in healthcare.

There have been nine FDA inspections since 1998 at various Cerner sites. Inspections conducted at our world headquarters in 1999 and our prior Houston, Texas facility in 2002 each resulted in the issuance of an FDA Form 483 that we responded to promptly. The FDA has taken no further action with respect to either of the Form 483s that were issued in 1999 and 2002. The remaining seven FDA inspections, including inspections at our world headquarters in 2006 and 2007, resulted in no issuance of a Form 483. We remain subject to periodic FDA inspections and we could be required to undertake additional actions to comply with the Act and any other applicable regulatory requirements. Our failure to comply with the Act and any other applicable regulatory requirements could have a material adverse effect on our ability to continue to manufacture and distribute our solutions. The FDA has many enforcement tools including recalls, seizures, injunctions, civil fines and/or criminal prosecutions. Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Security and Privacy of Patient Information

State and federal laws regulate the confidentiality of patient records and the circumstances under which those records may be released. These regulations govern both the disclosure and use of confidential patient medical record information and require the users of such information to implement specified security measures. Regulations currently in place governing electronic health data transmissions continue to evolve and are often unclear and difficult to apply.

HIPAA regulations require national standards for some types of electronic health information transactions and the data elements used in those transactions, security standards to ensure the integrity and confidentiality of health information and standards to protect the privacy of individually identifiable health information. Covered entities under HIPAA, which include healthcare organizations such as our clients, were required to comply with the privacy standards by April 2003, the transaction regulations by October 2003 and the security regulations by April 2005. As a business associate of the covered entities, we, in most instances, must also ensure compliance with the HIPAA regulations as it pertains to our clients.

We are unable to predict what interpretations of or changes to the regulations issued pursuant to HIPAA might be issued or made in the future or how those interpretations or changes could affect our business or the costs of compliance with HIPAA. Evolving HIPAA-related laws or regulations could restrict the ability of our clients to obtain, use or disseminate patient information. This could adversely affect demand for our solutions if they are not re-designed in a timely manner in order to meet the requirements of any new interpretations or regulations that seek to protect the privacy and security of patient data or enable our clients to execute new or modified healthcare transactions. We may need to expend additional capital, software development and other resources to modify our solutions and devices to address these evolving data security and privacy issues.

Interoperability Standards

Our clients are concerned with and often require that our software solutions and healthcare devices be interoperable with other third party HIT suppliers. Market forces or governmental/regulatory authorities could create software interoperability standards that would apply to our solutions, and if our software solutions and/or healthcare devices are not consistent with those standards, we could be forced to incur substantial additional development costs to conform. Currently, the Certification Commission for Healthcare Information Technology (CCHIT) is developing a comprehensive set of criteria for the functionality, interoperability and security of various software modules in the HIT industry. Achieving CCHIT certification is becoming a competitive requirement, resulting in increased software development and administrative expense to conform to these requirements. If our software solutions and healthcare devices are not consistent with emerging standards, our market position and sales could be impaired and we may have to invest significantly in changes to our software solutions and healthcare devices.

We operate in intensely competitive and dynamic industries, and our ability to successfully compete and continue to grow our business depends on our ability to respond quickly to market changes and changing technologies and to bring competitive new solutions, devices, features and services to market in a timely fashion. The market for healthcare information systems, healthcare devices, healthcare transactions and life sciences consulting services are intensely competitive, dynamically evolving and subject to rapid technological and innovative changes. Development of new proprietary technology or services is complex, entails significant time and expense and may not be successful. We cannot guarantee that we will be able to introduce new solutions, devices or services on schedule, or at all, nor can we guarantee that, despite extensive testing, errors will not be found in our new solution releases, devices or services before or after commercial release, which could result in solution, device or service delivery redevelopment costs and loss of, or delay in, market acceptance.

We believe that the principal competitive factors in the healthcare information market include: the breadth and quality of system and software solution offerings, the stability of the solution provider, the features and capabilities of the information systems and devices, the ongoing support for the systems and devices and the potential for enhancements and future compatible software solutions and devices. Certain of our competitors have greater financial, technical, product development, marketing and other resources than us and some of our competitors offer software solutions that we do not offer. Our principal existing competitors are set forth above under Part I, Item 1 Competition.

In addition, we expect that major software information systems companies, large information technology consulting service providers and system integrators, start-up companies and others specializing in the healthcare industry may offer competitive software solutions, devices or services. We face strong competitors and often face downward price pressure. Additionally, the pace of change in the healthcare information systems market is rapid and there are frequent new software solution introductions, software solution enhancements, device introductions, device enhancements and evolving industry standards and requirements. As a result, our success will depend upon our ability to: maintain a competitive pricing model, keep pace with technological change and introduce, on a timely and cost-effective basis, new and enhanced software solutions, devices and services that satisfy changing client requirements and achieve market acceptance. There are a limited number of hospitals and other healthcare providers in the U.S. HIT market. As costs fall, technology improves, and market factors continue to compel investment by healthcare organizations in solutions and services like ours, market saturation in the U.S. may change the competitive landscape in favor of larger, more diversified competitors with greater scale.

Risks Related to Our Stock

Our quarterly operating results may vary which could adversely affect our stock price. Our quarterly operating results have varied in the past and may continue to vary in future periods, including, variations from guidance, expectations or historical results or trends. Quarterly operating results may vary for a number of reasons including accounting policy changes, demand for our solutions, devices and services, the financial condition of our clients and potential clients, our long sales cycle, potentially long installation and implementation cycles for larger, more complex and higher-priced systems and other factors described in this section and elsewhere in this report. As a result of healthcare industry trends and the market for our *Cerner Millennium* solutions, a large percentage of our revenues are generated by the sale and installation of larger, more complex and higher-priced systems. The sales process for these systems is lengthy and involves a significant technical evaluation and commitment of capital and other resources by the client. Sales may be subject to delays due to changes in clients' internal budgets, procedures for approving large capital expenditures, competing needs for other capital expenditures, availability of personnel resources and by actions taken by competitors. Delays in the expected sale, installation or implementation of these large systems may have a significant impact on our anticipated quarterly revenues and consequently our earnings, since a significant percentage of our expenses are relatively fixed.

We recognize software revenue upon the completion of standard milestone conditions and the amount of revenue recognized in any quarter depends upon our and our clients' abilities to meet project milestones. Delays in meeting these milestone conditions or modification of the contract could result in a shift of revenue recognition from one quarter to another and could have a material adverse effect on results of operations for a particular quarter.

Our revenues from system sales historically have been lower in the first quarter of the year and greater in the fourth quarter of the year, primarily as a result of clients' year-end efforts to make all final capital expenditures for the then-current year.

Our sales forecasts may vary from actual sales in a particular quarter. We use a "pipeline" system, a common industry practice, to forecast sales and trends in our business. Our sales associates monitor the status of all sales opportunities, such as the date when they estimate that a client will make a purchase decision and the potential dollar amount of the sale. These estimates are aggregated periodically to generate a sales pipeline. We compare this pipeline at various points in time to evaluate trends in our business. This analysis provides guidance in business planning and forecasting, but these pipeline estimates are by their nature speculative. Our pipeline estimates are not necessarily reliable predictors of revenues in a particular quarter or over a longer period of time, partially because of changes in the pipeline and in conversion rates of the pipeline into contracts that can be very difficult to estimate. A negative variation in the expected conversion rate or timing of the pipeline into contracts, or in the pipeline itself, could cause our plan or forecast to be inaccurate and thereby adversely affect business results. For example, a slowdown in information technology spending, adverse economic conditions or a variety of other factors can cause purchasing decisions to be delayed, reduced in amount or cancelled, which would reduce the overall pipeline conversion rate in a particular period of time. Because a substantial portion of our contracts are completed in the latter part of a quarter, we may not be able to adjust our cost structure quickly enough in response to a revenue shortfall resulting from a decrease in our pipeline conversion rate in any given fiscal quarter(s).

The trading price of our common stock may be volatile. The market for our common stock may experience significant price and volume fluctuations in response to a number of factors including actual or anticipated variations in operating results, rumors about our performance or solutions, devices and services, changes in expectations of future financial performance or estimates of securities analysts, governmental regulatory action, healthcare reform measures, client relationship developments, changes occurring in the securities markets in general and other factors, many of which are beyond our control. As a matter of policy, we do not generally comment on our stock price or rumors.

Furthermore, the stock market in general, and the markets for software, healthcare and information technology companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of actual operating performance.

Our Directors have authority to issue preferred stock and our corporate governance documents contain anti-takeover provisions. Our Board of Directors has the authority to issue up to 1,000,000 shares of preferred stock and to determine the preferences, rights and privileges of those shares without any further vote or action by the shareholders. The rights of the holders of common stock may be harmed by rights granted to the holders of any preferred stock that may be issued in the future.

In addition, some provisions of our Certificate of Incorporation and Bylaws could make it more difficult for a potential acquirer to acquire a majority of our outstanding voting stock. This includes, but is not limited to, provisions that: provide for a classified board of directors, prohibit shareholders from taking action by written consent and restrict the ability of shareholders to call special meetings. We are also subject to provisions of Delaware law that prohibit us from engaging in any business combination with any interested shareholder for a period of three years from the date the person became an interested shareholder, unless certain conditions are met, which could have the effect of delaying or preventing a change of control.

Factors that May Affect Future Results of Operations, Financial Condition or Business

Statements made in this report, the Annual Report to Shareholders of which this report is made a part, other reports and proxy statements filed with the Securities and Exchange Commission, communications to shareholders, press releases and oral statements made by representatives of the Company that are not historical in nature, or that state the Company's or management's intentions, hopes, beliefs, expectations or predictions of the future, may constitute "forward-looking statements" within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements can often be identified by the use of forward-looking terminology, such as "could," "should," "will," "intended," "continue," "believe," "may," "expect," "hope," "anticipate," "goal," "forecast," "plan," "guidance" or "estimate" or the negative of these words, variations thereof or similar expressions. Forward-looking statements are not guarantees of future performance or results. They involve risks, uncertainties and assumptions. It is important to note that any such performance and actual results, financial condition or business, could differ materially from those expressed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this Item 1A. Risk Factors and elsewhere herein or in other reports filed with the SEC. Other unforeseen factors not identified herein could also have such an effect. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes in future operating results, financial condition or business over time.

Item 2. Properties

World Headquarters

Our world headquarters offices are located in a Company-owned office park in North Kansas City, Missouri, containing approximately 992,877 gross square feet of useable space (the "Campus"), inclusive of the new data center and clinic buildings described below. As of December 29, 2007, we were using all of the useable space for our U.S. corporate headquarters operations.

In June 2007, the Company completed construction of the world headquarters Technology Center, a 135,161 square foot data center facility on the Campus. We deliver remote hosting, disaster recovery and other services to our clients from this facility.

In February 2006, we completed construction on the Campus of a 13,136 square foot addition to the 2901 Rockcreek Parkway building to house Healthe Clinic, a wholly-owned subsidiary, which provides primary care medical services for our associates and their family members.

In 2004, we purchased approximately 12 acres of unimproved real estate adjacent to the Campus for campus expansion. This land was purchased to provide a secondary entry into the Campus and to provide for future building development as needed. The first phase of development was a roadway extension and second entry point into the Campus. The second phase of development is the data center facility described above. Future development of this land is undetermined at this time.

Other Properties

In February 2007, we entered into a long-term lease for 480,700 gross square feet of property located in Kansas City, Missouri. This office space, known as the Innovation Campus, houses associates from our intellectual property organizations. In April and August 2007, additional space was added to this lease so that the Innovation Campus now consists of 828,740 square feet, including the daycare facility listed below.

In July 2007, we entered into a lease for 36,800 gross square feet of property located in Kansas City, Missouri, near the Innovation Campus, which is the home for our Innovation Kids Learning Center, providing on-site daycare for Cerner associate families.

In June 2005, we purchased 263,512 gross square feet of property located in Kansas City, Missouri. The office space, known as the Cerner Oaks Campus, houses associates from the *CernerWorks* group and associates of Cerner's wholly-owned subsidiary, Healthe Exchange.

We also own property located along the north riverbank of the Missouri River, approximately two miles from the Campus. This property consists of a 96,318 gross square foot building and a 1,300-car parking garage. The building has been renovated for use as a corporate training, meeting and event center for the Company and third parties. We have also made use of the parking garage to meet overflow-parking demands on the Campus.

In February 2007, we acquired a lease for an additional office in Garden Grove, California, as part of the Etreby Computer Company, Inc. acquisition.

As of the end of February 2008, the Company leased office space in: Birmingham, Alabama; Beverly Hills and Garden Grove, California; Denver, Colorado; Overland Park, Kansas; Waltham, Massachusetts; Bel Air, Maryland; Minneapolis and Rochester, Minnesota; Kansas City, Missouri; Charlotte, North Carolina; Beaverton, Oregon; Blue Bell, Pennsylvania; and Vienna, Virginia. The Company operates one of its data centers in leased space in Lee's Summit, Missouri. Globally, the Company also leases office space in: Brisbane, Sydney and Melbourne, Australia; Brussels, Belgium; London-Ontario, Canada; Hong Kong, China; Paris, France; Herzogenrath and Idstein, Germany; Bangalore, India; Dublin, Ireland; Kuala Lumpur, Malaysia; Ngee Ann City, Singapore; Barcelona and Madrid, Spain; London and Slough, England; and, Abu Dhabi and Dubai Internet City, United Arab Emirates.

In 2007, our Overland Park, Kansas office housing associates with our Cerner BeyondNow, Inc. subsidiary was closed as we relocated many associates to the Innovation Campus and/or the necessary business functions to other Company offices, and we entered into a new agreement for office space in Overland Park, Kansas for operations related to Cerner's wholly-owned subsidiary, Cerner Innovation, Inc.

Also in 2007, our Sterling, Virginia office was closed as we relocated many associates and/or the necessary business functions to other Company offices.

Item 3. Legal Proceedings

We have no material pending litigation.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of the shareholders of the Company during the fourth quarter of the fiscal year ended December 29, 2007.

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock trades on *The NASDAQ Global Select Market*SM under the symbol CERN. The following table sets forth the high, low and last sales prices for the fiscal quarters of 2007 and 2006 as reported by *The Nasdaq Stock Market®*.

	2007			2006		
	High	Low	Last	High	Low	Last
First Quarter	$ 56.25	$ 44.11	$ 54.45	$ 49.38	$ 40.33	$ 47.45
Second Quarter	60.43	52.20	55.47	47.99	34.70	37.20
Third Quarter	66.17	52.32	59.81	47.75	32.50	45.40
Fourth Quarter	65.92	53.50	57.58	50.58	44.11	45.50

At February 22, 2008, there were approximately 1,169 owners of record. To date, the Company has paid no cash dividends and it does not intend to pay cash dividends in the foreseeable future. Management believes it is in the shareholders' best interest for the Company to reinvest funds in the operation of the business.

Item 6. Selected Financial Data

	2007	2006	2005	2004	2003
(In thousands, except per share data)	(1)(2)(3)(4)	(1)(4)(5)	(6)(7)	(8)(9)	
Statement of Earnings Data:					
Revenues	$ 1,519,877	$ 1,378,038	$ 1,160,785	$ 926,356	$ 839,587
Operating earnings	204,083	166,167	140,436	111,464	78,097
Earnings before income taxes	203,967	167,544	135,244	107,920	71,222
Net earnings	127,125	109,891	86,251	64,648	42,791
Earnings per share:					
Basic	1.60	1.41	1.16	0.90	0.61
Diluted	1.53	1.34	1.10	0.86	0.59
Weighted average shares outstanding:					
Basic	79,395	77,691	74,144	72,174	70,710
Diluted	83,218	81,723	78,090	75,142	72,712
Balance Sheet Data:					
Working capital	$ 530,441	$ 444,656	$ 391,541	$ 310,229	$ 246,412
Total assets	1,689,956	1,496,433	1,303,629	982,265	854,252
Long-term debt, excluding current installments	177,606	187,391	194,265	108,804	124,570
Shareholders' equity	1,132,428	922,294	760,533	597,485	494,680

1. Includes share-based compensation expense recognized in accordance with Statement of Financial Accounting Standards No. 123R. The impact of including this expense is a $10.2 million decrease, net of $6.0 million tax benefit, in net earnings and a decrease to diluted earnings per share of $.12 in 2007 and a $11.7 million decrease, net of $7.3 million tax benefit, in net earnings and a decrease to diluted earnings per share of $.14 in 2006.
2. Includes a research and development write-off related to the *RxStation* medication dispensing devices. In connection with production and delivery of the *RxStation* medication dispensing devices, the Company reviewed the accounting treatment for the *RxStation* line of devices and determined that $8.6 million of research and development activities for the *RxStation* medication dispensing devices that should have been expensed was incorrectly capitalized. The impact of this charge is a $5.4 million decrease, net of $3.2 million tax benefit, in net earnings and a decrease to diluted earnings per share of $.06 in the year ended December 29, 2007. $2.1 million of this $5.4 million after tax amount recorded in 2007 related to periods prior to 2007.
3. Includes a $3.1 million tax benefit recorded in 2007 related to periods prior to 2007. The tax benefit relates to the over-expensing of state income taxes, which resulted in an increase to diluted earnings per share of $.04 in the year ended December 29, 2007.
4. Includes an adjustment to correct the amounts previously reported for the second quarter of 2007 for a previously disclosed out-of-period tax item relating to foreign net operating losses. The effect of this adjustment increases tax expense for the year ended December 29, 2007, by $4.2 million and increases January 1, 2005 retained earnings (Shareholders' Equity) by the same amount.
5. Includes a tax benefit of $2.0 million for adjustments relating to prior periods. This results in an increase to diluted earnings per share of $.02.
6. Includes a tax benefit of $4.8 million relating to the carry-back of a capital loss generated by the sale of Zynx Health Incorporated ("Zynx") in the first quarter of 2004. The impact of this refund claim is a $4.8 million increase in net earnings and an increase in diluted earnings per share of $.06 for 2005.
7. Includes a charge for the write-off of acquired in process research and development related to the acquisition of the medical business division of VitalWorks, Inc. The impact of this charge is a $3.9 million decrease, net of $2.4 million tax benefit, in net earnings and a decrease to diluted earnings per share of $.05 for 2005.
8. Includes a gain on the sale of Zynx. The impact of this gain is a $3.0 million increase in net earnings and increase to diluted earnings per share of $.04 for 2004.
9. Includes a charge for vacation accrual of $3.3 million included in general and administrative. The impact of this charge is a $2.1 million decrease, net of $1.2 million tax benefit, in net earnings and a decrease to diluted earnings per share of $.03 for 2004.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management Discussion and Analysis ("MD&A") is intended to help the reader understand the results of operations and financial condition of Cerner Corporation ("Cerner" or the "Company"). This MD&A is provided as a supplement to, and should be read in conjunction with, our financial statements and the accompanying notes to the financial statements ("Notes").

Management Overview

Cerner primarily derives revenue by selling, implementing and supporting software solutions, clinical content, hardware, healthcare devices and services that give healthcare providers secure access to clinical, administrative and financial data in real time, allowing them to improve the quality, safety and efficiency in the delivery of healthcare. We implement the healthcare solutions as stand-alone, combined or enterprise-wide systems. *Cerner Millennium* software solutions can be managed by the Company's clients or in the Company's data center via a managed services model.

Our fundamental strategy has always centered on creating organic growth by investing in research and development (R&D) to create solutions and services for the healthcare industry. This strategy has driven strong growth over the long-term, with revenue growing at compound annual rates of more than 14% over the past three-, five- and ten-year periods. This growth has also created a very strategic client base of more than 6,000 hospital, health system, physician practice, clinic, laboratory and pharmacy client sites around the world. Selling additional solutions back into this client base is an important element of Cerner's future revenue growth. We are also focused on driving growth through market share expansion by replacing competitors in healthcare settings that are looking to replace their current HIT suppliers or by creating new business relationships with those healthcare organizations that have not yet strategically aligned with a supplier. We also expect to drive growth through new initiatives that reflect our ongoing ability to innovate such as our *CareAware* healthcare device architecture and devices, Healthe employer services, physician practice solutions and solutions and services for the pharmaceutical market. Finally, we expect continued strong revenue contributions from the sale of our solutions and services outside of the U.S. Many non-U.S. markets have a low penetration of HIT solutions and their governing bodies are in many cases prepared to purchase HIT solutions and services.

Beyond our strategy for driving revenue growth, we are also focused on earnings growth. Our net earnings have increased at more than 20% compound annual rates over three-, five- and ten-year periods. We believe we can continue driving strong levels of earnings growth by leveraging key areas to create operating margin expansion. The primary areas of opportunity for margin expansion include:

- becoming more efficient at implementing our software by leveraging implementation support services and methodologies we have developed that can reduce the amount of effort required to implement our software;
- leveraging our investments in R&D by addressing new markets (i.e., non-U.S.) that do not require significant incremental R&D but can contribute significantly to revenue growth; and,
- leveraging our scalable business infrastructure to reduce the rate of increase in general and administrative spending to below our revenue growth rate.

We are also focused on increasing cash flow by growing earnings, reducing the use of working capital and controlling capital expenditures. While 2007 was a year of heavy capital investment because of investments in a new data center to support our rapidly growing hosting business and purchasing new buildings to accommodate growth in our associate base, we expect capital spending to decrease in 2008.

Results Overview

In 2007, we continued to execute on our core strategies to drive revenue growth, expand operating margins, grow earnings and generate good cash flow. The 2007 results included strong levels of bookings, earnings and cash flow. New business bookings revenue in 2007, which reflects the value of executed contracts for software, hardware, services and managed services (hosting of software in the Company's data center) was $1.51 billion, which is an increase of 14% when compared to $1.32 billion in 2006. The 2007 and 2006 bookings exclude bookings related to the Company's participation in the National Health Services (NHS) initiative to automate clinical processes and digitize medical records in England in the amount of $97.8 million and $154.2 million, respectively. Revenues for 2007 increased 10% to $1.52 billion compared to $1.38 billion in 2006, driven primarily by an increase in support, maintenance and services revenues.

The 2007 net earnings increased 16% to $127.1 million compared to $109.9 million in 2006. Diluted earnings per share increased 14% to $1.53 compared to $1.34 in 2006. The 2007 and 2006 net earnings and diluted earnings per share reflect the impact of accounting pursuant to Statement of Financial Accounting Standards (SFAS) No. 123R, "Share-Based Payment," which requires the expensing of stock options. The effect of accounting under SFAS 123R reduced the 2007 net earnings and diluted earnings per share by $10.2 million and $0.12, and the 2006 earnings and diluted earnings per share by $11.7 million and $0.14, respectively. The growth in net earnings and diluted earnings per share was driven primarily by continued progress with the Company's margin expansion initiatives, particularly improving professional services margins and leveraging R&D investments. Our 2007 operating margin was 13%, and we remain on target with our desire to achieve our long term goal of 20% operating margins.

We had cash collections of receivables of $1.65 billion in 2007 compared to $1.46 billion in 2006, with the increase driven by increased billings. Days sales outstanding increased to 90 days for the quarter ended December 29, 2007 compared to 87 days for the quarter ended December 30, 2006. This increase was driven by an increase in billed receivables as opposed to unbilled items. Operating cash flows for 2007 were $274.6 million compared to $232.7 million in 2006.

This year also included progress on our strategic initiatives that, while not yet material to our current results, are an important part of our longer-term growth strategy.

In 2007, we made progress in selling and implementing our *CareAware* healthcare device connectivity platform that allows medical devices to be connected to an electronic medical record through a USB-like connection. During 2007, more than 20 clients purchased this solution, with several going live during the year. Initial sales have been to our existing clients, but our *CareAware* architecture gives us the ability to market outside of our installed base, which we expect to do in the future. In 2008, we also expect to continue expanding the number of devices supported by the *CareAware* architecture, which will increase our market opportunity.

We also delivered our first production *CareAware RxStation* medication dispensing devices in 2007. *RxStation* medication dispensing devices and solutions automate the medication process so both nursing and pharmacy can provide safer care and better management of the medication dispensing and administration process. In 2008, we expect to leverage our success with early adopter clients and increase marketing of the *RxStation* devices, with initial efforts focused inside our installed base.

In 2007, we also continued to make progress across our employer-focused initiatives that we call Healthe employer services, which are targeted at employers looking to reduce health plan administrative costs and improve the health of their employees. In 2007, Cerner's Healthe Exchange became the third party administrator (TPA) for three employers representing more than 10,000 covered lives. Our TPA approach aims to help employers reduce healthcare friction, such as delays in billing statements and provider payments, resulting in lower costs. And our Healthe Clinic was selected by a Fortune 500 technology company to provide a fully-automated employer-based clinic, modeled after our successful on-site clinic that has helped improve productivity of our workforce and provided cost savings to our health plan and the participants in the health plan.

Healthcare Information Technology Market Outlook

We have provided a detailed assessment of the healthcare information technology market under Part I, Item 1 The Healthcare and Healthcare IT Industry.

Results of Operations
Year Ended December 29, 2007, Compared to Year Ended December 30, 2006

The Company's net earnings increased 16% to $127,125,000 in 2007 from $109,891,000 in 2006. The effects of SFAS No. 123R, which requires the expensing of stock options, decreased net earnings in 2007 and 2006 by $10,159,000, net of $6,030,000 tax benefit and $11,746,000, net of $7,275,000 tax benefit, respectively.

Revenues increased 10% to $1,519,877,000 in 2007, compared with $1,378,038,000 in 2006. The revenue composition for 2007 was $500,319,000 in system sales, $397,713,000 in support and maintenance, $585,067,000 in services and $36,778,000 in reimbursed travel.

- System sales revenues decreased 1% to $500,319,000 in 2007 from $505,743,000 in 2006. Included in system sales are revenues from the sale of software, hardware, sublicensed software, deployment period licensed software upgrade rights, installation fees, transaction processing and subscriptions. The slight decrease in system sales was primarily attributable to a decrease in software revenue, which was largely offset by an increase in hardware, sublicensed software, and subscriptions revenue. We believe the decline in software revenue was primarily caused by much of our client base being focused on upgrading to the *Cerner Millennium* 2007 release. Cerner generally sells a perpetual license, so our clients do not have to pay new license fees when they upgrade to a new version of our software, so the focus by much of our base on implementing the upgrade impacted our software sales. We believe this upgrade cycle will have a smaller impact going forward, and we expect software revenue to grow in 2008.

- Support, maintenance and services revenues increased 18% to $982,780,000 in 2007 from $833,244,000 in 2006. Included in support, maintenance and services revenues are support and maintenance of software and hardware, professional services excluding installation, and managed services. A summary of the Company's support, maintenance and services revenues in 2007 and 2006 is as follows:

(In thousands)	2007	2006
Support and maintenance revenues	$ 397,713	$ 340,416
Services revenue	585,067	492,828
Total support, maintenance, and services revenues	$ 982,780	$ 833,244

- The $92,239,000, or 19%, increase in services revenue was attributable to growth in *CernerWorks* managed services and increased professional services utilization rates. The $57,297,000, or 17%, increase in support and maintenance revenues is attributable to continued success at selling *Cerner Millennium* applications, implementing them at client sites, and initiating billing for support and maintenance fees.
- Contract backlog, which reflects new business bookings that have not yet been recognized as revenue, increased 24% in 2007 compared to 2006. This increase was driven by growth in new business bookings during the past four quarters, including continued strong levels of managed services bookings that typically have longer contract terms. A summary of the Company's total backlog for 2007 and 2006 follows:

(In thousands)	2007	2006
Contract backlog	$ 2,712,195	$ 2,194,460
Support and maintenance backlog	541,095	469,473
Total backlog	$ 3,253,290	$ 2,663,933

The cost of revenues was 18% of total revenues in 2007 and 21% in 2006. The cost of revenues includes the cost of reimbursed travel expense, sales commissions, third party consulting services and subscription content, computer hardware and sublicensed software purchased from hardware and software manufacturers for delivery to clients. It also includes the cost of hardware maintenance and sublicensed software support subcontracted to the manufacturers. Such costs, as a percent of revenues, typically have varied as the mix of revenue (software, hardware, maintenance, support, services and reimbursed travel) carrying different margin rates changes from period to period. The decline in cost of revenues as a percent of revenue is primarily associated with lower commissions and third party costs on licensed software sales and a higher mix of support, maintenance and services revenues, which have a lower cost of revenue.

Total operating expenses, excluding cost of revenues, increased 12% to $1,035,684,000 in 2007 from $920,901,000 in 2006. Accounting pursuant to SFAS 123(R), which results in the expensing of share-based compensation, impacted expenses in 2007 and 2006 as indicated below:

(In thousands)	2007	2006
Sales and client service expenses	$ 9,518	$ 11,412
Software development expense	3,032	4,269
General and administrative expenses	3,639	3,340
Total stock-based compensation expense	$ 16,189	$ 19,021

- Sales and client service expenses as a percent of total revenues were 43% and 42% in 2007 and 2006, respectively. These expenses increased 14% to $657,956,000 in 2007, from $578,050,000 in 2006. Sales and client service expenses include salaries of sales and client service personnel, communications expenses, unreimbursed travel expenses, expense for share-based payments, sales and marketing salaries and trade show and advertising costs. The increase was primarily attributable to growth in *CernerWorks* managed services business.
- Total expense for software development in 2007 increased 10% to $270,576,000, from $246,970,000 in 2006. The increase in aggregate expenditures for software development in 2007 was due to continued development and enhancement of the *Cerner Millennium* platform and software solutions and investments in new initiatives, such as *RxStation* medication dispensing devices. Included in 2007 software development expense is $8.6 million of research and development activities for the *RxStation* medical dispensing device. $3.4 million of this amount recorded in 2007 is related to periods prior to 2007. A summary of the Company's total software development expense in 2007 and 2006 is as follows:

(In thousands)	2007	2006
Software development costs	$ 283,086	$ 262,163
Capitalized software costs	(64,789)	(59,991)
Capitalized costs related to share-based payments	(1,196)	(952)
Amortization of capitalized software costs	53,475	45,750
Total software development expense	$ 270,576	$ 246,970

- General and administrative expenses as a percent of total revenues were 7% in 2007 and 2006. These expenses increased 12% to $107,152,000 in 2007 from $95,881,000 in 2006. This increase was due primarily to the growth of the Company's core business and increased presence in the global market. General and administrative expenses include salaries for corporate, financial and administrative staff, utilities, communications expenses, professional fees, the transaction gains or losses on foreign currency and expense for share-based payments. The Company recorded a net transaction gain on foreign currency of $3,691,000 and $3,764,000 in 2007 and 2006, respectively.

Net interest income was $1,269,000 in 2007, compared with net interest expense of $697,000 in 2006. Interest income increased to $13,206,000 in 2007 from $11,877,000 in 2006, due primarily to higher yields on cash and short term investments. Interest expense decreased to $11,937,000 in 2007 from $12,574,000 in 2006, due primarily to a reduction in long-term debt.

Other expense was $1,385,000 in 2007, compared to other income of $2,074,000 in 2006. Included in 2006 other income is a gain recorded in the first quarter of 2006 related to the renegotiation of a supplier contract that eliminated a liability related to unfavorable future commitments due to that supplier. The Company was able to renegotiate the contract to eliminate certain minimum volume requirements and reduce pricing to market rates leading to the elimination of the previously recorded liability.

The Company's effective tax rate was 38% and 34% in 2007 and 2006, respectively. The change in tax rate was principally related to the creation of a valuation allowance in a non-U.S. jurisdiction in 2007.

During the second quarter of 2007, the Company determined that due to a change in circumstances in the quarter, it is more likely than not that certain tax operating loss carry-forwards in a non-U.S. jurisdiction would not be realized resulting in the recognition of a valuation allowance totaling approximately $7,982,000.

Tax expense for 2007 and 2006 includes benefits of approximately $3,125,000 and $1,994,000, respectively for adjustments relating to prior periods.

Operations by Segment

The Company has two operating segments, Domestic and Global.

The following table presents a summary of the operating information for the years ended 2007 and 2006:

2007	Operating Segments			
	Domestic	Global	Other	Total
(In thousands)				
Revenues	$ 1,227,434	$ 290,677	$ 1,766	$ 1,519,877
Cost of revenues	221,154	53,367	5,589	280,110
Operating expenses	331,124	151,355	553,205	1,035,684
Total costs and expenses	552,278	204,722	558,794	1,315,794
Operating earnings	$ 675,156	$ 85,955	$ (557,028)	$ 204,083

2006	Operating Segments			
	Domestic	Global	Other	Total
(In thousands)				
Revenues	$ 1,166,662	$ 207,367	$ 4,009	$ 1,378,038
Cost of revenues	251,574	39,224	172	290,970
Operating expenses	308,085	107,571	505,245	920,901
Total costs and expenses	559,659	146,795	505,417	1,211,871
Operating earnings	$ 607,003	$ 60,572	$ (501,408)	$ 166,167

Domestic Segment

The Company's Domestic segment includes revenue contributions and expenditures associated with business activity in the United States.

Operating earnings increased 11% to $675,156,000 in 2007 from $607,003,000 in 2006.

- Revenues increased 5% to $1,227,434,000 in 2007 from $1,166,662,000 in 2006. This increase was primarily driven by growth in managed services and support and maintenance.
- Cost of revenues was 18% and 22% in 2007 and 2006, respectively. The decline was driven primarily by lower commissions and third party costs on licensed software sales, lower hardware sales, and a higher mix of support, maintenance and services revenues, which have a lower cost of revenue.
- Operating expenses increased 7% for the year ended December 29, 2007, as compared to the year ended December 30, 2006, due primarily to growth in managed services.

Global Segment

The Company's Global segment includes revenue contributions and expenditures linked to business activity in Australia, Austria, Belgium, Canada, Cayman Islands, China (Hong Kong), Egypt, England, France, Germany, India, Ireland, Malaysia, Puerto Rico, Saudi Arabia, Singapore, Spain Sweden, Switzerland and the United Arab Emirates.

Operating earnings increased 42% to $85,955,000 in 2007 from $60,572,000 in 2006.

- Revenues increased 40% to $290,677,000 in 2007 from $207,367,000 in 2006. Approximately one third of this increase was driven by an increase in revenue from the Company's participation in the National Health Service (NHS) initiative to automate clinical processes and digitize medical records in England. The increase in global revenue was also driven by growth in several other countries, including Malaysia, Australia, Egypt, France, Spain, and the United Arab Emirates. Revenue related to the NHS initiative that is being accounted for at zero margin totaled $96,000,000 and $71,000,000 for the 2007 and 2006 fiscal years, respectively. These revenues did not affect operating earnings as the Company is accounting for them at zero-margin using a zero-margin approach of applying percentage-of-completion accounting until either the software customization and development services are completed or the Company is able to determine fair value for the support services. The Company expects to recognize margin on the arrangements by 2009. The remaining unrecognized portion of the fee will be recognized over the remaining term of the arrangement, which expires in 2014.
- Cost of revenues was 18% and 19% in 2007 and 2006, respectively. The lower cost of revenues was driven by a slightly higher mix of support, maintenance and services revenues, which have a lower cost of revenue.
- Operating expenses for the year ended December 29, 2007 increased 41%, compared to the year ended December 30, 2006, primarily due to hiring personnel for the projects in England and supporting growth in other global regions.

Other Segment

The Company's Other segment includes revenues and expenses which are not tracked by geographic segment. Operating losses increased 11% to $557,028,000 in 2007 from $501,408,000 in 2006. This increase was primarily due to an increase in operating expenses such as software development, marketing, general and administrative, share-based compensation expense and depreciation.

Year Ended December 30, 2006, Compared to Year Ended December 31, 2005

The Company's net earnings increased 27% to $109,891,000 in 2006 compared to $86,251,000 in 2005. Net earnings for 2006 include adjustments for approximately $1,994,000 of tax benefit for items relating to prior periods. 2006 net earnings also reflect the impact of accounting pursuant to Statement of Financial Accounting Standards (SFAS) No. 123R, "Share-Based Payment," which requires the expensing of stock options. The effect of accounting under SFAS 123R reduced the 2006 net earnings by $11,746,000 (net of taxes). Net earnings for 2005 included an adjustment in the third quarter of 2005 related to a prior period for a tax benefit from the carry-back of a capital loss generated by the sale of Zynx of $4,794,000 and the write-off of acquired in-process research and development in the first quarter of 2005 of $3,941,000, net of a $2,441,000 tax benefit.

Revenues increased 19% to $1,378,038,000 in 2006 from $1,160,785,000 in 2005. The revenue composition for 2006 was $505,743,000 in system sales, $340,416,000 in support and maintenance, $492,828,000 in services and $39,051,000 in reimbursed travel.

- System sales increased 12% to $505,743,000 in 2006 from $449,734,000 in 2005. Included in system sales are revenues from the sale of software, hardware, sublicensed software, deployment period licensed software upgrade rights, installation fees, transaction processing and subscriptions. System sales growth in 2006 was driven by strong growth of software, hardware and subscriptions.
- Support, maintenance and service revenues increased 23% to $833,244,000 in 2006 from $677,664,000 in 2005. Included in support, maintenance and services revenues are support and maintenance of software and hardware, professional services excluding installation, and managed services. A summary of the Company's support, maintenance and services revenues in 2006 and 2005 is as follows:

(In thousands)	2006	2005
Support and maintenance revenues	$ 340,416	$ 296,716
Services revenue	492,828	380,948
Total support, maintenance, and services revenues	$ 833,244	$ 677,664

- The $111,880,000, or 29%, increase in services revenues was attributable to growth in professional services and *CernerWorks* managed services. The $43,700,000, or 15%, increase in support and maintenance revenues is attributable to continued success at selling *Cerner Millennium* applications, implementing them at client sites, and initiating billing for support and maintenance fees.
- Contract backlog, which reflects new business bookings that have not yet been recognized as revenue, increased 27% in 2006 compared to 2005. This increase is due to a strong increase in new business bookings in 2006 compared to 2005. A summary of the Company's 2006 and 2005 total backlog follows:

	2006		2005	
(In thousands)				
Contract backlog	$	2,194,460	$	1,724,583
Support and maintenance backlog		469,473		415,681
Total backlog	$	2,663,933	$	2,140,264

The cost of revenues was 21% of total revenues in 2006 and 22% of total revenues in 2005. The cost of revenues includes the cost of reimbursed travel expense, sales commissions, third party consulting services and subscription content, computer hardware and sublicensed software purchased from hardware and software manufacturers for delivery to clients. It also includes the cost of hardware maintenance and sublicensed software support subcontracted to the manufacturers. Such costs, as a percent of revenues, typically have varied as the mix of revenue (software, hardware, maintenance, support, services and reimbursed travel) carrying different margin rates changes from period to period. The decrease in the cost of revenue as a percent of total revenues resulted principally from strong levels of software sales and strong growth in services that do not have a high level of associated third party costs.

Total operating expenses, excluding cost of revenues, increased 20% to $920,901,000 in 2006 from $765,663,000 in 2005. Accounting pursuant to SFAS 123(R), which results in the expensing of share-based compensation, impacted expenses as indicated below:

	2006	
(In thousands)		
Sales and client service expenses	$	11,412
Software development expense		4,269
General and administrative expenses		3,340
Total stock-based compensation expense	$	19,021

- Sales and client service expenses as a percent of total revenues were 42% and 40% in 2006 and 2005, respectively. The increase in total sales and client service expenses to $578,050,000 in 2006 from $466,206,000 in 2005 was primarily due to an increase in personnel expenses associated with the strong growth in our professional services and managed services businesses and an increased presence in the global market. Sales and client service expenses include salaries of sales and client service personnel, communications expenses, unreimbursed travel expenses, expense for share-based payments, sales and marketing salaries and trade show and advertising costs.
- Total expense for software development in 2006 increased 17% to $246,970,000, from $211,455,000 in 2005. The increase in aggregate expenditures for software development in 2006 was due to continued development and enhancement of the *Cerner Millennium* platform and software solutions. A summary of the Company's total software development expense for 2006 and 2005 is as follows:

	2006		2005	
(In thousands)				
Software development costs	$	262,163	$	225,606
Capitalized software costs		(59,991)		(62,039)
Capitalized costs related to share-based payments		(952)		-
Amortization of capitalized software costs		45,750		47,888
Total software development expense	$	246,970	$	211,455

- General and administrative expenses as a percent of total revenues were 7% in both 2006 and 2005. Total general and administrative expenses were $95,881,000 and $81,620,000 for 2006 and 2005, respectively. The increase was due primarily to growth in the Company's core business and increased presence in the global market. General and administrative expenses include salaries for corporate, financial and administrative staffs, utilities, communications expenses, professional fees and the transaction gains or losses on foreign currency. The Company had net transaction gains on foreign currency of $3,764,000 for 2006 compared to $2,700,000 for 2005.
- 2005 includes a write-off of in process research and development in the amount of $3,941,000, net of $2,441,000 tax benefit, related to the acquisition of the medical division of VitalWorks.

Net interest expense was $697,000 in 2006 compared to $5,858,000 in 2005. Interest income increased to $11,877,000 in 2006 from $3,871,000 in 2005, due primarily to higher interest rates and a higher cash balance. Interest expense increased to $12,574,000 in 2006 from $9,729,000 in 2005, due primarily to a higher level of debt during 2006.

Other income was $2,074,000 in 2006 compared to $666,000 in 2005. Included in other income is income from office space leased to third parties. 2006 other income also includes a gain recorded in the first quarter of 2006 related to the renegotiation of a supplier contract that eliminated a liability related to unfavorable future commitments due to that supplier. The Company was able to renegotiate the contract to eliminate certain minimum volume requirements and reduce pricing to market rates leading to the elimination of the previously recorded liability. The increase in other income in 2006 was driven by this gain and by higher lease income.

The Company's effective tax rate was 34% and 36% in 2006 and 2005, respectively. Tax expense for 2006 includes benefits of approximately $1,994,000 for adjustments relating to prior periods. Tax expense for 2005 includes an adjustment that reduced tax expense related to a prior period for a tax benefit from the carry-back of a capital loss generated by the sale of Zynx of $4,749,000. Adjusting for these items, the effective tax rates were 36% and 40% in 2006 and 2005, respectively.

Operations by Segment

The Company has two operating segments, Domestic and Global.

The following table presents a summary of the operating information for the years ended 2006 and 2005:

	Operating Segments			
2006	**Domestic**	**Global**	**Other**	**Total**
(In thousands)				
Revenues	$ 1,166,662	$ 207,367	$ 4,009	$ 1,378,038
Cost of revenues	251,574	39,224	172	290,970
Operating expenses	308,085	107,571	505,245	920,901
Total costs and expenses	559,659	146,795	505,417	1,211,871
Operating earnings	$ 607,003	$ 60,572	$ (501,408)	$ 166,167

	Operating Segments			
2005	**Domestic**	**Global**	**Other**	**Total**
(In thousands)				
Revenues	$ 1,043,804	$ 113,317	$ 3,664	$ 1,160,785
Cost of revenues	238,096	17,189	(599)	254,686
Operating expenses	288,098	48,098	429,467	765,663
Total costs and expenses	526,194	65,287	428,868	1,020,349
Operating earnings	$ 517,610	$ 48,030	$ (425,204)	$ 140,436

Domestic Segment

The Company's Domestic segment includes revenue contributions and expenditures associated with business activity in the United States.

Operating earnings increased 17% to $607,003,000 in 2006 from $517,610,000 in 2005.

- Revenues increased 12% to $1,166,662,000 in 2006 from $1,043,804,000 in 2005. This increase was primarily driven by growth in managed and professional services.
- Cost of revenues was basically unchanged at 22% and 23% in 2006 and 2005, respectively.
- Operating expenses increased 7% for the year ended December 30, 2006, as compared to the year ended December 31, 2005, due primarily to growth in professional and managed services.

Global Segment

The Company's Global segment includes revenue contributions and expenditures linked to business activity outside of the United States, which for 2006 and 2005 included: in Australia, Canada, China (Hong Kong), England, France, Germany, India, Malaysia, Saudi Arabia, Singapore, Spain and the United Arab Emirates.

Operating earnings increased 26% to $60,572,000 in 2006 from $48,030,000 in 2005.

- Revenues increased 83% to $207,367,000 in 2006 from $113,317,000 in 2005. This increase was primarily driven by an increase in revenue from the Company's participation in the National Health Service (NHS) initiative to automate clinical processes and digitize medical records in England. Revenue related to the NHS initiative that is being accounted for at zero-margin totaled $71,000,000 and $14,000,000 for the 2006 and 2005 fiscal years, respectively. These revenues did not affect operating earnings as the Company is accounting for them at zero-margin using a zero-margin approach of applying percentage-of-completion accounting until either the software customization and development services are completed or the Company is able to determine fair value for the support services. The Company expects to recognize margin on the arrangements by 2009. The remaining unrecognized portion of the fee will be recognized over the remaining term of the arrangement, which expires in 2014.
- Cost of revenues was 19% and 15% in 2006 and 2005, respectively. The increase in costs of revenues as a percent of total revenues was driven by a much higher level of global hardware sales in 2006 compared to 2005.
- Operating expenses for the year ended December 30, 2006 increased 124%, compared to the year ended December 31, 2005, primarily due to hiring personnel for the projects in England and supporting growth in other global regions.

Other Segment

The Company's Other segment includes revenues and expenses which are not tracked by geographic segment.

Operating losses increased 18% to $501,408,000 in 2006 from $425,204,000 in 2005. This increase was primarily due to an increase in operating expenses such as software development, marketing, general and administrative, share-based compensation expense and depreciation. Operating expenses in the 2005 period includes the write-off of acquired in-process research and development of $6,382,000.

Liquidity and Capital Resources

The Company's liquidity is influenced by many factors, including the amount and timing of the Company's revenues, its cash collections from its clients and the amounts the Company invests in software development, acquisitions and capital expenditures.

The Company's principal source of liquidity is its cash, cash equivalents and short-term investments. The majority of the Company's cash and cash equivalents consist of U.S. Government Federal Agency Securities, short-term marketable securities and overnight repurchase agreements. At December 29, 2007 the Company had cash and cash equivalents of $182,914,000, short-term investments of $161,600,000 and working capital of $530,441,000 compared to cash and cash equivalents of $162,545,000, short-term investments of $146,239,000 and working capital of $444,656,000 at December 30, 2006.

At December 29, 2007, we held approximately $162 million of auction rate securities, classified as short-term investments, with an auction reset feature ("auction rate securities") whose underlying assets are generally student loans which are substantially backed by various state governments. There were successful auctions for all of the securities held at December 29, 2007. At February 14, 2008, we held approximately $122 million of auction rate securities. In February 2008, auctions failed for $36 million of our auction rate securities, and there is no assurance that currently successful auctions on the other auction rate securities in our investment portfolio will continue to succeed, and as a result, our ability to liquidate our investment and fully recover the carrying value of our investment in the near term may be limited or not exist. An auction failure means that the parties wishing to sell securities could not.

All of our auction rate securities, including those subject to the failure, are currently rated AAA, the highest rating by a rating agency. If the issuers are unable to successfully close future auctions and their credit ratings deteriorate, we may in the future be required to record an impairment charge on these investments. We believe we will be able to liquidate our investment without significant loss within the next year, and we currently believe these securities are not significantly impaired, primarily due to the government guarantees and AAA ratings of the underlying securities, however, it could take until the final maturity of the underlying notes (up to 30 years) to realize our investments' recorded value. Based on our expected operating cash flows, and our other sources of cash, we do not anticipate the potential lack of liquidity on these investments to affect our ability to execute our current business plan.

Cash Flow from Operating Activities

The Company generated cash of $274,565,000, $232,718,000 and $228,865,000 from operations in 2007, 2006 and 2005, respectively. Cash flow from operations increased in 2007 due primarily to a stronger performance in net earnings. The Company has periodically provided long-term financing options to creditworthy clients through third party financing institutions and has directly provided extended payment terms to clients from contract date. These extended payment term arrangements typically provide for date based payments over periods ranging from 12 months to seven years. Pursuant to SOP 97-2, because a significant portion of the fee is due beyond one year, we have analyzed our history with these types of arrangements and have concluded that we do have a standard business practice of using extended payment term arrangements and have a long history of successfully collecting under the original payment terms for arrangements with similar clients, product offerings and economics without granting concessions. Accordingly, we consider the fee to be fixed and determinable in these extended payment term arrangements and, thus, the timing of revenue is not impacted by the existence of extended payments. Some of these payment streams have been assigned on a non-recourse basis to third party financing institutions. The Company has provided its usual and customary performance guarantees to the third party financing institutions in connection with its on-going obligations under the client contract. During 2007, 2006 and 2005, the Company received total client cash collections of $1,646,584,000, $1,457,603,000 and $1,200,595,000, respectively, of which approximately 5%, 7% and 7% were received from third party client financing arrangements and non-recourse payment assignments, respectively. The days sales outstanding increased to 90 days for the quarter ended December 29, 2007 compared to 87 days for the quarter ended December 30, 2006. Revenues provided under support and maintenance agreements represent recurring cash flows. Support and maintenance revenues increased 17% in 2007 and 15% in 2006, and the Company expects these revenues to continue to grow as the base of installed systems grows.

Cash Flow from Investing Activities

Cash used in investing activities in 2007 consisted primarily of capital purchases of $180,723,000, which includes $105,678,000 of capital equipment and $75,045,000 of land, buildings and improvements and business acquisitions totaling $24,061,000. Capitalized software development costs were $66,063,000 in 2007. Cash paid for short-term investments, net of sales and maturities was $13,277,000 in 2007. Cash used in investing activities in 2006 consisted primarily of capital purchases of $131,478,000, which includes $70,299,000 of capital equipment and $61,179,000 of land, buildings and improvements. Capitalized software development costs were $61,223,000 and the acquisition of businesses totaled $13,731,000. Cash provided by sales and maturities of short-term investments, net of purchases, was $29,122,000 in 2006.

In the second quarter of 2007, the Company completed the construction of a new data center on its World Headquarters campus in North Kansas City, Missouri. The Company spent approximately $61,203,000 on this construction project. Of this amount, $34,345,000 was spent in 2006 and the remaining amount was spent in 2007.

Cash Flow from Financing Activities

The Company's 2007 financing activities consisted primarily of proceeds from the exercise of options of $29,085,000, the excess tax benefit from share-based compensation of $30,357,000 and repayment of long-term debt of $22,359,000. In 2006, the Company's financing activities consisted primarily of proceeds from the exercise of options of $21,704,000, the excess tax benefit from share-based compensation of $7,068,000 and repayment of long-term debt of $30,783,000.

In December 2007, the Company had a one-day borrowing of $40,000,000 from its line of credit which was repaid on the following day. This was in connection with tax incentives related to the World Headquarters data center. The Company does not expect this to be necessary in future periods.

In November 2005, the Company completed a £65,000,000 ($129,779,000 at December 29, 2007) private placement of debt at 5.54% pursuant to a Note Agreement. The Note Agreement is payable in seven equal annual installments beginning in November 2009. The proceeds were used to repay the outstanding amount under the Company's credit facility and for general corporate purposes. The Note Agreement contains certain net worth and fixed charge coverage covenants and provides certain restrictions on the Company's ability to borrow, incur liens, sell assets and pay dividends. The Company was in compliance with all covenants at December 29, 2007.

In December 2002, the Company completed a $60,000,000 private placement of debt pursuant to a Note Agreement. The Series A Senior Notes, with a $21,000,000 principal amount at 5.57%, are payable in three equal installments that commenced in December 2006. The Series B Senior notes, with a $39,000,000 principal amount at 6.42%, are payable in four equal annual installments beginning December 2009. The proceeds were used to repay the outstanding amount under the Company's credit facility and for general corporate purposes. The Note Agreement contains certain net worth and fixed charge coverage covenants and provides certain restrictions on the Company's ability to borrow, incur liens, sell assets and pay dividends. The Company was in compliance with all covenants at December 29, 2007.

In May 2002, the Company expanded its credit facility by entering into an unsecured credit agreement with a group of banks led by US Bank. This agreement was amended and restated on November 30, 2006, and provides for a current revolving line of credit for working capital purposes. The current revolving line of credit is unsecured and requires monthly payments of interest only. Interest is payable at the Company's option at a rate based on prime (7.25% at December 29, 2007) or LIBOR (4.73% at December 29, 2007) plus 1.55%. The interest rate may be reduced by up to 1.15% if certain net worth ratios are maintained. The agreement contains certain net worth, current ratio, and fixed charge coverage covenants and provides certain restrictions on the Company's ability to borrow, incur liens, sell assets and pay dividends. A commitment fee of 2/10% is payable quarterly based on the usage of the revolving line of credit. The revolving line of credit matures on May 31, 2010. On January 10, 2005, the Company drew down $35,000,000 from its revolving line of credit in connection with the acquisition of the medical business division of VitalWorks. (See Note 2 to the consolidated financial statements.) This amount was paid in full as of December 31, 2005. At December 29, 2007, the Company had no outstanding borrowings under this agreement and had $90,000,000 available for working capital purposes. The Company was in compliance with all covenants at December 29, 2007.

In April 1999, the Company completed a $100,000,000 private placement of debt pursuant to a Note Agreement. The Series A Senior Notes, with a $60,000,000 principal amount at 7.14%, were paid in full in 2006. The Series B Senior Notes, with a $40,000,000 principal amount at 7.66%, are payable in six equal annual installments which commenced in April 2004. The proceeds were used to retire the Company's existing $30,000,000 of debt, and the remaining funds were used for capital improvements and to strengthen the Company's cash position. The Note Agreement contains certain net worth, current ratio, and fixed charge coverage covenants and provides certain restrictions on the Company's ability to borrow, incur liens, sell assets and pay dividends. The Company was in compliance with all covenants at December 29, 2007.

The Company believes that its present cash position, together with cash generated from operations and, if necessary, its lines of credit, will be sufficient to meet anticipated cash requirements during 2008.

The following table represents a summary of the Company's contractual obligations and commercial commitments, excluding interest, as of December 29, 2007, except short-term purchase order commitments arising in the ordinary course of business.

Contractual Obligations *(In thousands)*	**Payments due by period**						
	2008	**2009**	**2010**	**2011**	**2012**	**2013 and thereafter**	**Total**
Long-term debt obligations	$ 13,506	$ 36,029	$ 29,362	$ 28,290	$ 28,290	$ 55,620	$ 191,097
Capital lease obligations	754	15	-	-	-	-	769
Operating lease obligations	34,143	27,791	24,497	23,387	22,928	99,198	232,124
Purchase obligations	8,897	6,902	5,313	3,368	3,334	561	28,375
Other, including uncertain tax positions	25	2,275	2,230	3,564	-	-	8,094
Total	$ 57,325	$ 73,192	$ 61,402	$ 58,609	$ 54,552	$ 155,379	$ 460,459

The effects of inflation on the Company's business during 2007, 2006 and 2005 were not significant.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial. Accounting Standards No. 157 (SFAS 157), "Fair Value Measurements." This statement establishes a single authoritative definition of fair value when accounting rules require the use of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. The Company is currently assessing the impact of adoption of SFAS 157 on its results of operations and its financial position and will be required to adopt SFAS 157 as of the first day of the 2008 fiscal year. The effect of adopting SFAS 157 is not expected to be material to the Company's consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (SFAS 159), "The Fair Value Option for Financial Assets and Financial Liabilities." This statement provides companies with an option to report selected financial assets and liabilities at fair value. The Company is currently assessing the impact of adoption of SFAS 159 on its results of operations and its financial position and will be required to adopt SFAS 159 as of the first day of the 2008 fiscal year. The effect of adopting SFAS 159 is not expected to be material to the Company's consolidated financial statements.

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (SFAS 141(R)) which replaces SFAS 141 and supersedes FIN 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method". SFAS 141(R) establishes guidelines for how an acquirer measures and recognizes the identifiable assets, goodwill, noncontrolling interest, and liabilities assumed in a business combination. Additionally, SFAS 141(R) outlines the disclosures necessary to allow financial statement users to assess the impact of the acquisition. The Company is currently assessing the impact of adoption of SFAS 141(R) on its results of operations and its financial position, which is expected to be immaterial, and will be required to adopt SFAS 141(R) prospectively for business combinations occurring on or after the first day of the 2009 fiscal year.

Also in December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (SFAS 160), "Noncontrolling Interests in Consolidated Financial Statements", which amends ARB No. 51. SFAS 160 guides that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements, and that net income should be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. The Company is currently assessing the impact of adoption of SFAS 160 on its results of operations, which is expected to be immaterial, and its financial position and will be required to adopt SFAS 160 as of the first day of the 2009 fiscal year.

Critical Accounting Policies

The Company believes that there are several accounting policies that are critical to understanding the Company's historical and future performance, as these policies affect the reported amount of revenue and other significant areas involving management's judgments and estimates. These significant accounting policies relate to revenue recognition, software development, potential impairments of goodwill and income taxes. These policies and the Company's procedures related to these policies are described in detail below and under specific areas within this "Management Discussion and Analysis of Financial Condition and Results of Operations." In addition, Note 1 to the consolidated financial statements expands upon discussion of the Company's accounting policies.

Revenue Recognition

The Company recognizes its multiple element arrangements, including software and software-related services, using the residual method under SOP 97-2, "Software Revenue Recognition," as amended by SOP No. 98-4, SOP 98-9 and clarified by Staff Accounting Bulletin's (SAB) 104 "Revenue Recognition" and Emerging Issues Task Force 00-21 "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). Key factors in the Company's revenue recognition model are management's assessments that installation services are essential to the functionality of the Company's software whereas implementation services are not; and the length of time it takes for the Company to achieve its delivery and installation milestones for its licensed software. If the Company's business model were to change such that implementation services are deemed to be essential to the functionality of the Company's software, the period of time over which the Company's licensed software revenue would be recognized would lengthen. The Company generally recognizes combined revenue from the sale of its licensed software and related installation services over two key milestones, delivery and installation, based on percentages that reflect the underlying effort from planning to installation. Generally, both milestones are achieved in the quarter the contracts are executed. If the period of time to achieve the Company's delivery and installation milestones for its licensed software were to lengthen, its milestones would be adjusted and the timing of revenue recognition for its licensed software could materially change.

The Company also recognizes revenue for certain projects using the percentage of completion method pursuant to Statement of Position 81-1 (SOP 81-1), Accounting for Performance of Construction-Type and Certain Production-Type Contracts, as prescribed by SOP 97-2. The Company's revenue recognition is dependent upon the Company's ability to reliably estimate the direct labor hours to complete a project. The Company utilizes its historical project experience as a basis for its future estimates to complete current projects.

Software Development Costs
Costs incurred internally in creating computer software solutions and enhancements to those solutions are expensed until completion of a detailed program design, which is when the Company determines that technological feasibility has been established. Thereafter, all software development costs are capitalized until such time as the software solutions and enhancements are available for general release, and the capitalized costs subsequently are reported at the lower of amortized cost or net realizable value. Net realizable value is computed as the estimated gross future revenues from each software solution less the amount of estimated future costs of completing and disposing of that product. Because the development of projected net future revenues related to our software solutions used in our net realizable value computation is based on estimates, a significant reduction in our future revenues could impact the recovery of our capitalized software development costs. We historically have not experienced significant inaccuracies in computing the net realizable value of our software solutions and the difference between the net realizable value and the unamortized cost has grown over the past three years. We expect that trend to continue in the future. If we missed our estimates of net future revenues by up to 10%, the amount of our capitalized software development costs would not be impaired. Capitalized costs are amortized based on current and expected net future revenue for each software solution with minimum annual amortization equal to the straight-line amortization over the estimated economic life of the software solution. The Company is amortizing capitalized costs over five years. The five-year period over which capitalized software development costs are amortized is an estimate based upon the Company's forecast of a reasonable useful life for the capitalized costs. Historically, use of the Company's software programs by its clients has exceeded five years and is capable of being used a decade or more.

The Company expects that major software information systems companies, large information technology consulting service providers and systems integrators and others specializing in the healthcare industry may offer competitive products or services. The pace of change in the HIT market is rapid and there are frequent new product introductions, product enhancements and evolving industry standards and requirements. As a result, the capitalized software solutions may become less valuable or obsolete and could be subject to impairment.

Goodwill
The Company accounts for its goodwill under the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." As a result, goodwill and intangible assets with indefinite lives are not amortized but are evaluated for impairment annually or whenever there is an impairment indicator. All goodwill is assigned to a reporting unit, where it is subject to an annual impairment test based on fair value. The Company assesses goodwill for impairment in the second quarter of each fiscal year and evaluates impairment indicators at each quarter end. The Company assessed its goodwill for impairment in the second quarters of 2007 and 2006 and concluded that no goodwill was impaired. The Company used a discounted cash flow analysis to determine the fair value of the reporting units for all periods. Goodwill amounted to $143,924,000 and $128,819,000 at December 29, 2007 and December 30, 2006, respectively. If future, anticipated cash flows from the Company's reporting units that recognized goodwill do not materialize as expected the Company's goodwill could be impaired, which could result in significant write-offs.

Income Taxes
In 2006, the FASB issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes - an Interpretation of SFAS No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. Management makes a number of assumptions and estimates in determining the appropriate amount of expense to record for income taxes. These assumptions and estimates consider the taxing jurisdiction in which the Company operates as well as current tax regulations. Accruals are established for estimates of tax effects for certain transactions, business structures and future projected profitability of the Company's businesses based on management's interpretation of existing facts and circumstances. If these assumptions and estimates were to change as a result of new evidence or changes in circumstances the change in estimate could result in a material adjustment to the consolidated financial statements. The Company adopted FIN 48 effective at the beginning of 2007. The adoption of FIN 48 did not have any impact on Cerner's consolidated financial position. See Note 9 to the consolidated financial statements for additional disclosures related to FIN 48.

Our management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors and the Audit Committee has reviewed the Company's disclosure contained herein.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

At December 29, 2007, the Company had a £65,000,000 ($129,779,000 at December 29, 2007) note payable outstanding through a private placement with an interest rate of 5.54%. The note is payable in seven equal installments beginning in November 2009. Because the borrowing is denominated in pounds, the Company is exposed to movements in the foreign currency exchange rate between the U.S. dollar and the Great Britain pound. The note was entered into for other than trading purposes. Beginning in 2006, at the beginning of each quarterly period, the Company designated a portion (between £60 million and £63 million during the year) of its debt (£65 million) that is denominated in Great Britain Pounds, to hedge its net investment in England. During 2007 the Company designated all £65 million of its debt that is denominated in Great Britain Pounds.

Item 8. Financial Statements and Supplementary Data

The Financial Statements and Notes required by this Item are submitted as a separate part of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9.A. Controls and Procedures

a. Evaluation of disclosure controls and procedures. The Company's Chief Executive Officer (CEO) and Chief Financial Officer (CFO) have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by the Annual Report (the "Evaluation Date"). They have concluded that, as of the Evaluation Date, these disclosure controls and procedures were effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities and would be disclosed on a timely basis. The CEO and CFO have concluded that the Company's disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC. They have also concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act are accumulated and communicated to the Company's management, including the CEO and CFO, to allow timely decisions regarding required disclosure.

b. There were no changes in the Company's internal controls over financial reporting during the three months ended December 29, 2007, that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

c. The Company's management, including its Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at that reasonable assurance level. However, the Company's management can provide no assurance that our disclosure controls and procedures or our internal control over financial reporting can prevent all errors and all fraud under all circumstances. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been or will be detected. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 29, 2007. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in its Internal Control-Integrated Framework. The Company's management has concluded that, as of December 29, 2007, the Company's internal control over financial reporting is effective based on these criteria. The Company's independent registered public accounting firm that audited the consolidated financial statements included in the annual report has issued an audit report on the effectiveness of the Company's internal control over financial reporting, which is included herein under "Report of Independent Registered Public Accounting Firm".

Item 9.B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10 regarding our Directors will be set forth under the caption "Election of Directors" in our Proxy Statement in connection with the 2008 Annual Shareholders' Meeting scheduled to be held May 23, 2008, and is incorporated in this Item 10 by reference. The information required by this Item 10 concerning compliance with Section 16(a) of the Securities Exchange Act of 1934 will be set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement in connection with the 2008 Annual Shareholders' Meeting scheduled to be held May 23, 2008, and is incorporated in this Item 10 by reference.

The information required by this Item 10 concerning our Code of Business Conduct and Ethics will be set forth under the caption "Code of Business Conduct and Ethics" in our Proxy Statement in connection with the 2008 Annual Shareholders' Meeting scheduled to be held May 23, 2008, and is incorporated in this Item 10 by reference. The information required by this Item 10 concerning our Audit Committee and our Audit Committee financial expert will be set forth under the caption "Audit Committee" in our Proxy Statement in connection with the 2008 Annual Shareholders' Meeting scheduled to be held May 23, 2008, and is incorporated in this Item 10 by reference.

There have been no material changes to the procedures by which security holders may recommend nominees to our Board of Directors since our last disclosure thereof.

The following table set forth the names, ages, positions and certain other information regarding the Company's executive officers as of February 22, 2008. Officers are elected annually and serve at the discretion of the Board of Directors.

Name	Age	Positions
Neal L. Patterson	58	Chairman of the Board of Directors and Chief Executive Officer
Clifford W. Illig	57	Vice Chairman of the Board of Directors
Earl H. Devanny, III	56	President
Douglas M. Krebs	50	Senior Vice President Cerner and President Cerner Global
Marc G. Naughton	52	Senior Vice President and Chief Financial Officer
Jeffrey A. Townsend	44	Executive Vice President
Mike Valentine	39	Executive Vice President and General Manager, U.S.
Randy D. Sims	47	Vice President, Chief Legal Officer and Secretary
Julia M. Wilson	45	Senior Vice President and Chief People Officer

Neal L. Patterson has been Chairman of the Board of Directors and Chief Executive Officer of the Company for more than five years. Mr. Patterson also served as President of the Company from March of 1999 until August of 1999.

Clifford W. Illig has been a Director of the Company for more than five years. He also served as Chief Operating Officer of the Company for more than five years until October 1998 and as President of the Company for more than five years until March of 1999. Mr. Illig was appointed Vice Chairman of the Board of Directors in March of 1999.

Earl H. Devanny, III joined the Company in August of 1999 as President. Mr. Devanny also served as interim President of Cerner Southeast from January 2003 through July 2003. Prior to joining the Company, Mr. Devanny served as president of ADAC Healthcare Information Systems, Inc. Prior to joining ADAC, Mr. Devanny served as a Vice President of the Company from 1994 to 1997. Prior to that he spent 17 years with IBM Corporation.

Douglas M. Krebs joined the Company in June 1994 as a Regional Vice President. He was promoted to Senior Vice President and Area Manager in April 1999. In February 2000, Mr. Krebs was appointed as President of Cerner Global and in January 2005, Mr. Krebs was appointed General Manager of the Company's Global Organization. Prior to joining Cerner, he spent 15 years with IBM Corporation.

Marc G. Naughton joined the Company in November 1992 as Manager of Taxes. In November 1995 he was named Chief Financial Officer and in February 1996 he was promoted to Vice President. He was promoted to Senior Vice President in March 2002.

Jeffrey A. Townsend joined the Company in June 1985. Since that time he has held several positions in the Intellectual Property Organization and was promoted to Vice President in February 1997. He was appointed Chief Engineering Officer in March 1998, promoted to Senior Vice President in March 2001 and promoted to Executive Vice President in March 2005.

Mike Valentine joined the Company in December 1998 as Director of Technology. He was promoted to Vice President in 2000 and to President of Cerner Mid America in January of 2003. In February 2005, he was named General Manager of the U.S. Client Organization and was promoted to Senior Vice President in March 2005. He was promoted to Executive Vice President in March 2007. Prior to joining the Company, Mr. Valentine was with Accenture Consulting.

Randy D. Sims joined the Company in March 1997 as Vice President and Chief Legal Officer. Prior to joining the Company, Mr. Sims worked at Farmland Industries, Inc. for three years where he served most recently as Associate General Counsel. Prior to Farmland, Mr. Sims was in-house legal counsel at The Marley Company for seven years, holding the position of Assistant General Counsel when he left to join Farmland.

Julia M. Wilson joined the Company in November 1995. Since that time, she has held several positions in the Functional Group Organization. She was promoted to Vice President and Chief People Officer in August 2003 and to Senior Vice President in March 2007.

Item 11. Executive Compensation

The information required by this Item 11 concerning our executive compensation will be set forth under the caption "Compensation Discussion and Analysis" in our Proxy Statement in connection with the 2008 Annual Shareholders' Meeting scheduled to be held May 23, 2008, and is incorporated in this Item 11 by reference. The information required by this Item 11 concerning Compensation Committee interlocks and insider participation will be set forth under the caption "Compensation Committee Interlocks and Insider Participation" in our Proxy Statement in connection with the 2008 Annual Shareholders' Meeting scheduled to be held May 23, 2008, and is incorporated in this Item 11 by reference. The information required by this Item 11 concerning Compensation Committee report will be set forth under the caption "Compensation Committee Report" in our Proxy Statement in connection with the 2008 Annual Shareholders' Meeting scheduled to be held May 23, 2008, and is incorporated in this Item 11 by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 will be set forth under the caption "Voting Securities and Principal Holders Thereof" in our Proxy Statement in connection with the 2008 Annual Shareholders' Meeting scheduled to be held May 23, 2008, and is incorporated in this Item 12 by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 concerning our transactions with related parties will be set forth under the caption "Certain Transactions" in our Proxy Statement in connection with the 2008 Annual Shareholders' Meeting scheduled to be held May 23, 2008, and is incorporated in this Item 13 by reference. The information required by this Item 13 concerning director independence will be set forth under the caption "Director Independence" in our Proxy Statement in connection with the 2008 Annual Shareholders' Meeting scheduled to be held May 23, 2008, and is incorporated in this Item 13 by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 will be set forth under the caption "Relationship with Independent Registered Public Accounting Firm" in our Proxy Statement in connection with the 2008 Annual Shareholders' Meeting scheduled to be held May 23, 2008, and is incorporated in this Item 14 by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements and Exhibits.

(1) Consolidated Financial Statements:

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets -
December 29, 2007 and December 30, 2006

Consolidated Statements of Operations -
Years Ended December 29, 2007, December 30, 2006 and December 31, 2005

Consolidated Statements of Changes in Equity
Years Ended December 29, 2007, December 30, 2006 and December 31, 2005

Consolidated Statements of Cash Flows
Years Ended December 29, 2007, December 30, 2006 and December 31, 2005

Notes to Consolidated Financial Statements

(2) The following financial statement schedule and Report of Independent Registered Public Accounting Firm of the Registrant for the three-year period ended December 29, 2007 are included herein:

Schedule II - Valuation and Qualifying Accounts,

Report of Independent Registered Public Accounting Firm

All other schedules are omitted, as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes

(3) The exhibits required to be filed by this item are set forth below:

Number	Description
3(a)	Second Restated Certificate of Incorporation of the Registrant, dated December 5, 2003 (filed as exhibit 3(a) to Registrant's Annual Report on Form 10-K for the year ended January 3, 2004 and incorporated herein by reference).
3(b)	Amended and Restated Bylaws, dated September 11, 2006 (filed as Exhibit 3.1 to Registrant's Form 8-K filed on September 15, 2006 and incorporated herein by reference).
3(c)	Bylaw Amendment No. 1, dated December 3, 2007.
4(a)	Specimen stock certificate (filed as Exhibit 4(a) to Registrant's Annual Report on Form 10-K for the year ended December 30, 2006 and incorporated herein by reference).
4(b)	Amended and Restated Credit Agreement between Cerner Corporation and U.S. Bank N.A., LaSalle Bank National Association, Commerce Bank, N.A. and UMB Bank, N.A., dated November 30, 2006 (filed as Exhibit 99.1 to Registrant's Form 8-K filed on December 6, 2006, and incorporated herein by reference).
4(c)	Cerner Corporation Note Agreement dated April 1, 1999 among Cerner Corporation, Principal Life Insurance Company, Principal Life Insurance Company, on behalf of one or more separate accounts, Commercial Union Life Insurance Company of America, Nippon Life Insurance Company of America, John Hancock Mutual Life Insurance Company, John Hancock Variable Life Insurance Company, and Investors Partner Life Insurance Company (filed as Exhibit 4(e) to Registrant's Form 8-K dated April 23, 1999 and incorporated herein by reference).
4(d)	Note Purchase Agreement between Cerner Corporation and the purchasers therein, dated December 15, 2002 (filed as Exhibit 10(x) to Registrant's Annual Report on Form 10-K for the year ended December 28, 2002 and incorporated herein by reference).
4(e)	Cerner Corporation Note Purchase Agreement dated November 1, 2005 among Cerner Corporation, as issuer, and AIG Annuity Insurance Company, American General Life Insurance Company and Principal Life Insurance Company, as purchasers, (filed as Exhibit 99.1 to Registrant's Form 8-K filed on November 7, 2005 and incorporated herein by reference).

10(a)	Indemnification Agreement Form for use between the Registrant and its Directors (filed as Exhibit 10(a) to Registrant's Annual Report on Form 10-K for the year ended December 30, 2006 and incorporated herein by reference).*
10(b)	Employment Agreement of Earl H. Devanny, III dated August 13, 1999 (filed as Exhibit 10(q) to Registrant's Annual Report on Form 10-K for the year ended January 1, 2000 and incorporated herein by reference).*
10(c)	Amended & Restated Executive Employment Agreement of Neal L. Patterson dated January 1, 2008.*
10(d)	Amended Stock Option Plan D of Registrant dated December 8, 2000 (filed as Exhibit 10(f) to Registrant's Annual Report on Form 10-K for the year ended December 30, 2000 and incorporated herein by reference).*
10(e)	Amended Stock Option Plan E of Registrant dated December 8, 2000 (filed as Exhibit 10(g) to Registrant's Annual Report on Form 10-K for the year ended December 30, 2000 and incorporated herein by reference).*
10(f)	Cerner Corporation 2001 Long-Term Incentive Plan F (filed as Annex I to Registrant's 2001 Proxy Statement and incorporated herein by reference).*
10(g)	Cerner Corporation 2004 Long-Term Incentive Plan G Amended & Restated dated October 1, 2007.*
10(h)	Cerner Corporation 2001 Associate Stock Purchase Plan (filed as Annex II to Registrant's 2001 Proxy Statement and incorporated herein by reference).*
10(i)	Qualified Performance-Based Compensation Plan dated December 3, 2007.*
10(j)	Form of 2007 Executive Performance Agreement (filed as Exhibit 99.1 to Registrant's Form 8-K on April 5, 2007 and incorporated herein by reference).*
10(k)	Cerner Corporation Executive Deferred Compensation Plan as Amended & Restated dated January 1, 2008.*
10(l)	Cerner Corporation 2005 Enhanced Severance Pay Plan as Amended and Restated dated January 1, 2008.*
10(m)	Cerner Corporation 2001 Long-Term Incentive Plan F Nonqualified Stock Option Agreement (filed as Exhibit 10(v) to Registrant's Annual Report on Form 10-K for the year ended January 1, 2005 and incorporated herein by reference).*
10(n)	Cerner Corporation 2001 Long-Term Incentive Plan F Nonqualified Stock Option Grant Certificate (filed as Exhibit 10(a) to Registrant's Quarterly Report on Form 10-Q for the quarter ended October 1, 2005 and incorporated herein by reference).*
10(o)	Cerner Corporation 2001 Long-Term Incentive Plan F Nonqualified Stock Option Director Agreement (filed as Exhibit 10(x) to Registrant's Annual Report on Form 10-K for the year ended January 1, 2005 and incorporated herein by reference).*
10(p)	Cerner Corporation 2001 Long-Term Incentive Plan F Director Restricted Stock Agreement (filed as Exhibit 10(w) to Registrant's Annual Report on Form 10-K for the year ended January 1, 2005 and incorporated herein by reference).*
10(q)	Cerner Corporation 2004 Long-Term Incentive Plan G Nonqualified Stock Option Grant Certificate.*
10(r)	Time Sharing Agreements between the Registrant and Neal L. Patterson and Clifford W. Illig, both dated February 7, 2007 (filed as Exhibits 10.2 and 10.3, respectively, to Registrant's Form 8-K filed on February 9, 2007 and incorporated herein by reference).
10(s)	Aircraft Services Agreement between the Registrant's wholly owned subsidiary, Rockcreek Aviation, Inc., and PANDI, Inc., dated February 6, 2007 (filed as Exhibit 10.1 to Registrant's Form 8-K filed on February 9, 2007 and incorporated herein by reference).*
	*Management contracts or compensatory plans or arrangements required to be identified by Item15(a)(3)
11	Computation of Registrant's Earnings Per Share. (Exhibit omitted. Information contained in notes to consolidated financial statements.)
21	Subsidiaries of Registrant.
23	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Neal L. Patterson pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Marc G. Naughton pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification pursuant to 18 U.S.C. Section. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification pursuant to 18 U.S.C. Section. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(b) Exhibits.

The response to this portion of Item 15 is submitted as a separate section of this report.

(c) Financial Statement Schedules.

The response to this portion of Item 15 is submitted as a separate section of this report.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERNER CORPORATION

Dated: February 27, 2008

By:/s/Neal L. Patterson

Neal L. Patterson
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature and Title	Date
/s/Neal L. Patterson Neal L. Patterson, Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	February 27, 2008
/s/Clifford W. Illig Clifford W. Illig, Vice Chairman and Director	February 27, 2008
/s/Marc G. Naughton Marc G. Naughton, Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 27, 2008
/s/Gerald E. Bisbee, Jr. Gerald E. Bisbee, Jr., Ph.D., Director	February 27, 2008
/s/John C. Danforth John C. Danforth, Director	February 27, 2008
/s/Nancy-Ann DeParle Nancy-Ann DeParle, Director	February 27, 2008
/s/Michael E. Herman Michael E. Herman, Director	February 27, 2008
/s/William B. Neaves William B. Neaves, Ph.D., Director	February 27, 2008
/s/William D. Zollars William D. Zollars, Director	February 27, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Cerner Corporation:

We have audited Cerner Corporation's (the Corporation) internal control over financial reporting as of December 29, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report over Internal Control of Financial Reporting," appearing in Item 9.A. Controls and Procedures. Our responsibility is to express an opinion on the effectiveness of the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cerner Corporation maintained, in all material respects, effective internal control over financial reporting as of December 29, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cerner Corporation and subsidiaries as of December 29, 2007 and December 30, 2006, and the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended December 29, 2007, and our report dated February 27, 2008 expressed an unqualified opinion on those consolidated financial statements.

(signed) KPMG LLP

Kansas City, Missouri

February 27, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Cerner Corporation:

We have audited the accompanying consolidated balance sheets of Cerner Corporation and subsidiaries (the Corporation) as of December 29, 2007 and December 30, 2006, and the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended December 29, 2007. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cerner Corporation and subsidiaries as of December 29, 2007 and December 30, 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 29, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Corporation adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" effective January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cerner Corporation's internal control over financial reporting as of December 29, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2008 expressed an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting.

(signed) KPMG LLP

Kansas City, Missouri

February 27, 2008

Management's Report

The management of Cerner Corporation is responsible for the consolidated financial statements and all other information presented in this report. The financial statements have been prepared in conformity with U.S. generally accepted accounting principles appropriate to the circumstances, and, therefore, included in the financial statements are certain amounts based on management's informed estimates and judgments. Other financial information in this report is consistent with that in the consolidated financial statements. The consolidated financial statements have been audited by Cerner Corporation's independent registered public accountants and have been reviewed by the Audit Committee of the Board of Directors.

Consolidated Balance Sheets

December 29, 2007 and December 30,2006

(In thousands, except share data)	2007	2006
Assets		
Current Assets:		
Cash and cash equivalents	$ 182,914	$ 162,545
Short-term investments	161,600	146,239
Receivables, net	391,060	361,424
Inventory	10,744	18,084
Prepaid expenses and other	61,878	60,315
Deferred income taxes	10,368	2,423
Total current assets	818,564	751,030
Property and equipment, net	462,839	357,942
Software development costs, net	200,380	187,788
Goodwill	143,924	128,819
Intangible assets, net	46,854	54,428
Other assets	17,395	16,426
Total assets	$ 1,689,956	$ 1,496,433
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable	$ 79,812	$ 79,735
Current installments of long-term debt	14,260	20,242
Deferred revenue	98,802	93,699
Accrued payroll and tax withholdings	65,011	77,914
Other accrued expenses	30,238	40,584
Total current liabilities	288,123	312,174
Long-term debt	177,606	187,391
Deferred income taxes and other liabilities	68,738	58,731
Deferred revenue	21,775	14,557
Minority owners' equity interest in subsidiary	1,286	1,286
Stockholders' Equity:		
Common stock, $.01 par value, 50,000,000 shares authorized, 80,147,955 shares issued at December 29, 2007 and 78,392,071 issued at December 30, 2006	801	784
Additional paid-in capital	451,876	376,595
Retained earnings	671,440	544,315
Accumulated other comprehensive income:		
Foreign currency translation adjustment	8,311	600
Total stockholders' equity	1,132,428	922,294
Commitments		
Total liabilities and stockholders' equity	$ 1,689,956	$ 1,496,433

See notes to consolidated financial statements.

Consolidated Statements of Operating Earnings

For the years ended December 29, 2007, December 30, 2006, and December 31, 2005

(In thousands, except per share data)	2007	2006	2005
Revenues:			
System sales	$ 500,319	$ 505,743	$ $449,734
Support, maintenance and services	982,780	833,244	677,664
Reimbursed travel	36,778	39,051	33,387
Total revenues	1,519,877	1,378,038	1,160,785
Costs and expenses:			
Cost of system sales	181,744	194,646	171,073
Cost of support, maintenance and services	61,588	57,273	50,226
Cost of reimbursed travel	36,778	39,051	33,387
Sales and client service	657,956	578,050	466,206
Software development *(Includes amortization of software development costs of $53,475, $45,750, and $47,888, respectively.)*	270,576	246,970	211,455
General and administrative	107,152	95,881	81,620
Write-off of in process research and development	-	-	6,382
Total costs and expenses	1,315,794	1,211,871	1,020,349
Operating earnings	204,083	166,167	140,436
Other income (expense):			
Interest income (expense), net	1,269	(697)	(5,858)
Other income (expense), net	(1,385)	2,074	666
Total other income (expense), net	(116)	1,377	(5,192)
Earnings before income taxes	203,967	167,544	135,244
Income taxes	(76,842)	(57,653)	(48,993)
Net earnings	$ 127,125	$ 109,891	$ $86,251
Basic earnings per share	$ 1.60	$ 1.41	$ $1.16
Diluted earnings per share	$ 1.53	$ 1.34	$ $1.10

See notes to consolidated financial statements.

Consolidated Statements of Changes in Equity

For the years ended December 29, 2007, December 30, 2006, and December 31, 2005

(In thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Comprehensive Income
Balance at January 1, 2005 (see note 9)	**73,274**	**$ 733**	**$ 243,971**	**$ 348,173**	**$ 8,770**	
Exercise of options	3,737	37	$50,926	-	-	
Employee stock option compensation expenses	-	-	780	-	-	
Tax benefit from disqualifying disposition of stock options	-	-	30,289	-	-	
Associate stock purchase plan discounts	-	-	(832)	-	-	
Foreign currency translation adjustment	-	-	-	-	(4,403)	(4,403)
Net earnings	-	-	-	86,251	-	86,251
Comprehensive Income						81,848
Balance at December 31, 2005	**77,011**	**$ 770**	**$ 325,134**	**$ 434,424**	**$ 4,367**	
Exercise of options	1,381	14	$21,333	-	-	
Employee stock option compensation expenses	-	-	19,746	-	-	
Third party warrants	-	-	1,010	-	-	
Tax benefit from disqualifying disposition of stock options	-	-	9,372	-	-	
Foreign currency translation adjustment	-	-	-	-	(3,767)	(3,767)
Net earnings	-	-	-	109,891	-	109,891
Comprehensive Income						106,124
Balance at December 30, 2006	**78,392**	**$ 784**	**$ 376,595**	**$ 544,315**	**$ 600**	
Exercise of options	1,756	17	29,068	-	-	
Employee stock option compensation expenses	-	-	16,348	-	-	
Tax benefit from disqualifying disposition of stock options	-	-	29,865	-	-	
Foreign currency translation adjustment	-	-	-	-	7,711	7,711
Net earnings	-	-	-	127,125	-	127,125
Comprehensive Income						134,836
Balance at December 29, 2007	**80,148**	**$ 801**	**$ 451,876**	**$ 671,440**	**$ 8,311**	

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 29, 2007, December 30, 2006, and December 21, 2005

(in thousands)	**2007**	**2006**	**2005**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$127,125	$109,891	$86,251
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	152,817	125,254	114,055
Share-based compensation expense	16,189	19,021	-
Write-off of acquired in process research and development	-	-	6,382
Provision for deferred income taxes	(4,496)	2,503	(6,874)
Tax benefit from disqualifying dispositions of stock options	29,865	7,923	30,289
Excess tax benefits from share based compensation	(30,357)	(7,068)	-
Changes in assets and liabilities (net of businesses acquired):			
Receivables, net	(22,802)	(38,918)	(22,502)
Inventory	5,435	(8,405)	(2,078)
Prepaid expenses and other	5,752	(22,008)	(18,781)
Accounts payable	1,768	14,465	14,382
Accrued income taxes	(4,744)	8,900	13,594
Deferred revenue	10,993	12,002	949
Other accrued liabilities	(12,980)	9,158	13,198
Total adjustments	147,440	122,827	142,614
Net cash provided by operating activities	274,565	232,718	228,865
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of capital equipment	(105,678)	(70,299)	(64,785)
Purchase of land, buildings and improvements	(75,045)	(61,179)	(35,798)
Purchase of other intangibles	(3,542)	(254)	-
Acquisition of businesses, net of cash acquired	(24,061)	(13,731)	(119,683)
Purchases of short-term investments	(495,508)	(306,653)	(658,708)
Maturities of short-term investments	482,231	335,775	497,478
Repayment of notes receivable		-	51
Capitalized software development costs	(66,063)	(61,223)	(62,523)
Net cash used in investing activities	(287,666)	(177,544)	(443,968)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Financing of receivables	-	137	-
Proceeds from issuance of long-term debt	-	-	111,827
Proceeds from revolving line of credit and long-term debt	40,000	-	70,000
Repayment of revolving line of credit and long-term debt	(62,359)	(30,783)	(91,848)
Proceeds from third party warrants	-	1,010	-
Proceeds from excess tax benefits from share based compensation	30,357	7,068	-
Proceeds from exercise of options	29,085	21,704	51,744
Associate stock purchase plan discount	-	-	(832)
Net cash provided by (used in) financing activities	37,083	(865)	140,891
Effect of exchange rate changes on cash	(3,613)	(4,821)	(2,515)
Net increase (decrease) in cash and cash equivalents	20,369	49,488	(76,727)
Cash and cash equivalents at beginning of period	162,545	113,057	189,784
Cash and cash equivalents at end of period	$182,914	$162,545	$113,057
Supplemental disclosures of cash flow information			
Cash paid during the year for:			
Interest	$12,024	$12,568	$8,157
Income taxes, net of refund	54,301	27,847	13,591
Non-cash investing and financing activities			
Acquisition of equipment through capital leases	-	-	89
Non-cash changes resulting from acquisitions:			
Increase in accounts receivable	930	618	11,621
Increase in property and equipment, net	391	205	2,355
Increase in goodwill and intangibles	23,368	13,599	124,921
Increase in deferred revenue	(476)	(150)	(10,979)
Increase in long term debt	-	(27)	(3,111)
Decrease in other working capital components	(152)	(514)	(5,124)
Total	$24,061	$13,731	$119,683

See notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts of Cerner Corporation and its wholly-owned subsidiaries (the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

(b) Nature of Operations

The Company designs, develops, markets, installs, hosts and supports software information technology, healthcare devices and content solutions for healthcare organizations and consumers. The Company also provides a wide range of value-added services, including implementing solutions as individual, combined or enterprise-wide systems; hosting solutions in its data center; and clinical process optimization services. Furthermore, the Company provides fully-automated on-site employer health clinics and third party administrator health plan services for employers.

(c) Revenue Recognition

Revenues are derived primarily from the sale of clinical, financial and administrative information systems and solutions. The components of the system sales revenues are the licensing of computer software, deployment period upgrades, installation, content subscriptions, transaction processing and the sale of computer hardware and sublicensed software. The components of support, maintenance and service revenues are software support and hardware maintenance, remote hosting and managed services, training, consulting and implementation services. For arrangements that include both product and services which are accounted for under SOP 81-1 and also include support services (PCS) for which vendor-specific objective evidence of fair value (VSOE) of PCS does not exist such that a zero margin approach is used to recognize revenue, the Company classifies revenue under such arrangements as either systems sales or support, maintenance and services based on the nature of costs incurred. For similar arrangements for which VSOE of PCS exists, PCS is separated from the arrangement based on VSOE and the residual amount is allocated to the software and services accounted for on a combined basis under SOP 81-1. For these arrangements, the service component of the SOP 81-1 deliverable is classified as support, maintenance and services based on the VSOE of the services provided and the residual is classified as systems sales revenue. For the years ended December 29, 2007 and December 30, 2006, approximately $20,000,000 and $16,000,000, respectively, of revenue were included in system sales and approximately $95,000,000 and $55,000,000, respectively, of revenue were included in support, maintenance, and services for both such arrangements. The Company provides several models for the procurement of its clinical, financial and administrative information systems. The predominant method is a perpetual software license agreement, project-related installation services, implementation and consulting services, software support and either remote hosting services or computer hardware and sublicensed software.

The Company recognizes revenue in accordance with the provisions of Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended by SOP 98-4, SOP 98-9 and clarified by Staff Accounting Bulletin's (SAB) No. 104 "Revenue Recognition" and Emerging Issues Task Force Issue No. 00-21 "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). SOP 97-2, as amended, generally requires revenue earned on software arrangements involving multiple-elements to be allocated to each element based on the relative fair values of those elements if fair values exist for all elements of the arrangement. Pursuant to SOP 98-9, the Company recognizes revenue from multiple-element software arrangements using the residual method. Under the residual method, revenue is recognized in a multiple-element arrangement when Company-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement (i.e. professional services, software support, hardware maintenance, remote hosting services, hardware and sublicensed software), but does not exist for one or more of the delivered elements in the arrangement (i.e. software solutions including project-related installation services). The Company allocates revenue to each undelivered element in a multiple-element arrangement based on the element's respective fair value, with the fair value determined by the price charged when that element is sold separately. Specifically, the Company determines the fair value of the software support and maintenance, hardware and sublicensed software support, remote hosting and subscriptions portions of the arrangement based on the substantive renewal price for these services charged to clients; professional services (including training and consulting) portion of the arrangement, other than installation services, based on hourly rates which the Company charges for these services when sold apart from a software license; and, the hardware and sublicensed software, based on the prices for these elements when they are sold separately from the software. The residual amount of the fee after allocating revenue to the fair value of the undelivered elements is attributed to the software solution, including project-related installation services. If evidence of the fair value cannot be established for the undelivered elements of a license agreement, the entire amount of revenue under the arrangement is deferred until these elements have been delivered or objective evidence can be established.

The Company provides project-related installation services, which include project-scoping services, conducting pre-installation audits and creating initial environments. Because installation services are deemed to be essential to the functionality of the software, the Company recognizes the software license and installation services fees over the software installation period using the percentage of completion method pursuant to Statement of Position 81-1 (SOP 81-1), *Accounting for Performance of Construction-Type and Certain Production-Type Contracts,* as prescribed by SOP 97-2. The Company measures the percentage of completion based on output measures which reflect direct labor hours incurred, beginning at software delivery and culminating at completion of installation. The installation services process length is dependent upon client specific factors and generally occurs in the same period the contracts are executed but can extend up to one year.

The Company also provides implementation and consulting services, which include consulting activities that fall outside of the scope of the standard installation services. These services vary depending on the scope and complexity requested by the client. Examples of such services may include additional database consulting, system configuration, project management, testing assistance, network consulting, post conversion review and application management services. Implementation and consulting services generally are not deemed to be essential to the functionality of the software, and thus do not impact the timing of the software license recognition, unless software license fees are tied to implementation milestones. In those instances, the portion of the software license fee tied to implementation milestones is deferred until the related milestone is accomplished and related fees become billable and non-forfeitable. Implementation fees are recognized over the service period, which may extend from nine months to three years for multi-phased projects.

Remote hosting and managed services are marketed under long-term arrangements generally over periods of five to 10 years. These services are typically provided to clients that have acquired a perpetual license for licensed software and have contracted with the Company to host the software in its data center. Under these arrangements, the client has the contractual right to take possession of the licensed software at any time during the hosting period without significant penalty and it is feasible for the client to either run the software on its own equipment or contract with another party unrelated to the Company to host the software. These services are not deemed to be essential to the functionality of the licensed software or other elements of the arrangement and as such, the Company accounts for these arrangements under SOP 97-2, as prescribed by EITF Issue No. 00-3, Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware. The hosting and managed services are recognized as the services are performed.

The Company also offers its solutions on an application service provider ("ASP") model, making available time based licenses for the Company's software functionality and providing the software solutions on a remote processing basis from the Company's data centers. The data centers provide system and administrative support as well as processing services. Revenue on software and services provided on an ASP or term license basis is combined and recognized on a monthly basis over the term of the contract. The Company capitalizes related direct costs consisting of third party costs and direct software installation and implementation costs associated with the initial set up of the client on the ASP service. These costs are amortized over the term of the arrangement.

Software support fees are marketed under annual and multi-year arrangements and are recognized as revenue ratably over the contracted support term. Hardware and sublicensed software maintenance revenues are recognized ratably over the contracted maintenance term.

Subscription and content fees are generally marketed under annual and multi-year agreements and are recognized ratably over the contracted terms.

Hardware and sublicensed software sales are generally recognized when delivered to the client, assuming title and risk of loss have transferred to the client.

Where the Company has contractually agreed to develop new or customized software code for a client as a single element arrangement, the Company utilizes percentage of completion accounting in accordance with SOP 81-1.

In England, the Company has contracted with third parties to customize software and provide implementation and support services under long term arrangements (nine years). Because the arrangements require customization and development of software, and fair value for the support services does not exist in the arrangements, the entire arrangements are being accounted for as single units of accounting under SOP 81-1. Also, because the Company believes it is reasonably assured that no loss will be incurred under these arrangements, it is using the zero margin approach of applying percentage-of-completion accounting until the software customization and development services are completed or the Company is able to determine fair value for the support services. The remaining unrecognized portion of the fee will be recognized ratably over the remaining term of the arrangement. For the years ended December 29, 2007 and December 30, 2006, approximately $96,000,000 and $71,000,000, respectively of revenue and expense had been recognized in the accompanying Consolidated Statement of Operations.

Deferred revenue is comprised of deferrals for license fees, support, maintenance and other services for which payment has been received and for which the service has not yet been performed and revenue has not been recognized. Long-term deferred revenue at December 29, 2007, represents amounts received from software support and maintenance services to be earned or provided beginning in periods on or after December 30, 2007.

The Company incurs out-of-pocket expenses in connection with its client service activities, primarily travel, which are reimbursed by its clients. The amounts of "out-of-pocket" expenses and equal amounts of related reimbursements were $36,778,000, $39,051,000 and $33,387,000 for the years ended December 29, 2007, December 30, 2006 and December 31, 2005, respectively.

The Company's arrangements with clients typically include a deposit due upon contract signing and date-based licensed software payment terms and payments based upon delivery for services, hardware and sublicensed software. The Company has periodically provided long-term financing options to creditworthy clients through third party financing institutions and has directly provided extended payment terms to clients from contract date. These extended payment term arrangements typically provide for date based payments over periods ranging from 12 months up to seven years. Pursuant to SOP 97-2, because a significant portion of the fee is due beyond one year, the Company has analyzed its history with these types of arrangements and has concluded that it has a standard business practice of using extended payment term arrangements and a long history of successfully collecting under the original payment terms for arrangements with similar clients, product offerings, and economics without granting concessions. Accordingly, the Company considers the fee to be fixed and determinable in these extended payment term arrangements and, thus, the timing of revenue is not impacted by the existence of extended payments. Some of these payment streams have been assigned on a non-recourse basis to third party financing institutions. The Company accounts for the assignment of these receivables as "true sales" as defined in FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Provided all revenue recognition criteria have been met, the Company recognizes revenue for these arrangements under its normal revenue recognition criteria, net of any payment discounts from financing transactions.

The terms of the Company's software license agreements with its clients generally provide for a limited indemnification of such intellectual property against losses, expenses and liabilities arising from third party claims based on alleged infringement by the Company's solutions of an intellectual property right of such third party. The terms of such indemnification often limit the scope of and remedies for such indemnification obligations and generally include a right to replace or modify an infringing solution. To date, the Company has not had to reimburse any of its clients for any losses related to these indemnification provisions pertaining to third party intellectual property infringement claims. For several reasons, including the lack of prior indemnification claims and the lack of a monetary liability limit for certain infringement cases under the terms of the corresponding agreements with its clients, the Company cannot determine the maximum amount of potential future payments, if any, related to such indemnification provisions.

(d) Fiscal Year

The Company's fiscal year ends on the Saturday closest to December 31. All references to years in these notes to consolidated financial statements represent fiscal years unless otherwise noted.

(e) Software Development Costs

Costs incurred internally in creating computer software products are expensed until technological feasibility has been established upon completion of a detailed program design. Thereafter, all software development costs are capitalized and subsequently reported at the lower of amortized cost or net realizable value. Capitalized costs are amortized based on current and expected future revenue for each software solution with minimum annual amortization equal to the straight-line amortization over the estimated economic life of the solution. The Company is amortizing capitalized costs over five years. During 2007, 2006 and 2005, the Company capitalized $65,985,000, $60,943,000 and $62,039,000, respectively, of total software development costs of $283,086,000, $262,163,000 and $225,606,000, respectively. Amortization expense of capitalized software development costs in 2007, 2006 and 2005 was $53,475,000, $45,750,000 and $47,888,000, respectively, and accumulated amortization was $356,485,000, $303,010,000 and $255,122,000, respectively. Included in 2007 total software development costs is $8.6 million of research and development activities for the *RxStation* medical dispensing devices. $3.4 million of this amount recorded in 2007 is related to periods prior to 2007 and is immaterial to both 2007 and the prior periods to which it relates.

(f) Cash Equivalents

Cash equivalents consist of short-term marketable securities with original maturities less than 90 days.

(g) Short-term Investments

The Company's short-term investments are primarily invested in auction rate securities which are debt instruments having longer-dated (in most cases, many years) legal maturities, but with interest rates that are generally reset every 28-49 days under an auction system. Because auction rate securities are frequently re-priced, they trade in the market on par-in, par-out basis. Because the Company regularly liquidates its investments in these securities for reasons including, among others, changes in market interest rates and changes in the availability of and the yield on alternative investments, the Company has classified these securities as available-for-sale securities. As available-for-sale securities, these investments are carried at fair value, which approximates cost.

Despite the liquid nature of these investments, the Company categorizes them as short-term investments instead of cash and cash equivalents due to the underlying legal maturities of such securities. However, they have been classified as current assets as they are generally available to support the Company's current operations. There have been no realized gains or losses on these investments.

(h) Inventory

Inventory consists primarily of computer hardware, sub-licensed software held for resale and *RxStation* medication dispensing units. Inventory is recorded at the lower of cost (first-in, first-out) or market.

(i) Property and Equipment

Property, equipment and leasehold improvements are stated at cost. Depreciation of property and equipment is computed using the straight-line method over periods of two to 50 years. Amortization of leasehold improvements is computed using a straight-line method over the shorter of the lease terms or the useful lives, which range from periods of two to 15 years.

(j) Earnings per Common Share

Basic earnings per share (EPS) excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. A reconciliation of the numerators and the denominators of the basic and diluted per-share computations are as follows:

(In thousands, except per share data)	2007			2006			2005		
	Earnings (Numerator)	Shares (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (Denominator)	Per-Share Amount
Basic earnings per share:									
Income available to common stockholders	$127,125	79,395	$1.60	$109,891	77,691	$1.41	$86,251	74,144	$1.16
Effect of dilutive securities:									
Stock options	-	3,823		-	4,032		-	3,946	
Diluted earnings per share:									
Income available to common stockholders including assumed conversions	$127,125	83,218	$1.53	$109,891	81,723	$1.34	$86,251	78,090	$1.10

Options to purchase 1,081,000, 1,121,000 and 166,000 shares of common stock at per share prices ranging from $40.84 to $136.86, $33.86 to $136.86 and $38.32 to $136.86, were outstanding at the end of 2007, 2006 and 2005, respectively, but were not included in the computation of diluted earnings per share because they were antidilutive.

(k) Foreign Currency

Assets and liabilities of non-U.S. subsidiaries whose functional currency is the local currency are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at average exchange rates during the year. The net exchange differences resulting from these translations are reported in accumulated other comprehensive income. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. The net gain resulting from foreign currency transactions is included in general and administrative expenses in the consolidated statements of operations and amounted to $3,691,000, $3,764,000 and $2,700,000 in 2007, 2006 and 2005, respectively.

(l) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(m) Goodwill and Other Intangible Assets

The Company accounts for goodwill under the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." As a result, goodwill and intangible assets with indefinite lives are not amortized but are evaluated for impairment annually or whenever there is an impairment indicator. All goodwill is assigned to a reporting unit, where it is subject to an impairment test based on fair value. The Company assesses its goodwill for impairment in the second quarter of its fiscal year. There was no impairment of goodwill in 2007 and 2006. The Company used a discounted cash flow analysis to determine the fair value of the reporting units for all periods tested. The Company also evaluated impairment indicators in 2006 and 2007, resulting in no impairment. The Company's intangible assets, other than goodwill or intangible assets with indefinite lives, are all subject to amortization, are amortized on a straight-line basis, and are summarized as follows:

	Weighted-Average Amortization Period (Yrs)	December 29, 2007		December 30, 2006	
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
		(In thousands)			
Purchased software	5.0	$ 59,775	$ 44,557	$ 56,663	$ 36,031
Customer lists	5.0	55,384	30,236	47,793	19,688
Patents	17.0	6,826	1,244	6,136	1,198
Non-compete agreements	3.0	1,824	918	1,118	364
Total	5.63	$ 123,809	$ 76,955	$ 111,709	$ 57,281

Amortization expense was $19,674,000, $16,842,000 and $17,258,000 for the years ended 2007, 2006 and 2005, respectively. Estimated aggregate amortization expense for each of the next five years is as follows:

(In thousands)

For year ended:	2008	$ 17,289
	2009	15,388
	2010	4,639
	2011	3,135
	2012	855

The changes in the carrying amount of goodwill for the 12 months ended December 29, 2007 are as follows:

(In thousands)

Balance as of December 30, 2006	$ 128,819
Goodwill acquired	12,733
Foreign currency translation adjustment and other	2,372
Balance as of December 29, 2007	$ 143,924

At December 29, 2007 and December 30, 2006, goodwill of $125,516,000 and $112,312,000 has been allocated to the Domestic segment respectively. The 2007 and 2006 amounts of goodwill allocated to the Global segment was $18,408,000 and $16,507,000, respectively.

(n) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(o) Concentrations

Substantially all of the Company's cash and cash equivalents and short-term investments are held at three major U.S. financial institutions. The majority of the Company's cash equivalents consist of U.S. Government Federal Agency Securities, short-term marketable securities, and overnight repurchase agreements. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand and, therefore, bear minimal risk.

Substantially all of the Company's clients are integrated delivery networks, physicians, hospitals and other healthcare related organizations. If significant adverse macro-economic factors were to impact these organizations it could materially adversely affect the Company. The Company's access to certain software and hardware components is dependent upon single and sole source suppliers. The inability of any supplier to fulfill supply requirements of the Company could affect future results.

(p) Accounting for Share-based Payments

On January 1, 2006, the Company adopted SFAS No. 123(R), "Share-Based Payments," using the modified prospective method of adoption. SFAS 123R replaces SFAS 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123R addresses the accounting for share-based payment transactions with employees and other third parties and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of earnings.

Prior to the adoption of SFAS 123R, the Company applied the intrinsic-value-based method of accounting prescribed by APB Opinion No. 25 to account for its fixed-plan stock options. Under this method, compensation expense was recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. As previously allowed under SFAS 123, the Company only adopted the disclosure requirements of SFAS 123, which established a fair value-based method of accounting for stock-based employee compensation plans. The following is a reconciliation of reported net earnings to adjusted net earnings had the Company recorded compensation expense based on the fair value at the grant date for its stock options under SFAS 123 for the year ended 2005.

(In thousands, except per share data)	**2005**
Reported net earnings	$86,251
Less: stock-based compensation expense determined	
under fair-value-based method for all awards, net of tax	(10,971)
Adjusted net earnings	75,280
Basic earnings per share:	
Reported net earnings	$1.16
Less: stock-based compensation expense determined	
under fair-value-based method for all awards, net of tax	(0.14)
Adjusted net earnings	1.02
Diluted earnings per share:	
Reported net earnings	$1.10
Less: stock-based compensation expense determined	
under fair-value-based method for all awards, net of tax	(0.14)
Adjusted net earnings	0.96

(q) Reclassifications

Certain prior year amounts in our consolidated balance sheet have been reclassified to conform to the current year presentation.

(r) Derivative Instruments and Hedging Activities

The Company follows Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Investments and Hedging Activities," as amended, to account for its derivative and hedging activities.

The Company has issued foreign-denominated debt to manage its foreign currency exposure related to its net investment in its subsidiary in England. Beginning in 2006, at the beginning of each quarterly period, the Company designated a portion (between £60 million and £63 million during the year) of its debt (£65 million), which is denominated in Great Britain Pounds, to hedge its net investment in England. During 2007 the Company designated all £65 million of its debt that is denominated in Great Britain Pounds. At December 29, 2007, approximately $1.5 million, net of approximately $1 million of tax, of increases in the debt related to changes in the foreign currency exchange rate were included in accumulated other comprehensive income. At December 30, 2006 approximately $9 million, net of approximately $6 million of tax, of increases in the debt related to changes in the foreign currency exchange rate were included in accumulated other comprehensive income.

(s) Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 (SFAS 157), "Fair Value Measurements." This statement establishes a single authoritative definition of fair value when accounting rules require the use of fair value and sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. The Company is currently assessing the impact of adoption of SFAS 157 on its results of operations and its financial position and will be required to adopt SFAS 157 as of the first day of the 2008 fiscal year. The effect of adopting SFAS 157 is not expected to be material to the Company's consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (SFAS 159), "The Fair Value Option for Financial Assets and Financial Liabilities." This statement provides companies with an option to report selected financial assets and liabilities at fair value. The Company is currently assessing the impact of adoption of SFAS 159 on its results of operations and its financial position and will be required to adopt SFAS 159 as of the first day of the 2008 fiscal year. The effect of adopting SFAS 159 is not expected to be material to the Company's consolidated financial statements.

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations ("SFAS 141(R)") which replaces SFAS 141 and supersedes FIN 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method". SFAS 141(R) establishes guidelines for how an acquirer measures and recognizes the identifiable assets, goodwill, noncontrolling interest, and liabilities assumed in a business combination. Additionally, SFAS 141(R) outlines the disclosures necessary to allow financial statement users to assess the impact of the acquisition. The Company is currently assessing the impact of adoption of SFAS 141(R) on its results of operations and its financial position, which is expected to be immaterial, and will be required to adopt SFAS 141(R) prospectively for business combinations occurring on or after the first day of the 2009 fiscal year.

Also in December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements", which amends ARB No. 51. SFAS 160 guides that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements, and that net income should be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. The Company is currently assessing the impact of adoption of SFAS 160 on its results of operations and its financial position, which is expected to be immaterial, and will be required to adopt SFAS 160 as of the first day of the 2009 fiscal year.

2. Business Acquisitions

During the three years ended December 29, 2007, the Company completed five acquisitions, which were accounted for under the purchase method of accounting. The results of each acquisition are included in the Company's consolidated statements of operations from the date of each acquisition. Below is a description of the three most significant acquisitions.

On February 22, 2007, the Company completed the purchase of assets of Etreby Computer Company, Inc. ("Etreby"), for $25,120,000, which was reduced by $1,588,000 for a working capital adjustment in the second quarter of 2007. Etreby was a software provider of retail pharmacy management systems. The acquisition of Etreby's assets has expanded the Company's pharmacy systems portfolio. The operating results of Etreby were combined with those of the Company subsequent to the purchase date of February 22, 2007. The allocation of the purchase price to the estimated fair values of the identified tangible and intangible assets acquired and liabilities assumed, resulted in goodwill of $12,676,000 and $10,181,000 in intangible assets. The intangible assets are being amortized over five years. The goodwill was allocated to the Domestic segment and is expected to be deductible for tax purposes. Unaudited pro-forma results of operations have not been presented because the effect of this acquisition was not material to the Company.

On July 5, 2006, the Company completed the purchase of Galt Associates, Inc., now known as Cerner Galt, Inc. ("Galt") for $13,766,000, net of cash acquired. Galt is a provider of safety and risk management solutions for pharmaceutical, medical device and biotechnology companies. The acquisition of Galt has enhanced the Company's LifeSciences portfolio by adding solutions and services that use medical event data to monitor and manage the safety and effectiveness of various therapies. The allocation of the purchase price to the estimated fair values of the identified tangible and intangible assets acquired and liabilities assumed, resulted in goodwill of $9,298,000 and $4,266,000 in intangible assets. The intangible assets are being amortized over periods between two and five years. Unaudited pro-forma results of operations for 2006 were not presented because the effect of this acquisition was not material to the Company.

On January 3, 2005, the Company completed the purchase of assets of the medical business division of VitalWorks, Inc. for approximately $100,000,000, which was funded with existing cash of approximately $65,000,000 and borrowings on the revolving line of credit of approximately $35,000,000. The medical business consists of delivering and supporting physician practice management, electronic medical record, electronic data interchange and emergency department information solutions and related products and services to physician practices, hospital emergency departments, management service organizations and other related entities. The acquisition of VitalWorks' medical division expanded the Company's presence in the physician practice market. $6,382,000 of the purchase price was allocated to in-process research and development that had not reached technological feasibility and is reflected as a charge to earnings in 2005. The allocation of the purchase price to the estimated fair values of the identified tangible and intangible assets acquired and liabilities assumed, resulted in goodwill of $55,166,000 and $43,450,000 in intangible assets that are being amortized over five years.

A summary of the Company's purchase acquisitions for the three years ended December 29, 2007, is included in the following table (in millions, except share amounts):

(In millions)	Date	Consideration	Goodwill	(Tax Basis)	Intangibles	Developed Technology	Form of Consideration
Fiscal Year 2007 Acquisition							
Name: Etreby Computer Company, Inc. **Description of Business:** Software provider of retail pharmacy management systems **Reason for Acquisition:** Integrate technology into *Cerner Millennium*	2/07	$23.5	$12.7	($12.7)	$8.3	$1.9	$23.5 cash
Fiscal Year 2006 Acquisition							
Name: Galt Associates, Inc. **Description of Business:** Safety and risk management software for pharmaceutical, medical device and biotechnology companies **Reason for Acquisition:** Integrate technology into *Cerner Millennium*	7/06	$13.7	$9.3	$ -	$2.7	$1.6	$13.7 cash
Fiscal Year 2005 Acquisition							
Name: Bridge Medical, Inc. **Description of Business:** Leader in point-of-care software market **Reason for Acquisition:** Integrate technology into *Cerner Millennium*	7/05	$11.0	$5.4	($5.4)	$5.5	$2.9	$11 cash
Name: DKE SARL (Axya Systemes) **Description of Business:** Financial, administrative, and clinical solutions in Europe **Reason for Acquisition:** Integrate technology into *Cerner Millennium*	5/05	$5.2	$1.2	$ -	$1.8	$1.5	$5.2 cash
Name: Medical Division of VitalWorks, Inc. **Description of Business:** Physician practice solution **Reason for Acquisition:** Integrate technology into *Cerner Millennium*	1/05	$100.0	$55.2	($55.2)	$35.1	$8.4	$100 cash

Amounts allocated to intangibles are amortized on a straight-line basis over three to 17 years. Amounts allocated to software are amortized based on current and expected future revenues for each product with minimum annual amortization equal to the straight-line amortization over the estimated economic life of the product.

The assets and liabilities of the acquired companies at the date of acquisition are as follows:

(In thousands)	Etreby Computer Company, Inc.	Galt Associates, Inc.	Bridge Medical, Inc.	Axya Systemes	Medical Division of VitalWorks, Inc.
Current assets	$ 1,002	751	1,172	2,680	11,404
Total assets	24,280	15,372	15,802	7,209	120,175
Current liabilities	748	1,606	4,748	2,244	17,064
Total liabilities	748	1,606	4,783	2,483	19,877

3. Receivables

Receivables consist of accounts receivable and contracts receivable. Accounts receivable represent recorded revenues that have been billed. Contracts receivable represent recorded revenues that are billable by the Company at future dates under the terms of a contract with a client. Billings and other consideration received on contracts in excess of related revenues recognized are recorded as deferred revenue. Substantially all receivables are derived from sales and related support and maintenance and professional services of the Company's clinical, administrative and financial information systems and solutions to healthcare providers located throughout the United States and in certain non-U.S. countries. A summary of receivables is as follows:

(In thousands)	December 29, 2007	December 30, 2006
Accounts receivable, net of allowance	$ 261,456	$ 228,676
Contracts receivable	129,604	132,748
Total receivables, net	$ 391,060	$ 361,424

The Company performs ongoing credit evaluations of its clients and generally does not require collateral from its clients. The Company provides an allowance for estimated uncollectible accounts based on specific identification, historical experience and management's judgment. At the end of 2007 and 2006 the allowance for estimated uncollectible accounts was $15,469,000 and $14,628,000, respectively.

During 2007 and 2006, the Company received total client cash collections of $1,646,584,000 and $1,457,603,000, respectively, of which $88,286,000 and $108,814,000 were received from third party arrangements with non-recourse payment assignments.

4. Property and Equipment

A summary of property, equipment, and leasehold improvements stated at cost, less accumulated depreciation and amortization, is as follows:

(In thousands)	Depreciable Lives (Yrs)	December 29, 2007	December 30, 2006
Furniture and fixtures	5 - 12	$ 55,016	$ 41,914
Computer and communications equipment	2 - 5	422,716	308,370
Leasehold improvements	2 - 15	123,799	95,433
Capital lease equipment	3 - 5	17,416	17,333
Land, buildings and improvements	12 - 50	176,216	144,820
Other equipment	5 - 20	983	4,299
		796,146	612,169
Less accumulated depreciation and amortization		333,307	254,227
Total property and equipment, net		$ 462,839	$ 357,942

Depreciation expense for the years ended December 29, 2007, December 30, 2006 and December 31, 2005 was $80,020,000, $61,380,000 and $49,057,000, respectively.

5. Indebtedness

In November 2005, the Company completed a £65,000,000 ($129,779,000 at December 29, 2007) private placement of debt at 5.54% pursuant to a Note Agreement. The Note Agreement is payable in seven equal annual installments beginning in November 2009. The proceeds were used to repay the outstanding amount under the Company's credit facility and for general corporate purposes. The Note Agreement contains certain net worth and fixed charge coverage covenants and provides certain restrictions on the Company's ability to borrow, incur liens, sell assets and pay dividends. The Company was in compliance with all covenants at December 29, 2007.

In December 2002, the Company completed a $60,000,000 private placement of debt pursuant to a Note Agreement. The Series A Senior Notes, with a $21,000,000 principal amount at 5.57%, are payable in three equal installments, which began in December 2006. The Series B Senior notes, with a $39,000,000 principal amount at 6.42%, are payable in four equal annual installments beginning December 2009. The proceeds were used to repay the outstanding amount under the Company's credit facility and for general corporate purposes. The Note Agreement contains certain net worth and fixed charge coverage covenants and provides certain restrictions on the Company's ability to borrow, incur liens, sell assets and pay dividends. The Company was in compliance with all covenants at December 29, 2007.

In May 2002, the Company expanded its credit facility by entering into an unsecured credit agreement with a group of banks led by US Bank. This agreement was amended and restated on November 30, 2006 and provides for a current revolving line of credit for working capital purposes. The current revolving line of credit is unsecured and requires monthly payments of interest only. Interest is payable at the Company's option at a rate based on prime (7.25% at December 29, 2007) or LIBOR (4.73% at December 29, 2007) plus 1.55%. The interest rate may be reduced by up to 1.15% if certain net worth ratios are maintained. The agreement contains certain net worth, current ratio, and fixed charge coverage covenants and provides certain restrictions on the Company's ability to borrow, incur liens, sell assets, and pay dividends. A commitment fee of 2/10% is payable quarterly based on the usage of the revolving line of credit. The revolving line of credit matures on May 31, 2010. On January 10, 2005, the Company drew down $35,000,000 from its revolving line of credit in connection with the acquisition of the medical business division of VitalWorks. (See Note 2 to the consolidated financial statements.) This amount was paid in full as of December 31, 2005. As of December 29, 2007, the Company had no outstanding borrowings under this agreement and had $90,000,000 available for working capital purposes. The Company was in compliance with all covenants at December 29, 2007.

In April 1999, the Company completed a $100,000,000 private placement of debt pursuant to a Note Agreement. The Series A Senior Notes, with a $60,000,000 principal amount at 7.14% were paid in full in 2006. The Series B Senior Notes, with a $40,000,000 principal amount at 7.66%, are payable in six equal annual installments which commenced in April 2004. The proceeds were used to retire the Company's existing $30,000,000 of debt, and the remaining funds were used for capital improvements and to strengthen the Company's cash position. The Note Agreement contains certain net worth, current ratio, and fixed charge coverage covenants and provides certain restrictions on the Company's ability to borrow, incur liens, sell assets and pay dividends. The Company was in compliance with all covenants at December 29, 2007.

In March 2004, the Company issued a $7,500,000 promissory note to Cedars-Sinai Medical Center of which $2,500,000 was repaid in October 2004. The balance of the note was paid on April 30, 2007.

The Company also has capital lease obligations amounting to $769,000, payable over the next two years.

The aggregate maturities for the Company's long-term debt, including capital lease obligations, are as follows:

(In thousands)		
2008	$	14,260
2009		36,044
2010		29,362
2011		28,290
2012		28,290
2013 and thereafter		55,620
Total maturities	$	191,866

The Company estimates the fair value of its long-term, fixed-rate debt using a discounted cash flow analysis based on the Company's current borrowing rates for debt with similar maturities. The fair value of the Company's long-term debt was approximately $173,675,000 and $185,154,000 at December 29, 2007 and December 30, 2006, respectively.

6. Interest Income (Expense)

A summary of interest income and expense is as follows:

(In thousands)	2007	2006	2005
Interest income	$ 13,206	$ 11,877	$ 3,871
Interest expense	(11,937)	(12,574)	(9,729)
Interest income (expense), net	$ 1,269	$ (697)	$ (5,858)

7. Stock Options and Equity

At the end of 2007 and 2006, the Company had 1,000,000 shares of authorized but unissued preferred stock, $.01 par value.

As of December 29, 2007, the Company had four fixed stock option and equity plans in effect for associates. The awards granted under these plans qualify for equity classification pursuant to SFAS 123R. Amounts recognized in the consolidated financial statements with respect to these plans are as follows:

(In thousands)	2007	2006	2005
Total cost of share-based payments for the period	$ 17,334	$ 19,973	$ 727
Amounts capitalized in software development costs, net of amortization	(1,145)	(952)	-
Amounts charged against earnings, before income tax benefit	$ 16,189	$ 19,021	$ 727
Amount of related income tax benefit recognized in earnings	$ 6,030	$ 7,275	$ 278

During 2007, the Company had two shareholder approved long-term incentive plans from which it could issue grants.

Under the 2001 Long-Term Incentive Plan F, the Company is authorized to grant to associates, directors and consultants 4,000,000 shares of common stock awards taking into account the stock-split effective January 10, 2006. Awards under this plan may consist of stock options, restricted stock and performance shares, as well as other awards such as stock appreciation rights, phantom stock and performance unit awards which may be payable in the form of common stock or cash at the Company's discretion. However, not more than 1,000,000 of such shares will be available for granting any types of grants other than options or stock appreciation rights. Options under Plan F are exercisable at a price not less than fair market value on the date of grant as determined by the Stock Option Committee. Options under this plan typically vest over a period of five years as determined by the Stock Option Committee and are exercisable for periods of up to 25 years.

Under the 2004 Long-Term Incentive Plan G, the Company is authorized to grant to associates and directors 4,000,000 shares of common stock awards taking into account the stock-split effective January 10, 2006. Awards under this plan may consist of stock options, restricted stock and performance shares, as well as other awards such as stock appreciation rights, phantom stock and performance unit awards which may be payable in the form of common stock or cash at the Company's discretion. Options under Plan G are exercisable at a price not less than fair market value on the date of grant as determined by the Stock Option Committee. Options under this plan typically vest over a period of five years as determined by the Stock Option Committee and are exercisable for periods of up to 12 years. In 2007, Long-Term Incentive Plan G was amended to permit Cerner the ability to recover fringe benefit tax payments made by Cerner on behalf of its associates in India.

In addition to the stock option plans, the Company has also granted 1,708,170 other non-qualified stock options over time through December 29, 2007, under separate agreements to associates and certain third parties. These options are exercisable at a price equal to or greater than the fair market value on the date of grant. These options vest over periods of up to six years and are exercisable for periods of up to 10 years.

The fair market value of each stock option award is estimated on the date of grant using a lattice option-pricing model for 2007 and 2006 and the Black-Scholes option-pricing model for 2005. In 2006, the Company changed its valuation model from the Black-Scholes option-pricing model to the lattice pricing model because it is believed to provide greater flexibility for valuing the substantive characteristics of employee share instruments, resulting in a more accurate estimate of fair market value. The pricing model requires the use of the following estimates and assumptions:

- Expected volatilities under the lattice model are based on an equal weighting of implied volatilities from traded options on the Company's shares and historical volatility. Expected volatilities under the Black-Scholes model were based entirely on the historical volatility. The Company uses historical data to estimate the stock option exercise and associate departure behavior used in the lattice model; groups of associates (executives and non-executives) that have similar historical behavior are considered separately for valuation purposes.
- The expected term of stock options granted is derived from the output of the lattice model and represents the period of time that stock options granted are expected to be outstanding; the range given below results from certain groups of associates exhibiting different post-vesting behaviors. The expected term under the Black-Scholes model was determined using the simplified method of estimating the term as described in Staff Accounting Bulletin 107.
- The risk-free rate used in 2007 and 2006 is based on the zero-coupon U.S. Treasury bond with a term equal to the contractual term of the awards. The risk-free rate used in 2005 is based on the zero-coupon U.S. Treasury bond with a term equal to the expected term of the awards.

The weighted-average assumptions used to estimate the fair market value of stock options are as follows:

(In thousands)	2007	2006	2005
Expected Volatility (%)	43.1 - 46.1	46.8 - 48.2	45.4 - 49.1
Expected term (yrs)	9.6 - 9.9	8.0 - 8.7	6.6
Risk-free rate (%)	4.6	4.9	4.1

A combined summary of the stock option activity of the Company's four fixed stock option and equity plans (Non-Qualified Stock Option Plans D and E were in effect prior to 2005 and some options remain issued and outstanding; however, no new grants were permitted to be issued from Plans D and E after January 1, 2005 pursuant to the terms of the Plans) and other stock options at the end of 2007, 2006 and 2005 are presented below:

	2007			2006			2005	
Options	Number of Shares	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Number of Shares	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Number of Shares	Weighted-Average Exercise Price
Outstanding at December 30, 2006	10,432,448	$ 21.11		11,039,522	$ 18.51		14,545,148	$ 16.25
Granted	934,280	55.04		1,044,230	42.63		1,341,286	33.77
Exercised	(1,731,512)	16.80		(1,352,318)	15.78		(4,272,960)	15.62
Forfeited and Expired	(489,653)	29.83		(298,986))	24.32		(573,952)	18.16
Outstanding at December 29, 2007	9,145,563	$ 24.94	$298,744,933	10,432,448	$ 21.11	$177,409,878	11,039,522	$ 18.51
Options exercisable at the end of the year	5,423,960	$ 17.51	$217,383,381	5,391,750	$ 15.98	$116,135,878	4,813,058	$ 15.56

The following tables summarize information about fixed and other stock options outstanding at December 29, 2007:

Options Outstanding			
Range of Exercise Prices	Number Outstanding at 12/29/2007	Weighted-Average Remaining Contractual Life (yrs)	Weighted-Average Exercise Price
$ 6.25 - 14.00	2,361,129	6.15	$ 10.16
14.1 - 21.64	2,465,376	7.05	18.07
21.65 - 39.29	2,383,141	6.10	27.65
39.78 - 136.86	1,935,917	8.77	48.37
	9,145,563	6.94	24.94

Continued from previous page

	Options Exercisable		
Range of Exercise Prices	Number Outstanding at 12/29/2007	Weighted-Average Remaining Contractual Life (yrs)	Weighted-Average Exercise Price
$ 6.25 - 14.00	1,890,587		$ 10.16
14.1 - 21.64	2,091,288		17.75
21.65 - 39.29	1,387,485		26.18
39.78 - 136.86	54,600		42.28
	5,423,960	6.54	17.51

The weighted-average grant date fair market value of stock options granted during 2007, 2006 and 2005 was $29.17, $19.68 and $17.86, respectively. The total intrinsic value of stock options exercised in 2007 and 2006 was $67,336,000 and $39,276,000, respectively. The Company issues new shares to satisfy option exercises.

(a) Restricted Stock Grants

A summary of the Company's restricted stock grants during 2007, 2006 and 2005 are presented below:

Plan	Shares Granted	Grant Date	Fair Value	Vesting Date	Number of Shares	Recipient
F	15,000	7/6/2004	$21.16	5/26/2005	15,000	BOD
F	5,000	4/4/2005	26.19	2/2/2006	1,666	BOD
				2/2/2007	1,666	
				2/2/2008	1,668	
F	25,000	6/3/2005	31.41	5/25/2006	25,000	BOD
G	5,000	6/3/2005	31.41	5/25/2006	1,666	BOD
				5/24/2007	1,666	
				5/22/2008	1,668	
F	5,000	6/13/2005	31.79	12/31/2006	- *	Associate
F	15,000	5/26/2006	36.61	5/24/2007	15,000	BOD
F	6,000	7/25/2006	38.75	5/24/2007	6,000	BOD
F	13,800	5/25/2007	57.25	5/22/2008	13,800	BOD
G	9,666	12/5/2007	58.62	12/5/2008	3,222	Associate
				12/5/2009	3,222	
				12/5/2010	3,222	

* Grant cancelled on 12/30/2006 due to failure to meet performance criteria.

All grants were valued at the fair market value on the date of grant and vest provided the recipient has continuously served on the Board of Directors through such vesting date or in the case of an associate provided that performance measures are attained. The expense associated with these grants is being recognized over the period from the date of grant to the vesting date. The Company recognized expenses related to the restricted stock of $887,000, $853,000 and $780,000 in 2007, 2006 and 2005, respectively.

(b) Nonvested Shares

A summary of the Company's nonvested share-based compensation arrangements granted under all plans as of December 29, 2007 is presented below:

	Nonvested Stock	
Options	Number of Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 30, 2006	27,668	$ 34.67
Granted	23,466	57.81
Vested	(24,332)	38.72
Outstanding at December 29, 2007	26,802	54.20

As of December 29, 2007, there was $38,533,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements (including stock option and nonvested share awards) granted under all plans. That cost is expected to be recognized over a weighted-average period of 1.58 years. The total fair market value of shares vested during 2007, 2006 and 2005 was $1,380,000, $1,031,000 and $494,400, respectively.

(c) Associate Stock Purchase Plan

The Company established an Associate Stock Purchase Plan (ASPP) in 2001, which qualifies under Section 423 of the Internal Revenue Code. Each individual employed by the Company and associates of the Company's United States based subsidiaries, except as provided below, are eligible to participate in the Plan ("Participants"). The following individuals are excluded from participation: (a) persons who, as of the beginning of a purchase period under the Plan, have been continuously employed by the Company or its domestic subsidiaries for less than two weeks; (b) persons who, as of the beginning of a purchase period, own directly or indirectly, or hold options or rights to acquire under any agreement or Company plan, an aggregate of 5% or more of the total combined voting power or value of all outstanding shares of all classes of Company Common Stock; and, (c) persons who are customarily employed by the Company for less than 20 hours per week or for less than five months in any calendar year. Participants may elect to make contributions from 1% to 20% of compensation to the ASPP, subject to annual limitations determined by the Internal Revenue Service. Participants may purchase Company Common Stock at a 15% discount on the last business day of the purchase period. The purchase of the Company's Common Stock is made through the ASPP on the open market and subsequently reissued to the associates. Under FAS123R, the difference of the open market purchase and the participant's purchase price is being recognized as compensation expense.

8. Foundations Retirement Plan

The Cerner Corporation Foundations Retirement Plan (the Plan) is established under Section 401(k) of the Internal Revenue Code. All associates over age 18 and not a member of an excluded class are eligible to participate. Participants may elect to make pretax contributions from 1% to 80% of eligible compensation to the Plan, subject to annual limitations determined by the Internal Revenue Service. Participants may direct contributions into mutual funds, a money market fund, a Company stock fund, or a self-directed brokerage account. The Company makes matching contributions to the Plan, on behalf of participants, in an amount equal to 33% of the first 6% of the participant's salary contribution. The Company's expenses for the Plan amounted to $8,280,000, $7,791,000 and $7,130,000 for 2007, 2006 and 2005, respectively.

The Company added a second tier discretionary match to the Plan in 2000. Contributions are based on attainment of established earnings per share goals for the year or the established financial metric for the Plan. Only participants who defer 2% of their base salary are eligible to receive the discretionary match contribution. For the years ended 2007, 2006 and 2005 the Company expensed $6,019,000, $6,638,000 and $5,783,000 for discretionary distributions, respectively.

9. Income Taxes

Income tax expense (benefit) for the years ended 2007, 2006 and 2005 consists of the following:

(In thousands)	2007	2006	2005
Current:			
Federal	$ 66,701	$ 44,139	$ 47,499
State	3,600	7,855	7,549
Foreign	24,629	(2,987)	819
Total current expense	94,930	49,007	55,867
Deferred:			
Federal	(1,726)	6,586	(2,964)
State	(1,360)	(1,431)	(2,382)
Foreign	(15,002)	3,491	(1,528)
Total deferred expense (benefit)	(18,088)	8,646	(6,874)
Total income tax expense	$ 76,842	$ 57,653	$ 48,993

Temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities that give rise to significant portions of deferred income taxes at the end of 2007 and 2006 relate to the following:

(In thousands)	December 29, 2007	December 30, 2006
Deferred tax assets		
Accrued expenses	$ 20,332	$ 15,224
Separate return net operating losses	24,462	12,291
Share based compensation	11,433	5,800
Hedge of net investment in foreign subsidiary	10,174	7,189
Other	834	4,336
Total deferred tax assets	67,235	44,840
Deferred tax liabilities		
Software development costs	(73,165)	(71,035)
Contract and service revenues and costs	(8,616)	(12,881)
Depreciation and amortization	(26,616)	(17,138)
Other	(1,156)	(94)
Total deferred tax liabilities	(109,553)	(101,148)
Net deferred tax liability before valuation allowance	$ (42,318)	$ (56,308)
Valuation allowance	(7,982)	0
Net deferred tax liability	(50,300)	(56,308)

During the second quarter of 2007, the Company determined that due to a change in circumstances in the quarter, it is more likely than not that certain tax operating loss carry-forwards in a non-U.S. jurisdiction would not be realized resulting in the recognition of a valuation allowance totaling approximately $7,982,000. Based upon the level of historical taxable income and projections for future taxable income over the periods which the remaining deferred tax assets are expected to be deductible, as well as the scheduled reversal of deferred tax liabilities, management believes it is more likely than not the Company will realize the remaining deferred tax assets. At December 29, 2007, the Company has net operating loss carry-forwards subject to Section 382 of the Internal Revenue Code for Federal income tax purposes of $19.0 million which are available to offset future Federal taxable income, if any, through 2020.

The December 30, 2006 deferred tax assets include an adjustment to correct amounts previously reported for non-U.S. net operating losses related to periods prior to 2005. The effect of this adjustment is an increase to deferred tax assets and January 1, 2005 retained earnings by $4,162,000. The impact of this adjustment is not material to previously reported periods.

The effective income tax rates for 2007, 2006 and 2005 were 38%, 34% and 36%, respectively. These effective rates differ from the Federal statutory rate of 35% as follows:

(In thousands)	2007	2006	2005
Tax expense at statutory rates	$ 71,389	$ 58,640	$ 47,335
State income tax, net of federal benefit	4,640	4,176	4,396
Zynx tax benefit adjustment	-	-	(4,794)
Prior period adjustments	(3,125)	(1,994)	-
Valuation Allowance	7,982	-	-
Other, net	(4,044)	(3,169)	2,056
Total income tax expense	76,842	57,653	48,993

The 2007 and 2006 tax expense amounts include the recognition of approximately $3,125,000 and $1,994,000 respectively of tax benefits for items related to prior periods. The adjustments in 2007 were recorded primarily to correct an error in the Company's 2006 state income tax rate. These differences have accumulated over several years and the impact to any one of these prior periods is not material. The 2006 amounts relate to tax credits taken on prior income tax returns and to correct an error in prior years' effective foreign tax rate, which have accumulated over several years.

Income taxes payable are reduced by the tax benefit resulting from disqualifying dispositions of stock acquired under the Company's stock option plans. The 2007, 2006 and 2005 benefits of $29,865,000, $9,372,000 and $30,289,000, respectively, are treated as increases to additional paid-in capital.

On December 31, 2006, the Company adopted the Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes," an interpretation of the Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". This interpretation clarifies how companies calculate and disclose uncertain tax positions. The effect of adopting this interpretation did not impact any previously recorded amounts for unrecognized tax benefits.

The 2007 beginning and ending amounts of accrued interest related to the underpayment of taxes was $1,150,000 and $202,000, respectively. The Company classifies interest and penalties as income tax expense in its consolidated statement of earnings, which is consistent with how the Company previously classified interest and penalties related to the underpayment of income taxes. No accrual for tax penalties was recorded upon adoption of FIN 48 or at the end of the year.

The total amount of unrecognized tax benefits including interest was $13,300,000 as of December 31, 2006. During 2007, the Company effectively settled IRS examinations for the 1998 to 2004 periods and as a result reclassified previously recorded reserves for tax uncertainties by $9,845,000 including interest. Of this amount, $1,732,000 was recorded as a reduction to income tax expense in 2007. The years after 2004 remain open. As of December 29, 2007, the total amount of unrecognized tax benefits, including interest, was $8,069,000. All of this amount, if recognized, would affect the effective tax rate. The Company does not expect the current amount of its unrecognized tax benefits to change materially over the next 12 months.

A reconciliation of unrecognized tax benefit as of December 29, 2007, is presented below:

(In thousands)		
Unrecognized tax benefit - December 30, 2006	$	13,300
Gross decreases- tax positions in prior period		(1,732)
Gross increases- in current-period tax positions		4,614
Settlements		(8,113)
Unrecognized tax benefit - December 29, 2007		8,069

10. Related Party Transactions

The Company leases an airplane from PANDI, Inc. (PANDI), a company owned by Mr. Neal L. Patterson and Mr. Clifford W. Illig, the Company's Chairman/CEO and Vice Chairman of the Board, respectively. The airplane is leased on a per mile basis with no minimum usage guarantee. The lease rate is believed to approximate fair market value for this type of aircraft. During 2007, 2006 and 2005 the Company paid an aggregate of $661,000, $670,000 and $812,000 for the rental of the airplane, respectively. The airplane is used principally by Mr. Trace Devanny, President, and Mr. Mike Valentine, Executive Vice President, to make client visits.

On February 6, 2007, the Company entered into an Aircraft Service Agreement between Rockcreek Aviation, Inc. (the Company's wholly-owned flight operations subsidiary) and PANDI. Under this agreement Rockcreek Aviation provides flight operations services to PANDI with respect to PANDI's aircraft. PANDI owns and operates a Beechcraft, BeechJet 400. During 2007, the aircraft services fees paid by PANDI to the Company were $238,000.

11. Commitments

In prior years, the Company leased space to unrelated parties in its North Kansas City headquarters complex and in other business locations under noncancelable operating leases. Included in other revenues is rental income of $305,000 and $583,000 in 2006 and 2005, respectively. The Company did not receive rental income in 2007.

The Company is committed under operating leases for office space and computer equipment through October 2027. Rent expense for office and warehouse space for the Company's regional and global offices for 2007, 2006 and 2005 was $12,436,000, $11,391,000 and $9,056,000, respectively. Aggregate minimum future payments (in thousands) under these noncancelable operating leases are as follows:

(In thousands)		
2008	$	34,143
2009		27,971
2010		24,497
2011		23,387
2012		22,928
2013 and thereafter		99,198

12. Segment Reporting

The Company has two operating segments, Domestic and Global. Revenues are derived primarily from the sale of clinical, financial and administrative information systems and solutions. The cost of revenues includes the cost of third party consulting services, computer hardware and sublicensed software purchased from computer and software manufacturers for delivery to clients. It also includes the cost of hardware maintenance and sublicensed software support subcontracted to the manufacturers. Operating expenses incurred by the geographic business segments consist of sales and client service expenses including salaries of sales and client service personnel, communications expenses and unreimbursed travel expenses. Performance of the segments is assessed at the operating earnings level and, therefore, the segment operations have been presented as such. "Other" includes revenues not generated by the operating segments and expenses such as software development, marketing, general and administrative, share-based compensation expense and depreciation that have not been allocated to the operating segments. It is impractical for the Company to track assets by geographical business segment.

Accounting policies for each of the reportable segments are the same as those used on a consolidated basis. The following table presents a summary of the operating information for the years ended December 29, 2007, December 30, 2006 and December 31, 2005.

	Operating Segments			
(In thousands)	Domestic	Global	Other	Total
2007				
Revenues	$ 1,227,434	$ 290,677	$ 1,766	$ 1,519,877
Cost of revenues	221,154	53,367	5,589	280,110
Operating expenses	331,124	151,355	553,205	1,035,684
Total costs and expenses	552,278	204,722	558,794	1,315,794
Operating earnings	$ 675,156	$ 85,955	$ (557,028)	$ 204,083

	Operating Segments			
(In thousands)	Domestic	Global	Other	Total
2006				
Revenues	$ 1,166,662	$ 207,367	$ 4,009	$ 1,378,038
Cost of revenues	251,574	39,224	172	290,970
Operating expenses	308,085	107,571	505,245	920,901
Total costs and expenses	559,659	146,795	505,417	1,211,871
Operating earnings	$ 607,003	$ 60,572	$ (501,408)	$ 166,167

	Operating Segments			
(In thousands)	Domestic	Global	Other	Total
2005				
Revenues	$ 1,043,804	$ 113,317	$ 3,664	$ 1,160,785
Cost of revenues	238,096	17,189	(599)	254,686
Operating expenses	288,098	48,098	429,467	765,663
Total costs and expenses	526,194	65,287	428,868	1,020,349
Operating earnings	$ 517,610	$ 48,030	$ (425,204)	$ 140,436

13. Revised Quarterly Results (unaudited)

Selected quarterly financial data for 2007 and 2006 is set forth below:

(In thousands, except per share data)	Revenues	Earnings Before Income Taxes	Net Earnings	Basic Earnings Per Share	Diluted Earnings Per Share
2007 quarterly results:					
March 31	$365,852	$42,976	$27,711	0.35	0.34
June 30	386,588	48,189	26,849	0.34	0.32
September 29	372,936	53,576	31,234	0.39	0.37
December 29	394,501	59,226	41,331	0.52	0.49
Total	$1,519,877	203,967	127,125		
2006 quarterly results:					
April 1	$321,224	33,426	20,144	0.26	0.25
July 1	330,572	39,368	23,873	0.31	0.29
September 30	345,452	43,831	26,728	0.34	0.33
December 30 (1)	380,790	50,919	39,146	0.50	0.48
Total	$1,378,038	167,544	109,891		

(1) Includes a tax benefit of $7.9 million related to the extension of the Federal Research and Development Credit, the recognition of certain state tax benefits and adjustments to correct certain federal and foreign items unrelated to the fourth quarter of 2006. This results in an increase to diluted earnings per share of $0.10

(a) Immaterial Corrections

During 2007, certain errors were identified that impacted amounts previously reported on our Form 10-Q for the 2007 quarterly periods and on our Form 10-K for the prior annual periods. These items separately and in the aggregate did not have a material impact on results previously reported in 2007 or prior periods. However, we have revised our previously reported quarterly results in 2007 to reflect the adjustments in the appropriate quarterly period. These items are:

Research and Development

In connection with production and delivery of the *RxStation* medication dispensing devices, the Company reviewed the accounting treatment of previously capitalized costs related to this device and determined a write-off was necessary. The fourth quarter of 2007 in the table below includes additional after tax expense of $2.1 million, net of $1.3 million tax benefit, related to periods prior to 2007.

State Income Taxes

This adjustment relates to the use of a higher estimated effective state income tax rate than the actual effective rate in computing the Company's current tax provision. The Company's fourth quarter of 2007 in the table below includes a decrease in tax expense of $3.1 million related to the 2006 period.

Foreign Taxes

This adjustment corrected a tax item of $4.2 million previously reported in the second quarter of 2007 relating to foreign net operating losses for periods prior to 2005. This adjustment has been corrected through an adjustment to the January 1, 2005 retained earnings. The second item is due to a reduction in foreign income tax rates resulting from a law that was enacted in the third quarter of 2007, which effectively reduced the value of the Company's foreign tax losses.

A summary of the quarterly adjustments for 2007 is set forth below:

(In thousands)	2007				
Revenues	March 31	June 30	September 29	December 29	Total
As reported	$365,852	$386,588	$372,936	$394,501	$1,519,877
Research & Development	-	-	-	-	0
State Income taxes	-	-	-	-	0
Foreign Taxes	-	-	-	-	0
Revised	$365,852	$386,588	$372,936	$394,501	$1,519,877
Earnings Before Income taxes					
As reported	$43,751	$49,031	$56,010	$59,226	$208,018
Research & Development	(775)	(842)	(2,434)	-	(4,051)
State Income taxes	-	-	-	-	0
Foreign Taxes	-	-	-	-	0
Revised	$42,976	$48,189	$53,576	$59,226	$203,967
Net Earnings					
As reported	$27,580	$31,115	$35,841	$41,331	$135,867
Research & Development	(487)	(528)	(1,528)	-	(2,543)
State Income taxes	521	521	521	-	1,563
Foreign Taxes	97	(4,259)	(3,600)	-	(7,762)
Revised	$27,711	$26,849	$31,234	$41,331	$127,125

Stock Price Performance Graph

The following graph presents a comparison for the five-year period ended December 31, 2007 of the performance of the Common Stock of the Company with the NASDAQ Composite Index (US Companies) (as calculated by The Center for Research in Security Prices) and the NASDAQ Computer/Data Processing Group (as calculated by The Center for Research in Security Prices):



Comparison of 5 Year Cumulative Total Return
$500
$400
$300
$200
$100
$0
12/02
12/03
12/04
12/05
12/06
12/07
Cerner Corporation
Nasdaq Computer and Data Processing Index
Nasdaq Stock Market (US Companies)

The above comparison assumes $100 was invested on December 31, 2002 in Common Stock of the Company and in each of the foregoing indices and assumes reinvestment of dividends. The results of each component issuer of each group are weighted according to such issuer's stock market capitalization at the beginning of each year.

Annual Shareholders' Meeting

The Annual Shareholders' Meeting will be held at 10:00 a.m. on May 23, 2008, at The Cerner Round auditorium in the Cerner Vision Center, located on the Cerner campus at 2850 Rockcreek Parkway, North Kansas City, Missouri. A formal notice of the Meeting, with a Proxy Statement and Proxy Card, will be available, to each shareholder of record, in April 2008.

Annual Report/10-K Report

Publications of interest to current and potential Cerner investors are available upon written request or via Cerner's Web site at www. cerner.com These include annual and quarterly reports and the Form 10-K filed with the Securities and Exchange Commission.

Written requests should be made to:

Cerner Corporation
Investor Relations
2800 Rockcreek Parkway
North Kansas City, MO 64117-2551

Inquiries of an administrative nature relating to shareholder accounting records, stock transfer, change of address and miscellaneous shareholder requests should be directed to the transfer agent and registrar, Computershare Trust Company, at 1-800-884-4225.

Transfer Agent and Registrar

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
1-800-884-4225

Stock Listings

Cerner Corporation's common stock trades on The NASDAQ Stock Market LLC under the symbol CERN.

Independent Accountants

KPMG LLP
Kansas City, MO


CERNER
All Together

World Headquarters
Cerner Worldwide
2800 Rockcreek Parkway
North Kansas City, MO USA
64116-2551
816.221.1024 Phone
www.cerner.com

Worldwide
Australia
Canada
France
Germany
Hong Kong
India
Ireland
Malaysia
Singapore
Spain
United Arab Emirates
United Kingdom

END